Filed Pursuant to Rule 424(b)(4)
Registration No. 333-134299
5,000,000 Shares
Common Stock
$16.65 per share

•	Dollar Financial Corp. is offering 5,000,000 shares.

•	The last reported sale price of our common stock on June 15, 2006 was $17.25 per share.

•	Trading symbol: Nasdaq National Market — DLLR

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$16.65	$83,250,000
Underwriting discount	$0.50	$2,500,000
Proceeds, before expenses, to Dollar Financial Corp.	$16.15	$80,750,000

The underwriters have a 30-day option to purchase up to 750,000 additional shares of common stock from the selling stockholders to cover over-allotments, if any. We will not receive any net proceeds from the sale of our shares by the selling stockholders.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Jefferies & Company
The date of this prospectus is June 15, 2006.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and related notes included elsewhere in this prospectus and the documents we have referred you to, before deciding to invest in the offering. As used herein, the term “fiscal year” refers to the twelve month period ended June 30 of that year.
Business of Dollar Financial Corp.
We are a leading international financial services company serving under-banked consumers. Our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. Our We The People legal document preparation services retail store network is the largest of its kind in the United States. Our customers are typically lower-and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, single-payment consumer loans, money orders, money transfers and legal document preparation services. We operate a store network of 1,269 locations (of which 758 are company-owned) operating as Money Mart®, The Money Shop, Loan Mart®, Insta-Cheques® and We The People® in 35 states, the District of Columbia, Canada and the United Kingdom. This network includes 1,105 locations (including 736 company-owned) in 16 states and the District of Columbia offering financial services including check cashing, single-payment consumer loans, sale of money orders, money transfer services and various other related services. Also included in this network is our We The People USA business, which offers retail based legal documentation preparation services through a network of 22 company-owned and 142 franchised locations in 31 states. We generated revenues of $241.6 million for the nine months ended March 31, 2006, a 12.4% increase over the same period in fiscal 2005, and our comparable store, franchised store and document transmitter revenues increased 7.9% in the first nine months of fiscal 2006 compared to the same period in fiscal 2005. We generated revenues of $291.6 million in fiscal 2005, an 18.5% increase over fiscal 2004, and our comparable store, franchised store and document transmitter revenues increased 15.1% in fiscal 2005 compared to fiscal 2004. We earned income before income taxes of $19.6 million in fiscal 2005 and $2.8 million in fiscal 2004.
Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income tax refund checks. We cashed approximately 8.1 million checks with an average face amount of $421 for an average fee per check of $15.81 in fiscal 2005, compared to 9.0 million checks cashed with an average face amount of $338 for an average fee per check of $11.74 in fiscal 2001. In addition, in fiscal 2005, acting both as a servicer and as a direct lender, we originated 3.3 million single-payment consumer loans with a total face amount of $1.1 billion, an average principal amount of $337 and a weighted average term of 14.4 days, compared to 3.1 million single-payment consumer loans in fiscal 2004 with a total face amount of $881.9 million, an average principal amount of $286 and a weighted average term of approximately 14.3 days.

We believe the industry in which we participate is large, highly fragmented and growing. Industry growth has been fueled by several demographic and socioeconomic trends, including an overall increase in the population and an increase in service sector workers as a percentage of the total workforce, which have resulted in a greater number of people seeking to cash paychecks on a regular basis and obtaining single-payment consumer loans. At the same time, closings of many less profitable or lower-traffic neighborhood bank branches have resulted in fewer convenient alternatives for many consumers. These trends have combined to increase demand for the basic financial services we provide. Our business model and strategic objectives are designed to capitalize on this demand by providing our customer base with a range of value-added financial services available at neighborhood stores.
To date, our network has grown through a combination of new store openings, acquisitions and franchising. With our network of 1,269 stores, we have reached a size that enables us to benefit from economies of scale and to enter into favorable relationships with our key suppliers and strategic partners. For our North American operations, we have also centralized our store support functions, including marketing and advertising, treasury management, human resources and information technology support. These efforts have enabled us to continue to expand our store network, support the development and introduction of new products and services and manage our compliance efforts, particularly those related to our consumer lending activities.
Our Strengths
We believe that the following competitive strengths position us well for continued growth:

•	Leading position in our core markets. We have a leading position in core markets. Our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. In addition, our We The People legal document preparation services retail store network is the largest of its kind in the United States.

•	Diversified product and geographic mix. Our range of consumer financial products and services and our geographic diversification provide a diverse stream of revenue growth opportunities. Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders, money transfers and legal document preparation services. We also provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, reloadable VISA® brand debit cards, photo ID and prepaid local and long-distance phone services.

•	High-quality customer service. We provide high-quality customer service both through our stores and through our centralized support centers. We believe our stores are located in desirable locations near our customers and operate at convenient hours with clean, attractive and secure environments.

•	Diversification and management of credit risk. Our exposure to loss from a single financial services transaction is minimal. We actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within an acceptable range.

•	Management expertise. Our highly qualified and motivated management team at the corporate and operational levels has demonstrated the ability to grow our business through its strategic vision, operational leadership and strong track record of identifying, closing and successfully integrating acquisitions.
Our Strategy
Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

•	Growing through disciplined network expansion. We intend to continue to grow our store network, employing a balanced geographical expansion consisting of a combination of new store openings, acquisitions and franchising, while adhering to a disciplined site selection process. In fiscal 2006, we expect to open approximately 40 retail stores and acquire 40 to 45 retail stores. Through March 31, 2006, we completed 21 new store openings and acquired 40 stores. In addition, we are actively seeking to acquire targeted competitor operations in selected expansion markets in the United States, Canada and the United Kingdom.

•	Introducing related products and services. We intend to continue to innovate, develop, acquire and introduce new products and services to meet the needs of our customers.

•	Capitalizing on our enhanced network and system capabilities. We plan to continue to take advantage of the economies of scale and efficiencies provided by our network of 1,269 stores and our centralized, proprietary support systems to improve customer service and enhance network and store-level profitability.

•	Maintaining our customer-driven retail philosophy. We will strive to maintain our customer service-oriented approach with convenient operating hours, clean facilities and employees trained and incentivized to meet the basic financial service needs of our customers.

•	Expanding our franchising strategy. We intend to expand the reach of our business and our network through an extension of our existing United States, Canadian and U.K. franchising strategy. In Canada and the United Kingdom, we have developed our leading market positions in part through the use of a franchising strategy that allowed us to expand without incurring additional capital expenditures. We also intend to continue the expansion of our We The People legal document preparation services retail store franchise network.
Our Challenges
We face a number of challenges in executing our business strategy. Among the most important we face are:

•	Competition. The industry in which we operate is highly fragmented and very competitive, which could cause us to lose market share and revenues.

•	International operations. We are subject to risks relating to our international operations that could negatively affect our operating results.

•	Regulation. Our business is subject to numerous state and certain federal and foreign laws and regulations that are subject to change and may impose significant costs or limitations on the way we conduct or expand our business and the types of lending products that we offer.

•	Substantial debt. We have substantial existing debt and may incur additional debt in the future, which could adversely affect our financial health and our ability to obtain future financing and react to changes in our business.
Please see the section entitled “Risk Factors” for information on these and other risks related to our business and this offering.
Recent Events
In the United States, historically the majority of our stores were in states where we engaged in consumer lending as a servicer for federally insured financial institutions. We provided these banks with marketing, servicing and collection services for their unsecured short-term single-payment loan products that were offered under our service mark Cash ’Til Payday®. We also offered company-funded short-term single-payment loan products in a limited number of states where we had stores, also under our Cash ’Til Payday® mark. On March 2, 2005, the Federal Deposit Insurance Corporation, or FDIC, issued a financial institution letter which, among other things, limits the period during which a borrower may have a short-term single-payment loan outstanding from any FDIC-insured bank to three months during a twelve-month period. On June 16, 2005, we announced that, as a result of the FDIC’s letter, we would transition away from bank-funded consumer loans to company-funded loans. These loans will continue to be marketed under our Cash ’Til Payday® mark.
As of March 31, 2006, all of our retail financial service locations, with the exception of those in Pennsylvania and Texas, have transitioned to the company-funded consumer loan model. We currently market and service bank-funded short-term single-payment loans at seventeen stores in Pennsylvania and six stores in Texas. In February 2006, we were advised by First Bank of Delaware, or First Bank, which has been the lender in these consumer loans in Pennsylvania and Texas, that First Bank had received a letter from the FDIC communicating certain concerns about First Bank’s consumer loan products. As a result, First Bank recently advised us that it intends to cease offering single-payment consumer loans on or about June 30, 2006. In Pennsylvania, the cessation of bank-funded single-payment loans would effectively eliminate this form of lending in the state, since the Legislature did not pass enabling legislation this year. We do not expect this cessation to have a material impact on our operations. We are currently developing an alternative company-funded revolving credit product for Pennsylvania consumers. We are implementing a credit services organization model for single-payment loans at our six Texas stores under the terms of which, beginning in July 2006, we will guaranty, originate and service loans for a non-bank lender that comply with Texas law.
The lender in our CustomCashtm domestic installment loan program, First Bank, is working to address certain concerns raised by the FDIC with respect to this program. While we have been responsive to First Bank’s requests and inquiries, we are uncertain whether First Bank will ultimately continue this line of business.
We announced on June 16, 2005 that we were discontinuing marketing and servicing consumer loans fulfilled through document transmitter locations. We expect this discontinuance to result in a reduction of approximately $5.5 million of revenues for the twelve-month period ending June 30, 2006, with minimal impact on income before income taxes. We will continue to offer loans directly to borrowers through other channels of distribution.

On March 9, 2006, we entered into an agreement to purchase substantially all of the assets of thirteen franchised stores in western Canada in a series of transactions. Eleven stores were acquired in March 2006 and two stores will be acquired contingent upon the successful attainment of required local loan licenses. The acquired stores were controlled by a franchisee of our Canadian subsidiary, and we also had a minority ownership interest in seven of these stores. The total aggregate purchase price for the eleven stores was approximately $14.7 million in cash. An additional $3.6 million is being held in escrow for the remaining two stores.
On April 3, 2006, we entered into an asset purchase agreement to acquire six stores from a franchisee of our wholly-owned U.K. subsidiary. The aggregate purchase price for the acquisitions was approximately $1.7 million in cash.
On March 15, 2006, we entered into an agreement in principle to settle three California wage-and-hour class action lawsuits against us for $5.8 million. Please see the section entitled “Legal Proceedings — California legal proceedings” regarding this settlement and other litigation that remains pending against us.
Company Information
We are a Delaware corporation formed in 1990. We operate our store networks through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400. Our website address is http://www.dfg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus.
Money Mart®, The Money Shop, Insta-Cheques® Money Mart Express®, Loan Mart®, Cash ’Til Payday®, CustomCashtm, Momentum® and We The People® are our registered trademarks. All other registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by Dollar Financial Corp.	5,000,000 shares

Common stock outstanding after this offering	23,237,811

Offering price	$16.65 per share

Use of proceeds	We intend to use the net proceeds we receive from this offering to redeem up to $70 million of the 9.75% Senior Notes due in 2011 of Dollar Financial Group, Inc., our wholly-owned subsidiary, and to pay associated fees and expenses. The remaining proceeds will be used to repay indebtedness outstanding under our revolving credit facility.

We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders if the underwriters exercise their overallotment option.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the shares of the common stock.

Nasdaq National Market symbol	DLLR
The number of shares of common stock outstanding at June 15, 2006 excludes the following:

•	1,783,406 shares issuable upon the exercise of options with a weighted average exercise price of $11.65 per share; or

•	572,870 additional shares reserved for future grants under our 2005 stock incentive plan as of June 15, 2006.
The number of shares of common stock outstanding at June 15, 2006 includes 42,309 shares granted in the form of restricted stock awards to officers and employees that are not yet vested because certain performance and service measurements have not yet been met.
Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters’ overallotment options are not exercised. If the overallotment option is exercised in full, certain of the selling stockholders will sell up to 750,000 shares.

Summary Financial Data
We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2004 and June 30, 2005 and for each of the years in the three-year period ended June 30, 2005 and our unaudited consolidated financial statements as of and for the nine months ended March 31, 2006, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended June 30, 2001, June 30, 2002 and June 30, 2003, which are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2006. This table should be read together with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(dollars in thousands, except share, per share, check and per check data)
						(unaudited)
Statements of Operations Data:
Revenues:
Check cashing	$105,690	$104,792	$108,435	$117,397	$128,748	$95,803	$105,859
Consumer lending:
Fees from consumer lending	78,653	98,538	107,580	122,461	153,304	113,970	118,675
Provision for loan losses and adjustments to servicing revenues	(19,487)	(27,913)	(24,995)	(24,489)	(29,725)	(22,517)	(22,873)

Consumer lending, net	59,166	70,625	82,585	97,972	123,579	91,453	95,802
Money transfer fees	9,444	10,098	11,652	13,032	14,771	10,915	12,680
Other revenues	21,199	16,461	16,716	17,706	24,468	16,821	27,250

Total revenues	195,499	201,976	219,388	246,107	291,566	214,992	241,591
Store and regional expenses:
Salaries and benefits	59,501	67,733	73,698	80,438	91,982	67,118	78,290
Occupancy	16,950	18,140	18,896	19,857	22,899	16,840	20,384
Depreciation	5,855	6,562	5,908	6,588	7,226	5,352	5,510
Other	46,102	47,265	49,029	54,173	62,371	46,692	51,434

Total store and regional expenses	128,408	139,700	147,531	161,056	184,478	136,002	155,618

Store and regional margin	67,091	62,276	71,857	85,051	107,088	78,990	85,973
Establishment of reserves for new consumer lending arrangements(1)	—	2,244	—	—	—	—	—
Corporate expenses	19,602	20,998	26,039	27,156	38,276	26,897	31,035
Management fee	864	1,049	1,049	1,003	637	636	—
Losses on store closings and sales and other restructuring	926	1,435	3,987	361	295	133	718
Goodwill amortization	4,710	—	—	—	—	—	—
Other depreciation and amortization	1,926	2,669	3,271	3,244	3,776	2,882	2,689
Interest expense, net of interest income	31,307	31,274	34,620	40,123	33,878	27,237	22,245
Loss on extinguishment of debt	—	—	—	10,355	8,097	8,097	—
Termination of management services agreement	—	—	—	—	2,500	2,500	—
Litigation settlement costs	—	—	2,750	—	—	—	5,800

Income before income taxes	7,756	2,607	141	2,809	19,629	10,608	23,486
Income tax provision(2)	9,199	5,999	8,735	30,842 (3)	19,986	14,045	18,460

Net (loss) income	$(1,443)	$(3,392)	$(8,594)	$(28,033)	$(357)	$(3,437)	$5,026

footnotes on page 9

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(dollars in thousands, except share, per share, check and per check data)
						(unaudited)
Net (loss) income per share:
Basic	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.03)	$(0.27)	$0.28
Diluted	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.03)	$(0.27)	$0.27
Shares used to calculate net (loss) income per share:
Basic	11,013,975	10,965,778	10,965,778	10,965,778	13,945,883	12,569,815	18,103,530
Diluted	11,013,975	10,965,778	10,965,778	10,965,778	13,945,883	12,569,815	18,437,187
Pro forma (unaudited):
Pro forma net income (loss)(4)					$(2,549)	$(7,323)	$1,792
Pro forma net income (loss) per share:
Basic					$(0.13)	$(0.42)	$0.08
Diluted					$(0.13)	$(0.42)	$0.08
Shares used to calculate pro forma net income (loss) per share:
Basic					18,945,883	17,569,815	23,103,530
Diluted					18,945,883	17,569,815	23,437,187
Other Data (unaudited):
Store in operation at end of period	978	1,018	1,084	1,110	1,335	1,342	1,269
Comparable store, franchised store and document transmitter revenue growth(5)	5.4%	1.3%	8.1%	11.5%	15.1%	15.4%	7.9%
Face amount of checks cashed	$3,046,705	$2,969,455	$2,938,950	$3,169,350	$3,424,835	$2,541,782	$2,803,670
Number of checks cashed	9,001,635	8,689,819	8,568,944	8,427,990	8,141,697	6,065,038	6,274,171
Average fee per check cashed	$11.74	$12.06	$12.65	$13.93	$15.81	$15.80	$16.87
Net write-offs of returned checks	$8,186	$7,062	$6,738	$7,662	$9,178	$6,693	$7,661
Net write-offs as a percentage of check cashing revenue	7.7%	6.7%	6.2%	6.5%	7.1%	7.0%	7.2%
Total company-funded consumer loan originations	$194,771	$284,699	$428,733	$490,167	$695,028	$521,895	$735,298
Net write-offs on company-funded consumer loans	$4,067	$5,554	$10,392	$8,972	$14,333	$10,795	$15,759
Net write-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	2.1%	2.0%	2.4%	1.8%	2.1%	2.1%	2.2%
Company-funded consumer loans outstanding at end of period(6)	$12,708	$18,882	$22,408	$31,451	$40,226	$37,258	$51,329
Company-funded consumer loan loss reserve	228	1,694(1)	1,344	2,315	2,747	3,095	4,732

Company-funded consumer loans, net	$12,480	$17,188	$21,064	$29,136	$37,479	$34,163	$46,597

Company-funded consumer loan loss reserve as a percentage of company- funded consumer loans outstanding	1.8%	9.0%	6.0%	7.4%	6.8%	8.3%	9.2%
Reserve for estimated reductions to loan servicing fees(7)	$372	$1,168 (1)	$1,093	$1,380	$1,304	$1,885	$634

	As of March 31, 2006

	Actual	As Adjusted(4)

	(in thousands)
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$111,308	$111,308
Total assets	442,050	440,420
Total debt	299,698	229,700
Shareholders’ equity	66,325	137,272	(8)
footnotes on following page

(1)	During fiscal 2002, Eagle National Bank discontinued the offering of single-payment consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the United States Comptroller of the Currency. In June 2002, we entered into a new servicing relationship with County Bank of Rehoboth Beach, Delaware to provide single-payment consumer loans to our customers. The change in our servicing relationship required corresponding changes to our banking systems, procedures and daily operations. County Bank elected not to fund loans in California and, therefore, we increased the number and amount of company-funded loans we originated. State regulations also prevented the refinancing of company-funded loans in California on their stated maturity date. We believed these factors increased the likelihood of loan losses on our company-funded consumer loan portfolio and the bank-funded consumer loan portfolio. Accordingly, we increased our estimated loss rates for both of these portfolios and established an aggregate reserve of $2.2 million. In June 2005, we terminated our relationship with County Bank.
(2)	As a result of our refinancing in November 2003, we no longer accrue United States taxes on foreign earnings. This results in a substantial reduction in our effective tax rate. The amount of such tax was as follows:

					Nine Months
Year Ended June 30,					Ended March 31,

2001	2002	2003	2004	2005	2005	2006

(in thousands)
					(unaudited)
$3,189	$2,370	$5,162	$2,349	$—	$—	$—

(3)	Due to the refinancing of our debt in November 2003, significant deferred tax assets have been generated. Because the ability to realize the benefits of the asset is not certain, we provided a full valuation allowance against the deferred tax assets at June 30, 2005 which amounted to $37.5 million. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. As of March 31, 2006, we have approximately $113.2 million of federal and state net operating losses and loss carry forwards available to offset future taxable income. The federal and state net operating loss carry forwards will begin to expire in 2023, if not utilized. We believe that our ability to utilize the net operating losses in a given year will be limited under Section 382 of the Code because of changes of ownership resulting from this offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under Section 382 of the Code.
(4)	The pro forma statements of operations data and the as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at the beginning of the periods presented for the pro forma statements of operations data and at March 31, 2006 for the as adjusted balance sheet data. The as adjusted balance sheet data reflects adjustments for the write-off of certain deferred finance costs contemplated by the successful completion of this offering.
(5)	These are revenues from stores, franchised stores and document transmitters that were open during the entire period and the comparable prior period.
(6)	Includes current principal amount under all such loans and any applicable origination and servicing fees paid by the customer (including pledged company-funded loans).
(7)	We have had servicing relationships with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Under each of these relationships, we provided various services to the bank in connection with our origination and servicing of single-payment consumer loans funded by the bank, in exchange for which we were compensated by the bank through the payment of marketing and servicing fees. These fees were subject to adjustment for losses on the loans we originated for County Bank and First Bank. An accrued liability has been established to reflect anticipated adjustments to our servicing fees. The loans we originated for these banks are not reflected on our balance sheet. In June 2005, we terminated our relationship with County Bank and, by June 30, 2006, First Bank intends to cease offering single-payment loans.
(8)	At March 31, 2006, assumes proceeds to us from this offering of $83.3 million less underwriting fees and estimated expenses related to this offering of $4.0 million, charges for call premiums of $7.1 million, $1.6 million for the write-off of deferred issuance costs offset in part by a $0.4 million credit for the write-off of bond premiums.

RISK FACTORS
You should consider carefully the following risks, together with all other information included or incorporated by reference in this prospectus, before you decide to purchase our common stock. Please keep these risks in mind when reading this prospectus, including any forward-looking statements appearing in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer materially. Additional factors and uncertainties not currently known to us or that we currently consider immaterial could also harm our business, operating results and financial condition. As a result, the trading price of our common stock may decline, and you could lose all or part of your investment.
Risks Related to Dollar Financial Corp.
If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and our ability to service our indebtedness and fund our operations would be harmed.
We believe that our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs. However, we have substantial debt service obligations, working capital needs and contractual commitments. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under credit facilities in amounts sufficient to enable us to pay our existing indebtedness, fund our expansion efforts or fund our other liquidity needs.
Changes in applicable laws and regulations governing consumer protection and lending practices, both domestically and abroad, may have a significant negative impact on our business, results of operations and financial condition.
Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect:

•	check cashing fees;

•	licensing and posting of fees;

•	lending practices, such as truth in lending and installment and single-payment lending;

•	interest rates and usury;

•	loan amount and fee limitations;

•	currency reporting;

•	privacy of personal consumer information; and

•	prompt remittance of proceeds for the sale of money orders.
As we develop and introduce new products and services, we may become subject to additional federal and state regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. For example, we ceased offering single-payment consumer loans in Georgia in response to a law passed by the state legislature prohibiting these loans. Although our short-term consumer lending business in Georgia was immaterial to us financially and we had no company-operated stores in that state, similar legislation in other states could have a more substantial negative impact on our operations. States may also seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. For example, the Oklahoma Administrator of Consumer Credit sought to revoke the license of our Oklahoma subsidiary during fiscal 2003, which litigation we subsequently settled. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.
Currently our check cashing and consumer lending activities are subject to only limited substantive regulation in Canada other than usury laws. There is presently activity in the Canadian Parliament to transfer jurisdiction and the development of laws and regulation of our industry’s consumer loan products to the respective provinces. If this occurs, there can be no assurance that the new regulations that may be adopted would not have a detrimental effect on our consumer lending business in Canada. In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements. The modification of existing laws or regulations in Canada and the United Kingdom, or the adoption of new laws or regulations restricting or imposing more stringent requirements on our international check cashing and consumer lending activities, could increase our operating expenses and significantly limit our international business activities.
Our results of operations and financial condition may be negatively impacted by future guidance issued by the Federal Deposit Insurance Corporation.
In the United States, in certain states we engage in consumer lending as a servicer for First Bank. We provide First Bank with marketing, servicing and collection services for their unsecured short-term single-payment loan products and their installment loan product. On March 2, 2005, the FDIC issued a financial institution letter which, among other things, limits the period during which a borrower may have a short-term single-payment loan outstanding from any FDIC-insured bank to three months during a twelve-month period. On June 16, 2005, we announced that, as a result of the FDIC’s letter, we would transition away from bank-funded consumer loans to company-funded loans. As of March 31, 2006, all of our retail financial service locations, with the exception of those located in Pennsylvania and Texas, have transitioned to the company-funded consumer loan model.
We currently market and service bank-funded single-payment loans in seventeen stores in Pennsylvania and six stores in Texas. In February 2006, we were advised by First Bank that First Bank received a letter from the FDIC that communicated certain concerns with First Bank’s consumer loan products. As a result, First Bank recently advised us that it intends to cease offering single-payment loans on June 30, 2006. In Pennsylvania, the cessation of bank funded single-payment loans would effectively eliminate this form of lending in the state as the Pennsylvania legislature did not pass legislation enabling the single-payment loan product as we hoped they would. All of our seventeen stores in Pennsylvania offer check cashing and other products and we expect they will continue to do so after July 1, 2006 when we cease to market and service single-payment loans in our Pennsylvania locations. In regards to our six Texas stores, we are currently developing plans to implement a credit services organization model for single-payment loans by July 1, 2006. If any order, law, rule or regulation by the State of Texas were to have the effect of significantly curtailing the amount or manner in which we may assess fees for credit services, our revenues derived from offering credit services would be adversely affected, unless we could offer, or we could secure an agreement with another party not subject to such limitations, to offer similar or alternate services. We cannot assure you that a credit services organization model will achieve market acceptance with our customers.

First Bank makes installment loans in five states where we market and service these loans. First Bank is working to address certain concerns raised by the FDIC with respect to this product. While we have been responsive to First Bank’s requests and inquiries, we are uncertain whether First Bank will ultimately continue this line of business. If we were unable to market and service this product in the future, it could have a material adverse effect on our business, assuming we could not successfully develop, introduce and manage alternative products in our financial services stores in the United States.
Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.
Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term single-payment loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations.
If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.
We maintain an allowance for loan losses for anticipated losses for loans we make directly as well as for fee adjustments for losses on loans we originate and service for others. To estimate the appropriate level of loan loss reserves, including the reserve for estimated reductions to loan servicing fees, we consider the amount of outstanding loans owed to us, as well as loans owed to banks and serviced by us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly and outstanding loans we originate and service for others. As of March 31, 2006, our allowance for loan losses on company-funded consumer loans that were not in default was $4.7 million, our allowance for losses on defaulted loans was $11.2 million and our reserve for estimated reductions to loan service fees was $1.7 million. These reserves, however, are estimates, and if actual loan losses or reductions to loan servicing fees are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.
Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.
We are currently subject to a number of legal proceedings. We are vigorously defending these proceedings. However, the resolution of one or more of these proceedings could have a material adverse impact on our results of operations or cash flows in future periods.
Competition in the financial services industry could cause us to lose market share and revenues.
The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.
Unexpected changes in foreign tax rates and political and economic conditions could negatively impact our operating results.
We currently conduct significant check cashing and consumer lending activities internationally. Our foreign subsidiaries accounted for 59.5% of our total revenues during fiscal 2005 and 64.9% of our total revenues during the nine months ended March 31, 2006. Our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings. Moreover, if political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and the costs could be increased, which could negatively affect our operating results.
The international scope of our operations may contribute to increased costs and negatively impact our operations.
Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At March 31, 2006, assets held by our foreign subsidiaries represented 60.8% of our total assets. Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations.
Foreign currency fluctuations may adversely affect our results of operations.
We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our results of operations are vulnerable to currency exchange rate fluctuations in the Canadian dollar and the British pound against the United States dollar. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted income before income taxes by approximately $4.9 million for the nine months ended March 31, 2006 and $4.0 million for the nine months ended March 31, 2005. This impact represents nearly 20.8% of our consolidated foreign income before income taxes for the nine months ended March 31, 2006 and 37.7% of our consolidated foreign income before income taxes for the nine months March 31, 2005. Our results of operations will continue to be significantly affected by foreign currency fluctuations, which would cause our results to be below expectations in any period.
Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.
A significant portion of our revenues is derived from cashing checks. Revenues from check cashing accounted for 44.2% of our total revenues during fiscal 2005 and 43.8% of our total revenues during the nine months ended March 31, 2006. Any changes in economic factors that adversely affect consumer transactions could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.

Our business model for our legal document preparation services business is being challenged in the courts, as well as by state legislatures, which could result in our discontinuation of these services in any one or more jurisdictions.
Our business model for our legal document preparation services business is being challenged in various states and, at the federal level, by various United States Bankruptcy trustees as the unauthorized practice of law. A finding in any of these pending lawsuits and proceedings that our legal document preparation services business model constitutes the unauthorized practice of law could result in our discontinuation of these services in any one or more jurisdictions.
Future legislative and regulatory activities and court orders may restrict our ability to continue our current legal document preparation services business model or expand its use. For example, there have been recent efforts by various trade and state bar associations and state legislatures and regulators, such as in Massachusetts, to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys. In Illinois, as we have done successfully in both California and Arizona, we have sponsored legislation (presently pending in both the House and the Senate) that would provide a “safe harbor” for franchisees under its business model.
Changes in local rules and regulations such as local zoning ordinances could negatively impact our business, results of operations and financial condition.
In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on, our ability to provide products and services could have a material adverse effect on our business, results of operations and financial condition.
Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.
Our expansion strategy, which contemplates the addition of new stores and franchisees, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to find qualified franchisees, the ability to obtain any government permits and licenses that may be required and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.
Our check cashing services may become obsolete because of technological advances.
We derive a significant component of our revenues from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.
Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.
Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.
Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.
Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from robberies as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.
If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.
Our future success depends to a significant degree upon the members of our senior management team, particularly Jeffrey Weiss, our Chairman and Chief Executive Officer, and Donald Gayhardt, our President. Since joining us in 1990, Messrs. Weiss and Gayhardt have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions and providing expertise in managing our developing international operations. The loss of the services of one or more members of senior management could harm our business and development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our operating results and growth could suffer.
A catastrophic event at our corporate or international headquarters or our centralized call-center facility in the United States could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.
Our global management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our international headquarters in Victoria, British Columbia and Nottingham, England. We also maintain a centralized call-center facility in Salt Lake City, Utah that performs customer service, collection and loan-servicing functions for our consumer lending business. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.
We are subject to new requirements that we evaluate our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act and other corporate governance initiatives that may expose us to certain risks.
As of June 30, 2006, we will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act and the SEC rules and regulations require an annual management report on our internal controls over financial reporting, including, among other matters, management’s assessment of the effectiveness of our internal control over financial reporting, and an attestation report by our independent registered public accounting firm addressing these assessments.
We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the Nasdaq National Market. Moreover, if we are unable to assert that our internal control over financial reporting is effective in any future period (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have an a material adverse effect on our Company.
Our compliance with the Sarbanes-Oxley Act may require significant expenses and management resources that would need to be diverted from our other operations and could require a restructuring of our internal controls over financial reporting. Any such expenses, time reallocations or restructuring could have a material adverse effect on our operations.
Risks Related to our Common Stock and This Offering
The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.
The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Since our initial public offering in January 2005, the closing prices of our common stock have ranged from a low of $8.50 to a high of $19.43. After this offering, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock.
Future sales of shares of our common stock in the public market could depress our stock price and make it difficult for you to recover the full value of your investment.
We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline.
Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

•	a board of directors that is classified such that only one-third of directors are elected each year;

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.
If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.
If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $20.76 per share, based upon the last reported sale of $17.25 per share on June 15, 2006, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans or if we issue restricted stock to our employees under these plans. In addition, we will have more shares outstanding, which may reduce our future earnings per share unless we generate more earnings.
Our executive officers, directors and principal stockholders may be able to exert significant control over our future direction.
After this offering, our executive officers, directors and principal stockholders will together control approximately 39.4% of our outstanding common stock. As a result, these stockholders, if they act together, may be able to exert significant influence, as a practical matter, on all matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. We are also a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they are our Chief Executive Officer and President, respectively. As a result, this concentration of ownership and representation on our board of directors may delay, prevent or deter a change in control, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statement, including our goals referred to herein, include but are not limited to our inability to:

•	effectively compete in the financial services or legal document preparation services industries and maintain our share of the market;

•	manage risks inherent in international operations, including foreign currency fluctuations;

•	maintain our key banking relationships;

•	sustain demand for our products and services;

•	manage changes in applicable laws and regulations including those governing consumer protection and lending practices and the lender that provides our CustomCashtm installment loan product;

•	manage our growth effectively;

•	compete in light of technological advances; or

•	safeguard against robberies, employee error and theft.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.
Our forward-looking statements speak only as of the date made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
We expect to receive approximately $80.8 million in net proceeds, after deducting underwriting discounts and commissions, from the sale of the 5,000,000 shares offered by us in this offering at an offering price of $16.65 per share. We will not receive any of the proceeds from the sale of shares of common stock sold by the selling stockholders if the underwriters exercise their over-allotment option.
We intend to use the net proceeds from this offering to redeem a portion of the 9.75% Senior Notes due in 2011 of Dollar Financial Group, Inc., our wholly-owned subsidiary and to pay fees and expenses with respect to these transactions and the remaining proceeds will be used to repay indebtedness outstanding under the revolving credit facility of Dollar Financial Group, Inc. The revolving credit facility bears interest at an 8.75% annual rate at March 31, 2006 and matures on November 12, 2009. Borrowings under the revolving credit facility in the past year were used for working capital, for additions to property and equipment and to fund various acquisitions. If we raise additional proceeds, we will repay additional indebtedness under the revolving credit facility of Dollar Financial Group, Inc. If we raise less proceeds, we will repay less indebtedness under the revolving credit facility of Dollar Financial Group, Inc. and less principal amount of notes.
The following table summarizes the estimated uses of funds in connection with this offering (dollars in millions):
Redeem a portion of the outstanding principal amount of Dollar Financial Group, Inc. 9.75% Senior Notes due 2011 at a redemption price of 109.75%:

Principal(1)	$70.0
Accrued interest(1)	1.0
Redemption premium(1)	6.9

Total cost of redemption of 9.75% Senior Notes due 2011	77.9
Pay estimated fees and expenses with respect to this offering and the related transactions	1.5
Use the remaining proceeds to repay indebtedness outstanding under our revolving credit facility(2)	1.4

Total use of net proceeds	$80.8

(1)	Principal, accrued interest and redemption premiums are calculated assuming a July 7, 2006 redemption date. A portion of the expenses will be reflected as a charge in the quarter in which the debt is repaid.
(2)	As of March 31, 2006 we had $27.5 million outstanding indebtedness under the revolving credit facility of Dollar Financial Group, Inc., which bears interest at an 8.75% annual rate at March 31, 2006 and matures on November 12, 2009.

PRICE RANGE OF OUR COMMON STOCK
Our common shares are traded on the Nasdaq National Market under the symbol “DLLR.” Our common stock was initially offered to the public on January 28, 2005 at a price of $16.00. Below is a summary of the high and low prices of our stock for each quarterly period since the date of our initial public offering as reported on the Nasdaq National Market.

Period	High	Low

January 28, 2005 until March 31, 2005	$17.06	$10.57
April 1, 2005 until June 30, 2005	13.00	8.50
July 1, 2005 until September 30, 2005	15.40	10.64
October 1, 2005 until December 31, 2005	12.90	10.27

Period
January 1, 2006 until March 31, 2006	$18.05	$10.70
April 1, 2006 until June 15, 2006	19.74	16.62
As of April 30, 2006, we had approximately 113 holders of record of our common stock. The last reported sale price of our common stock on the Nasdaq National Market on June 15, 2006 was $17.25 per share.
DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. The agreement governing our credit facility and the indenture governing our senior notes impose restrictions on that subsidiary’s ability to make these payments. For example, Dollar Financial Group, Inc.’s ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

CAPITALIZATION
The following table sets forth our capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of 5,000,000 shares of our common stock in this offering at a price of $16.65 per share and the intended application of the net proceeds from this offering.
This table should be read together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006

	Actual	As Adjusted

	(in thousands)
	(unaudited)
Total debt:
Domestic revolving credit facility	$27,500	$27,905
9.75% Senior Notes due 2011	271,556	201,153
Other	642	642

Total debt	299,698	229,700
Common stock, $0.001 par value, 55,500,000 shares authorized, 18,178,511 shares issued, actual; 55,500,000 shares authorized, 23,178,511 shares issued, as adjusted	18	23
Additional paid-in capital	161,480	240,725	(1)
Accumulated deficit	(116,859)	(125,162	) (2)
Accumulated comprehensive income	21,686	21,686

Total shareholders’ equity	66,325	137,272

Total capitalization	$366,023	$366,972

(1)	Assumes proceeds to us from this offering of $83.3 million less underwriting fees and estimated expenses of $4.0 million.
(2)	Assumes charges for call premiums of $7.1 million calculated as of March 31, 2006, $1.6 million for the write-off of deferred issuance costs offset in part by a $0.4 million credit for the write-off of bond premiums.

SELECTED FINANCIAL DATA
We derived the following historical financial information from our audited consolidated financial statements as of June 30, 2004 and June 30, 2005 and for each of the years in the three-year period ended June 30, 2005 and our unaudited consolidated financial statements as of and for the nine months ended March 31, 2006, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended June 30, 2001, June 30, 2002 and June 30, 2003, which are not included in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 2006. This table should be read together with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001(1)	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)					(unaudited)
Statements of Operations Data:
Revenues:
Check cashing	$105,690	$104,792	$108,435	$117,397	$128,748	$95,803	$105,859
Consumer lending:
Fees from consumer lending	78,653	98,538	107,580	122,461	153,304	113,970	118,675
Provision for loan losses and adjustments to servicing revenues	(19,487)	(27,913)	(24,995)	(24,489)	(29,725)	(22,517)	(22,873)

Consumer lending, net	59,166	70,625	82,585	97,972	123,579	91,453	95,802
Money transfer fees	9,444	10,098	11,652	13,032	14,771	10,915	12,680
Other revenues	21,199	16,461	16,716	17,706	24,468	16,821	27,250

Total revenues	195,499	201,976	219,388	246,107	291,566	214,992	241,591
Store and regional expenses:
Salaries and benefits	59,501	67,733	73,698	80,438	91,982	67,118	78,290
Occupancy	16,950	18,140	18,896	19,857	22,899	16,840	20,384
Depreciation	5,855	6,562	5,908	6,588	7,226	5,352	5,510
Other	46,102	47,265	49,029	54,173	62,371	46,692	51,434

Total store and regional expenses	128,408	139,700	147,531	161,056	184,478	136,002	155,618

Store and regional margin	67,091	62,276	71,857	85,051	107,088	78,990	85,973
Establishment of reserves for new consumer lending arrangements(5)	—	2,244	—	—	—	—	—
Corporate expenses	19,602	20,998	26,039	27,156	38,276	26,897	31,035
Management fee	864	1,049	1,049	1,003	637	636	—
Losses on store closings and sales and other restructuring	926	1,435	3,987	361	295	133	718
Goodwill amortization(2)	4,710	—	—	—	—	—	—
Other depreciation and amortization	1,926	2,669	3,271	3,244	3,776	2,882	2,689
Interest expense, net of interest income	31,307	31,274	34,620	40,123	33,878	27,237	22,245
Loss on extinguishment of debt	—	—	—	10,355	8,097	8,097	—
Termination of management services agreement	—	—	—	—	2,500	2,500	—
Litigation settlement costs	—	—	2,750	—	—	—	5,800

Income before income taxes	7,756	2,607	141	2,809	19,629	10,608	23,486
Income tax provision(3)	9,199	5,999	8,735	30,842 (4)	19,986	14,045	18,460

Net (loss) income	$(1,443)	$(3,392)	$(8,594)	$(28,033)	$(357)	$(3,437)	$5,026

Net (loss) income per share:
Basic	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.03)	$(0.27)	$0.28
Diluted	$(0.13)	$(0.31)	$(0.78)	$(2.56)	$(0.03)	$(0.27)	$0.27
footnotes on following page

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001(1)	2002	2003	2004	2005	2005	2006

	(in thousands, except share and per share data)					(unaudited)
Shares used to calculate net (loss) income per share:
Basic	11,013,975	10,965,778	10,965,778	10,965,778	13,945,883	12,569,815	18,103,530
Diluted	11,013,975	10,965,778	10,965,778	10,965,778	13,945,883	12,569,815	18,437,187
Net cash provided by (used in):
Operating activities	15,578	13,442	2,865	19,595	22,245	18,142	22,232
Investing activities	(32,365)	(10,108)	(10,679)	(8,619)	(44,807)	(34,682)	(31,869)
Financing activities	16,364	10,420	(9,930)	(15,691)	43,225	24,140	27,319
Stores in operation at end of period	978	1,018	1,084	1,110	1,335	1,342	1,269
Balance Sheet Data (at end of period):
Cash and cash equivalents	72,456	86,637	71,809	69,270	92,504	80,793	111,308
Total assets	283,458	304,599	313,611	319,337	387,856	372,130	442,050
Total debt	282,868	306,462	311,614	325,003	271,764	241,072	299,698
Shareholders’ equity (deficit)	(33,880)	(32,418)	(28,970)	(50,887)	59,636	62,367	66,325

(1)	On August 1, 2000, we purchased all of the outstanding shares of West Coast Chequing Centres, Ltd, which operated six stores in British Columbia. The aggregate purchase price for this acquisition was $1.5 million and was funded through excess internal cash. The excess price over the fair value of identifiable net assets acquired was $1.4 million. On August 7, 2000, we purchased substantially all of the assets of Fast ‘n Friendly Check Cashing, which operated 8 stores in Maryland. The aggregate purchase price for this acquisition was $700,000 and was funded through our domestic revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $660,000. Additional consideration of $150,000 was subsequently paid based on a revenue earn-out agreement. On August 28, 2000, we purchased primarily all of the assets of Ram-Dur Enterprises, Inc. d/b/a AAA Check Cashing Centers, which operated five stores in Tucson, Arizona. The aggregate purchase price for this acquisition was $1.3 million and was funded through our domestic revolving credit facility. The excess purchase price over fair value of identifiable net assets acquired was $1.2 million. On December 5, 2000, we purchased all of the outstanding shares of Fastcash Ltd., which operated 13 company-owned stores and 27 franchises in the United Kingdom. The aggregate purchase price for this acquisition was $3.1 million and was funded through our now expired U.K. credit facility. The excess of the purchase price over the fair value of the identifiable assets acquired was $2.7 million. Additional consideration of $2.0 million was subsequently paid during fiscal 2003 based upon a future results of operations earn-out agreement.
(2)	On July 1, 2001, we adopted Financial Accounting Standards Board Opinion No. 142 “Goodwill and Other Intangible Assets.” In accordance with the provisions of SFAS No. 142 we ceased amortization of goodwill.
(3)	As a result of our refinancing in November 2003, we no longer accrue United States taxes on foreign earnings. This results in a substantial reduction in our effective tax rate. The amount of such tax was as follows:

					Nine Months
Year Ended June 30,					Ended March 31,

2001	2002	2003	2004	2005	2005	2006

(in thousands)					(unaudited)
$3,189	$2,370	$5,162	$2,349	$—	$—	$—

(4)	Due to the refinancing of our debt in November 2003, significant deferred tax assets have been generated. Because the ability to realize the benefits of the asset is not certain, we provided a full valuation allowance against the deferred taxes at June 30, 2005 which amounted to $37.5 million. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. As of March 31, 2006, we have approximately $113.2 million of United States federal and state net operating losses and loss carry forwards available to offset future taxable income. The United States federal and state net operating loss carry forwards will begin to expire in 2023, if not utilized. We believe that our ability to utilize the net operating losses in a given year will be limited under Section 382 of the Code because of changes of ownership resulting from this offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under Section 382 of the Code.
(5)	During fiscal 2002, Eagle National Bank discontinued the offering of single-payment consumer loans through our stores pursuant to a December 18, 2001 consent order entered into with the United States Comptroller of the Currency. In June 2002, we entered into a new servicing relationship with County Bank of Rehoboth Beach, Delaware to provide single-payment consumer loans to our customers. The change in our servicing relationship required corresponding changes to our banking systems, procedures and daily operations. County Bank elected not to fund loans in California and, therefore, we increased the number and amount of company-funded loans we originated. State regulations also prevented the refinancing of company-funded loans in California on their stated maturity date. We believed these factors increased the likelihood of loan losses on our company-funded consumer loan portfolio and the bank-funded consumer loan portfolio. Accordingly, we increased our estimated loss rates for both of these portfolios and established an aggregate reserve of $2.2 million. In June 2005, we terminated our relationship with County Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the notes thereto. This discussion contains forward looking statements. Actual results could differ materially from the results discussed in the forward looking statements. Please see “Forward Looking Statements” and “Risk Factors” for a discussion of some of the uncertainties, risks and assumptions associated with these statements.
Executive Summary
We are the parent company of Dollar Financial Group, Inc., referred to herein as OPCO, and its wholly owned subsidiaries. We have historically derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive origination and servicing fees from the banks providing the loans or, if we fund the loans directly, interest and fees on the loans. With respect to our We The People, or WTP, company-operated stores, we charge customers for legal document preparation services. With respect to our WTP franchised locations, we receive initial franchise fees upon the initial sale of a franchise. Processing fees from our franchisees are earned for processing customers’ legal documents.
In the United States, historically the majority of our stores were in states where we engaged in consumer lending as a servicer for federally insured financial institutions. We provided these banks with marketing, servicing and collection services for their unsecured short-term single-payment loan products that were offered under our service mark Cash ’Til Payday®. We also offered company-funded short-term single-payment loan products in a limited number of states where we had stores, also under our Cash ’Til Payday® mark. On March 2, 2005, the FDIC issued a financial institution letter which, among other things, limits the period during which a borrower may have a short-term single-payment loan outstanding from any FDIC-insured bank to three months during a twelve-month period. On June 16, 2005, we announced that, as a result of the FDIC’s letter, we would transition away from bank-funded consumer loans to company-funded loans. These loans will continue to be marketed under our Cash ’Til Payday® mark.
As of March 31, 2006, all of our retail financial service locations, with the exception of those in Pennsylvania and Texas, have transitioned to the company-funded consumer loan model. We currently market and service bank-funded short-term single-payment loans at seventeen stores in Pennsylvania and six stores in Texas. In February 2006, we were advised by First Bank, which has been the lender in these consumer loans in Pennsylvania and Texas, that First Bank had received a letter from the FDIC communicating certain concerns about its consumer loan products. As a result, First Bank recently advised us that it intends to cease offering single-payment consumer loans on or about June 30, 2006. In Pennsylvania, the cessation of bank-funded single-payment loans would effectively eliminate this form of lending in the state, since the Legislature did not pass enabling legislation this year. We do not expect this cessation to have a material impact on our operations. We are currently developing an alternative company-funded revolving credit product for Pennsylvania consumers. We are implementing a credit services organization model for single-payment loans at our six Texas stores under the terms of which, beginning in July 2006, we will guaranty, originate and service loans for a non-bank lender that comply with Texas law.
The lender in our CustomCashtm domestic installment loan program, First Bank, is working to address certain concerns raised by the FDIC with respect to this program. While we have been responsive to the bank’s requests and inquiries, we are uncertain whether the bank will ultimately continue this line of business.
We announced on June 16, 2005 that we were discontinuing marketing and servicing consumer loans fulfilled through document transmitter locations. We expect this discontinuance to result in a reduction of approximately $5.5 million of revenues for the twelve-month period ending June 30, 2006, with minimal impact on income before income taxes. We will continue to offer loans directly to borrowers through other channels of distribution.
On March 9, 2006, we entered into an agreement to purchase substantially all of the assets of thirteen franchised stores in Canada in a series of transactions. Eleven stores were acquired in March 2006 and two stores will be acquired contingent upon the successful attainment of required loan licenses. The acquired stores were controlled by a franchisee of the Company’s Canadian subsidiary, and the Company also had a minority ownership interest in seven of these stores. The total aggregate purchase price for the eleven stores was approximately $14.7 million in cash. An additional $3.6 million is being held in escrow for the remaining two stores.
On April 3, 2006, we entered into an asset purchase agreement to acquire six stores from a franchisee of our wholly-owned U.K. subsidiary. The aggregate purchase price for the acquisitions was approximately $1.7 million in cash.
Our expenses primarily relate to the operations of our store network, including salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.
In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.
In our discussion of our financial condition and results of operations, we refer to stores and franchises that were open for 21 consecutive months ending March 31, 2006 as comparable stores and franchises.
Impact of Hurricanes Katrina and Rita on our operations. At the start of fiscal 2006 we operated 29 financial service stores in the state of Louisiana. Five of these stores are in New Orleans and were directly impacted by Hurricane Katrina; and four are located in the Lake Charles area and were directly impacted by Hurricane Rita. By mid-October, all of the stores in the Lake Charles area and one store in New Orleans had reopened. Although several of the stores outside of New Orleans and Lake Charles were briefly closed for a few days after the storms, the financial impact on those stores was immaterial. We have assessed the extent of the damage to the New Orleans stores and have elected to close two of the stores permanently and have developed a timetable for reopening the remaining two stores. We anticipate that the two remaining stores in New Orleans may reopen in our fiscal fourth quarter or early in our next fiscal year, subject to the status of the reconstruction of the devastated areas of New Orleans and the re-establishment of its local population. We have insurance for the impacted stores, which covers property damage and business interruption due to wind and hail, as well as acts of crime.
The impact of the hurricanes to income before income taxes was approximately $800,000 for the nine months ended March 31, 2006, due primarily to higher loan losses and reduced revenue from the impacted store locations. At this time, we believe that the negative impact from the disruption of operations resulting from the hurricanes for fiscal 2006 will likely range from $900,000 to $1.2 million of income before income taxes.

Discussion of Critical Accounting Policies
In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loss reserves, income taxes and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.
We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:
Revenue recognition. With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer and bill payment services and other miscellaneous services reported in other revenues on our statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.
With respect to our franchised locations, we recognize initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalty payments and processing fees from our franchisees are recognized as earned.
For single-payment consumer loans that we make directly (company-funded loans), which have terms ranging from 1 to 37 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in “Company-funded consumer loan loss reserves policy.”
In addition to the single-payment consumer loans originated and funded by us, we also have historically had domestic relationships with two banks, County Bank of Rehoboth Beach, Delaware, or County Bank, and First Bank. Pursuant to these relationships, we marketed and serviced single-payment consumer loans domestically, which had terms ranging from 7 to 23 days, which were funded by the banks. The banks were responsible for the application review process and determining whether to approve an application and fund a loan. As a result, the banks’ loans are not recorded on our balance sheet. We earned a marketing and servicing fee for each loan that was paid by borrowers to the banks. In connection with our transition to the company-funded consumer loan model in June 2005, we terminated our relationship with County Bank and amended our relationship with First Bank. Currently, we only market and service single-payment consumer loans for First Bank in Pennsylvania and Texas representing 23 stores. In the third quarter, First Bank announced that as of June 30, 2006, it would no longer originate single-payment consumer loans.
For domestic loans funded by First Bank, we recognize net servicing fee income ratably over the life of the related loan. In addition, First Bank has established a target loss rate for the loans marketed and serviced by us. Servicing fees payable to us are reduced by the amount the actual losses exceed this target loss rate. If actual losses are below the target loss rate, the difference is paid to us as a servicing fee. The measurement of the actual loss rate and settlement of servicing fees occurs twice every month.
Because our domestic servicing fees are reduced by loan losses incurred by the banks, we have established a reserve for servicing fee adjustments. To estimate the appropriate reserve for servicing fee adjustments, we consider the amount of outstanding loans owed to the banks, historical loans charged off, current and expected collection patterns and current economic trends. The reserve is then based on net charge-offs, expressed as a percentage of loans originated on behalf of the banks applied against the total amount of the banks’ outstanding loans. This reserve is reported in accrued expenses and other liabilities on our balance sheet and was $17,000 at March 31, 2006 and $1.3 million at June 30, 2005.
During fiscal 2006, we began to market and service bank-funded consumer installment loans in the United States with terms of four months made by First Bank. First Bank is responsible for the application review process and for determining whether to approve an application and fund a loan. As a result, loans are not recorded on our balance sheet. We earn a marketing and servicing fee for each loan that is paid by a borrower to First Bank. The servicing fee is recognized ratably using the effective interest rate method. This fee is reduced by losses incurred by First Bank on such loans. We maintain a reserve for future servicing fee adjustments based on First Bank’s outstanding loan balance. This liability was $617,000 at March 31, 2006 and is included in accrued expenses and other liabilities.
If a First Bank installment loan borrower defaults and the loan is not subsequently repaid, our servicing fee is reduced. We anticipate that we will collect a portion of the defaulted loans based on historical default rates, current and expected collection patterns and current economic trends. As a result, when a First Bank installment loan borrower defaults, we establish a servicing fee receivable and an allowance against this receivable based on factors described previously. The establishment of this allowance is charged against revenue during the period that the First Bank borrower initially defaults on the loan. If a loan remains in a defaulted status for an extended period of time, an allowance for the entire amount of the servicing fee adjustments is recorded and the receivable is ultimately charged off. Collections recovered on First Bank’s defaulted loans are credited to the allowance in the period they are received. The servicing fee receivable, net of the allowance for servicing fees due from the bank, is reported on our balance sheet in other consumer lending receivables, net and was $831,000 at March 31, 2006.
The total amount of monies owed to the banks decreased significantly at March 31, 2006 compared to March 31, 2005 as a result of the transition in the United States from the bank-funded to the company-funded model for single-payment consumer loans. As a result, we decreased our reserve for servicing fee adjustments and increased our allowance for loan losses on company-funded loans.
We serviced $49.0 million of loans for First Bank (primarily CustomCashtm installment loans) during the first nine months of fiscal 2006 compared to $229.9 million single-payment loans during the first nine months of fiscal 2005. At March 31, 2006, there was $6.5 million in outstanding loans (primarily CustomCashtm installment loans) for First Bank and an aggregate of $14.2 million single-payment loans for County Bank and First Bank at March 31, 2005.
Company-funded consumer loan loss reserves policy. We maintain a loan loss reserve for anticipated losses for single-payment consumer loans we make directly through our company-operated locations. To estimate the appropriate level of loan loss reserves, we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends. Our current loan loss reserve is based on our net write-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods. As a result of our transition away from the domestic bank-funded consumer loan model to the company-funded consumer loan model, we expect our future domestic loan loss reserve will increase.
When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and charged against revenue in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current and expected collection patterns and current economic trends is charged against revenues. The receivable for defaulted single-payment loans, net of the allowance, is reported on our balance sheet in other consumer lending receivables, net and was $2.8 million at March 31, 2006 and $0.0 at June 30, 2005.
Check cashing returned item policy. We charge operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to store and regional expenses in the consolidated statements of operations.
Goodwill. We have significant goodwill on our balance sheet. We evaluate the carrying value of goodwill and identified intangibles not subject to amortization in the fourth quarter of each fiscal year. As part of the evaluation, we compare the fair value of business reporting units to their carrying value, including assigned goodwill. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the intangible asset to an amount consistent with projected future cash flows discounted at our weighted average cost of capital. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. As of March 31, 2006, we do not believe any impairment of goodwill has occurred. However, changes in business conditions may require future adjustments to asset valuations.
Income taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.

Results of Operations
The following table sets forth our results of operations as a percentage of total consolidated revenues for the following periods:

							Nine Months Ended
	Year Ended June 30,						March 31,

	2003		2004		2005		2005		2006

							(unaudited)
Statement of Operations Data:
Total revenues:
Check cashing	49.4%		47.6%		44.2%		44.6%		43.8%
Consumer lending, net	37.6%		39.8%		42.4%		42.5%		39.7%
Money transfers	5.3%		5.3%		5.1%		5.1%		5.2%
Other	7.7%		7.3%		8.3%		7.8%		11.3%

Total revenues	100.0%		100.0%		100.0%		100.0%		100.0%
U.S. revenues:
Check cashing	22.4%		19.4%		16.0%		16.4%		15.3%
Consumer lending, net	23.3%		21.9%		20.8%		21.4%		14.1%
Money transfers	2.2%		1.8%		1.5%		1.5%		1.4%
Other	2.5%		1.4%		2.2%		1.5%		4.3%

Total U.S. revenues	50.4%		44.5%		40.5%		40.8%		35.1%
Canadian revenues:
Check cashing	15.1%		15.6%		15.0%		15.0%		15.6%
Consumer lending, net	8.8%		11.6%		14.7%		14.5%		18.0%
Money transfers	2.3%		2.4%		2.3%		2.4%		2.5%
Other	4.3%		4.9%		5.1%		5.2%		5.9%

Total Canadian revenues	30.5%		34.5%		37.1%		37.1%		42.0%
United Kingdom revenues:
Check cashing	11.9%		12.6%		13.2%		13.1%		12.9%
Consumer lending, net	5.5%		6.3%		6.9%		6.7%		7.5%
Money transfers	0.8%		1.1%		1.3%		1.2%		1.3%
Other	0.9%		1.0%		1.0%		1.1%		1.2%

Total United Kingdom revenues	19.1%		21.0%		22.4%		22.1%		22.9%
Store and regional expenses:
Salaries and benefits	33.6%		32.7%		31.5%		31.2%		32.4%
Occupancy	8.6%		8.1%		7.9%		7.8%		8.4%
Depreciation	2.7%		2.7%		2.5%		2.5%		2.3%
Other	22.3%		21.9%		21.4%		21.8%		21.3%

Total store and regional expenses	67.2%		65.4%		63.3%		63.3%		64.4%

Store and regional expense margin	32.8%		34.6%		36.7%		36.7%		35.6%

Corporate expenses	11.9%		11.0%		13.1%		12.5%		12.8%
Management fee	0.5%		0.4%		0.2%		0.3%		0.0%
Other depreciation and amortization	1.5%		1.3%		1.3%		1.3%		1.1%
Interest expense, net of interest income	15.7%		16.3%		11.6%		12.7%		9.2%
Loss on extinguishment of debt	0.0%		4.2%		2.8%		3.8%		0.0%
Litigation settlement costs	1.3%		0.0%		0.0%		0.0%		2.4%
Termination of management services agreement	0.0%		0.0%		0.9%		1.2%		0.0%
Other	1.8%		0.3%		0.1%		0.0%		0.4%

Income before income taxes	0.1%		1.1%		6.7%		4.9%		9.7%
Income tax provision	4.0%		12.5%		6.8%		6.5%		7.6%

Net income (loss)	(3.9%	)	(11.4%	)	(0.1%	)	(1.6%	)	2.1%

The Nine Months Ended March 31, 2006 compared to the Nine Months Ended March 31, 2005
Revenues. Total revenues were $241.6 million for the nine months ended March 31, 2006 compared to $215.0 million for the nine months ended March 31, 2005, an increase of $26.6 million or 12.4%. Comparable retail store and franchised store sales for the entire period increased $16.0 million or 7.9%. New store openings accounted for an increase of $6.2 million and new store acquisitions accounted for an increase of $11.3 million. These increases were partially offset by a decrease of $4.7 million in revenues due to our discontinued services as a marketing and servicing agent for consumer loans that were fulfilled through document transmitter locations and $1.8 million in revenues from closed stores.
A stronger Canadian dollar, partially offset by a weaker British pound, positively impacted revenue by $2.6 million for the nine months ended March 31, 2006. Revenues in the United Kingdom for the nine months increased by $10.0 million, on a constant dollar basis, primarily related to revenues from check cashing and consumer loan products. Revenues from our Canadian operations for the nine months increased $16.7 million on a constant dollar basis. The growth in our Canadian operations is due to a $10.6 million increase from consumer loan products as a result of a recent criteria change, pricing adjustments in the second quarter of fiscal 2006 and an overall increase in our Canadian customer average outstanding loan balance. In addition, Canadian check cashing revenue increased $3.4 million in the first nine months of fiscal 2006 compared to the same period in the prior year. Additional revenue in the third quarter generated by the eleven newly acquired Canadian stores on March 9, 2006 was $612,000. Revenues from franchise fees and royalties accounted for an increase of $4.2 million for the nine months ended March 31, 2006, primarily due to the franchise fees earned from the We The People business operations.
Store and regional expenses. Store and regional expenses were $155.6 million for the nine months ended March 31, 2006 compared to $136.0 million for the nine months ended March 31, 2005, an increase of $19.6 million or 14.4%. The impact of foreign currencies accounted for $1.1 million of the increase. New store openings accounted for an increase of $4.9 million and store acquisitions accounted for an increase of $13.2 million while comparable retail store and franchised store expenses for the entire period increased $6.3 million. Partially offsetting these increases was a decrease of $3.7 million due to our discontinued operations as a marketing and servicing agent for consumer loans that were fulfilled through document transmitter locations and $1.3 million from closed stores. For the nine months ended March 31, 2006 total store and regional expenses increased to 64.5% of total revenue compared to 63.2% of total revenue for the nine months ended March 31, 2005. On a constant currency basis, store and regional expenses increased $4.0 million in Canada, $6.6 million in the United Kingdom and $7.9 million in the U.S. The increase in Canada was primarily due to increases in salaries, advertising and occupancy expenses, all of which are commensurate with the overall growth in Canadian revenues. Similarly, in the United Kingdom, the increase is primarily related to increases in salaries, returned checks and cash shortages, occupancy and other costs commensurate with the growth in that country. In the U.S., the increase is primarily due to the incremental costs associated with the acquisition of We The People stores, consisting primarily of salaries, occupancy and other costs.
Corporate expenses. Corporate expenses were $31.0 million for the nine months ended March 31, 2006 compared to $26.9 million for the nine months ended March 31, 2005. The $4.1 million increase is primarily due to additional compensation and other costs associated with the substantial growth of the Company’s international operations, as well as additional positions to support and manage the continued rapid expansion of the global store base and breadth of product offerings. In addition, the Company incurred additional legal costs associated with the Canadian class action litigation and the long-standing California wage-and-hour litigation, for which an agreement in principle to settle the California litigation has been reached, as more fully discussed in “Business — Legal Proceedings.”
Management fees. There was no management fee expense for the nine months ended March 31, 2006, compared to $636,000 for the nine months ended March 31, 2005. In conjunction with our initial public offering on January 28, 2005, we paid a $2.5 million fee to terminate a management services agreement with Leonard Green & Partners, L.P. Subsequent to that date, we are no longer obligated to accrue or pay management fees to Leonard Green & Partners, L.P.
Other depreciation and amortization. Other depreciation and amortization expenses remained relatively unchanged and were $2.7 million for the nine months ended March 31, 2006 compared to $2.9 million for the nine months ended March 31, 2005.
Interest expense. Interest expense was $22.2 million for the nine months ended March 31, 2006 compared to $27.2 million for the nine months ended March 31, 2005, a decrease of $5.0 million or 18.3%. On February 2, 2005, the Company used the majority of the proceeds from its initial public offering to redeem all of its 16.0% senior notes due 2012 and 13.95% senior subordinated notes due 2012. As a result, interest expense related to these notes declined $7.8 million for the nine months ended March 31, 2006 compared to the same period in the prior year. Partially offsetting this decline was an increase of $2.2 million related to the additional offering of $30 million principal amount of 9.75% senior notes due 2011 by OPCO on June 23, 2005 and an increase of $348,000 related to a higher outstanding revolving credit facility balance for the nine months ended March 31, 2006 compared to the same period in the prior year.
Income tax provision. The provision for income taxes was $18.5 million for the nine months ended March 31, 2006 compared to a provision of $14.0 million for the nine months ended March 31, 2005. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes and a valuation allowance on U.S. deferred tax assets. Our effective income tax rate was 78.6% for the nine months ended March 31, 2006 and 132.4% for the nine months ended March 31, 2005. The principal reason for the significant difference in the effective tax rates between periods is the $8.1 million U.S. loss on the extinguishment of debt and the $2.5 million cost to terminate a management services agreement, both recorded in the nine months ended March 31, 2005. The accrual of $5.8 million for the settlement of a portion of the California class action litigation increased the U.S. loss for the nine months ended March 31, 2006. These differences necessitated an increase in the valuation allowance resulting in an increase in the effective tax rate for the nine month periods ending March 31, 2006 and March 31, 2005. Any tax benefit for U.S. losses are presently reduced by a valuation allowance because realization of this deferred tax asset is not assured. Due to the restructuring of our debt in fiscal 2004 and the aforementioned U.S. costs in fiscal 2005, significant deferred tax assets were generated and recorded in accordance with SFAS 109. Because realization is not assured, all U.S. deferred tax assets recorded have been reduced by a valuation allowance of $43.1 million at March 31, 2006, of which $5.7 million was provided for in the nine months ended March 31, 2006.
Year Ended June 30, 2005 Compared to the Year Ended June 30, 2004
Revenues. Total revenues were $291.6 million for fiscal 2005 compared to $246.1 million for fiscal 2004, an increase of $45.5 million or 18.5%. Comparable store, franchised store and document transmitter revenues for the entire period increased $36.7 million or 15.1%. New store openings accounted for an increase of $4.9 million, new store acquisitions accounted for an increase of $3.2 million and the addition of the We The People business accounted for an increase of $3.2 million, while closed stores accounted for a decrease of $2.5 million.

Favorable foreign currency rates attributed to $9.7 million of the increase for fiscal 2005. In addition to the currency benefit, revenues in the United Kingdom for the entire period increased by $10.0 million primarily related to revenues from check cashing and consumer loan products. Revenues from our Canadian subsidiary for fiscal 2005 increased $17.4 million in addition to the currency benefit. The growth in our Canadian subsidiary is primarily due to pricing adjustments made to the short-term consumer loan product in late fiscal 2004 as well as higher loan amounts offered as a result of a lending criteria change made in fiscal 2005.
Revenues from franchise fees and royalties accounted for $11.3 million, or 3.8% of total revenues, for fiscal 2005 compared to $7.5 million, or 3.0% of total revenues, for the same period in 2004, representing a $3.8 million, or 50.7%, increase. Stronger foreign currencies in both the United Kingdom and Canada accounted for $500,000 or 13.2%, of the increase. The balance of the increase resulted from the addition of a total of 192 franchised locations during fiscal 2005 (including 172 new We The People franchise locations) and an overall increase in revenues generated by existing franchises.
Store and regional expenses. Store and regional expenses were $184.5 million for fiscal 2005 compared to $161.1 million for fiscal 2004, an increase of $23.4 million or 14.5%. The impact of foreign currencies accounted for $5.4 million of the increase. New store openings accounted for an increase of $4.0 million and acquired stores accounted for an increase of $1.8 million while closed stores accounted for a decrease of $1.2 million. Comparable retail store, franchised store and document transmitter expenses for the entire period increased $13.4 million. For the fiscal year ended June 30, 2005, total store and regional expenses decreased to 61.9% of total revenues compared to 63.2% of total revenues for the fiscal year ended June 30, 2004. On a consistent currency basis, store and regional expenses increased $6.0 million in Canada, $3.9 million in the United Kingdom and $7.1 million in the United States. The increase in Canada was primarily due to increases of $2.3 million in salaries, $0.9 million in occupancy expenses, $0.6 million in advertising costs, $0.4 million in depreciation and $1.1 million in various other operating expenses, all of which are commensurate with the overall growth in Canadian revenues. In the United Kingdom, the increase is primarily related to increases of $2.7 million in salaries, $1.1 million in occupancy costs, $0.6 million in advertising, $0.6 million in returned checks and cash shortages commensurate with the growth in that country, offset by a $1.2 million reduction in other various operating expenses. In the United States, higher salaries and advertising expenses associated with the revenue growth accounted for the operating expense increase in this segment of the business.
Corporate expenses. Corporate expenses were $38.3 million for fiscal 2005 compared to $27.2 million for fiscal 2004, an increase of $11.1 million or 40.8%. The impact of foreign currencies accounted for $0.9 million of the increase. On a constant currency basis, the increase is primarily attributable to the compensation costs related to the significant growth of our foreign operations, the addition of the We The People management team as well as the addition of corporate personnel to support the continuing rapid expansion of our store network and new product additions. Additionally, in the third quarter of fiscal 2005, we incurred costs associated with becoming a public company, as well as increased insurance, legal costs and other professional fees. This includes our activities and spending on our Sarbanes-Oxley internal controls documentation and compliance initiatives which began earlier in fiscal 2005, even though our compliance date is not until June 30, 2006. In addition, foreign currency costs associated with the revaluation of United States dollar denominated debt held by our U.K. subsidiary resulted in a net benefit of $0.9 million in fiscal 2004. This debt was extinguished on June 30, 2004. Finally, we expensed $0.8 million during the fiscal year related to the termination of a deferred compensation plan.
Other depreciation and amortization. Other depreciation and amortization expenses were $3.8 million for fiscal 2005, compared to $3.2 million for fiscal 2004.

Management fees. Management fees were $0.6 million for the twelve months ended June 30, 2005, compared to $1.0 million for the twelve months ended June 30, 2004, a decline of $0.4 million. In conjunction with our initial public offering on January 28, 2005, we authorized $2.5 million to pay a fee to terminate a management services agreement with Leonard Green & Partners, L.P. Subsequent to that date, we are no longer obligated to accrue or pay management fees to Leonard Green & Partners, L.P.
Loss on extinguishment of debt. On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes, to refinance our credit facility, to distribute a portion of the proceeds to us to redeem an equal amount of our senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving our senior discount notes. On May 6, 2004, OPCO consummated an offering of $20.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities. The net proceeds from the May 2004 note offering were used to redeem approximately $9.1 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012.
On June 30, 2004, we terminated an agreement under which we sold a participation interest in a portion of the single-payment consumer loans originated by us in the United Kingdom to a third party. Associated with the termination of this agreement we paid $276,660 representing a prepayment penalty.
On January 7, 2005, we redeemed approximately $1.7 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $1.7 million aggregate principal amount of our 13.95% senior subordinated notes due 2012.
On January 28, 2005, the Company announced the pricing of the initial public offering of 7,500,000 shares of its common stock at $16.00 per share. We received $109.8 million in net proceeds in connection with this offering, which were used to redeem the full outstanding principal and accrued interest on our 16.0% Senior Notes due 2012 and 13.95% Senior Subordinated Notes due 2012. The remaining proceeds were used to terminate a management services agreement and to use for working capital and general corporate purposes.

The loss incurred on the extinguishment of debt is as follows (in millions):

	2004	2005

Call premium
Dollar Financial Corp. 16.0% Senior Notes	$1.23	$4.90
Dollar Financial Group, Inc. 10.875% Senior Subordinated Notes	0.73	—
Dollar Financial Group, Inc. 10.875% Senior Notes	1.98	—
Write-off of original issue discount, net
Dollar Financial Corp. 16.0% Senior Notes	—	1.50
Dollar Financial Corp. 13.95% Senior Subordinated Notes	—	1.50
Write-off of previously capitalized deferred issuance costs, net	6.14	0.20
Prepayment penalty on the extinguishment of collateralized borrowings	0.28	—

Loss on extinguishment of debt	$10.36	$8.10

Interest expense. Interest expense was $33.9 million for fiscal 2005 compared to $40.1 million for fiscal 2004, a decrease of $6.2 million or 15.5%. The reductions in fiscal 2004 and the ultimate elimination in fiscal 2005 of our 16% senior notes due 2012 and 13.95% senior subordinated notes due 2012 resulted in an interest expense decline of $7.2 million. In May 2004 we redeemed approximately $9.1 million aggregate principal amount of our 16% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012 and ultimately redeemed these notes, in full, with the proceeds from our initial public stock offering on February 2, 2005. Other interest expense declines can be attributed to $1.2 million related to the termination of our collateralized borrowing that was in place in fiscal 2004, $500,000 due to the reduction in the long-term fixed borrowing rate subsequent to the refinancing, $400,000 in interest on our domestic revolving credit facility and $1.0 million of interest which was paid in fiscal 2004 on OPCO’s 10.875% senior notes for the thirty-day period subsequent to OPCO’s issuance on November 13, 2003 of $220.0 million principal amount of new 9.75% senior notes. OPCO elected to effect covenant defeasance on the old notes by depositing with the trustee funds sufficient to satisfy the old notes together with the call premium and accrued interest applicable to the December 13, 2003 redemption date. Offsetting the aforementioned declines was an increase of $4.4 million due to the incremental long-term debt after the refinancing in November 2004 and the subsequent tack-on 9.75% bond offerings in May 2004 and June 2005.
Income tax provision. The provision for income taxes was $19.9 million for fiscal 2005 compared to a provision of $30.8 million for fiscal 2004. The reduction of the tax provision from fiscal 2004 to fiscal 2005 was a result of the valuation allowance against deferred tax assets that was accounted for in fiscal 2004. Our effective tax rate differs from the federal statutory rate of 35.0% due to foreign taxes and our valuation allowance against our deferred tax assets. Our effective income tax rate was 101.75% for fiscal 2005 and 1,098% for fiscal 2004. Due to the restructuring of our debt in fiscal 2004, significant deferred tax assets were generated and recorded in accordance with SFAS 109. Because realization is not assured, all United States deferred tax assets recorded were reduced by a valuation allowance of $37.5 million at June 30, 2005 of which $20.9 million was provided for in the twelve months ended June 30, 2004. Following our refinancing in November 2003, we no longer accrue United States tax on foreign earnings.
Year Ended June 30, 2004 Compared to the Year Ended June 30, 2003
Revenues. Total revenues were $246.1 million for fiscal 2004 compared to $219.4 million for fiscal 2003, an increase of $26.7 million or 12.2%. Comparable store, franchised store and document transmitter revenues for the entire period increased $24.8 million or 11.5%. New store openings accounted for an increase of $3.6 million while closed stores accounted for a decrease of $1.7 million. Favorable foreign currency rates attributed to $12.3 million of the increase for the fiscal year. In addition to the currency benefit, revenues in the United Kingdom for the fiscal year increased by $5.8 million primarily related to revenues from check cashing and the impact of a new installment loan product. Revenues in Canada for the fiscal year increased $9.6 million after adjusting for favorable exchange rate. An increase in volume of single-payment consumer loans originated in Canada and higher consumer loan pricing contributed to the increase in Canadian revenues. In addition, our Canadian subsidiary introduced a new tax product in all of its stores offering refund anticipation loans and electronic Canadian tax filing. This product, which was only tested in a limited number of locations in the prior year period, added $1.0 million in revenue for the fiscal year, which is included in other revenues. In the United States, revenues declined $612,000 for the fiscal year, primarily due to the decline in our distribution of government assistance food coupons. California, the last state in which we offered food coupons, implemented an electronic benefits transfer system designed to disburse public assistance benefits directly to individuals. In fiscal 2005, we did not derive any revenues from the distribution of government assistance food coupons.
In fiscal 2003 and 2004, fluctuations in the number of states in which we funded consumer loans and in which we acted as a servicer through bank arrangements led to fluctuations in United States company-funded loan originations, revenues generated from consumer lending on United States company-funded consumer loans and servicing revenues. United States company-funded loan originations decreased from $81.1 million in fiscal 2003 to $65.9 million in fiscal 2004 and fees generated from consumer lending on United States company-funded consumer loans decreased from $14.1 million in fiscal 2003 to $9.9 million in fiscal 2004, a decrease of $4.2 million, or 30%. This decrease can be attributed primarily to our establishment of a relationship with First Bank. For the first seven months of fiscal 2003, we originated short-term single-payment loans on our own behalf in California for which we earned $8.2 million in United States company-funded loan revenues. In January 2003, we began acting as a servicer for First Bank of Delaware and ceased originating short-term single-payment loans on our own behalf in California. Meanwhile, during fiscal 2003 and 2004, we began funding single-payment consumer loans originated in additional states that had previously been funded by County Bank of Rehoboth Beach, Delaware, resulting in an increase of $3.9 million in United States company-funded loan revenue associated with these states, which partially offset the overall decrease in United States company-funded loan revenues.
Revenues from franchise fees and royalties accounted for $7.5 million, or 3.0% of total revenues, for fiscal 2004 compared to $6.3 million, or 2.9% of total revenues, for the same period in 2003, representing a $1.2 million, or 19.0%, increase. Stronger foreign currencies in both the United Kingdom and Canada accounted for $721,000, or 60.1%, of the increase. The balance of the increase resulted from the addition of a total of 12 franchised locations during fiscal 2004 and an overall increase in revenues generated by existing franchises.
Store and regional expenses. Store and regional expenses were $161.1 million for fiscal 2004 compared to $147.5 million for fiscal 2003, an increase of $13.6 million or 9.2%. The impact of foreign currencies accounted for $7.0 million of this increase. New store openings accounted for an increase of $2.1 million while closed stores accounted for a decrease of $1.3 million. Comparable retail store and franchised store expenses for the entire period increased $15.5 million. For the fiscal year ended June 30, 2004, total store and regional expenses decreased to 63.2% of total revenues compared to 64.9% of total revenues for the fiscal year ended June 30, 2003. On a constant currency basis, store and regional expenses increased $5.9 million in Canada, $2.2 million in the United Kingdom and declined $720,000 in the United States. The increase in Canada was primarily due to increases of $1.2 million in salaries, $512,000 in returned checks, net and cash shortages, $494,000 in advertising and $429,000 in occupancy costs. These costs, in addition to the aggregate of other operating costs, are commensurate with the overall growth in Canadian revenues. The increase in the United Kingdom is almost entirely associated with increased salary expense, which is also commensurate with the overall growth in U.K. revenues. The decline in store and regional expenses in the United States is primarily due to the impact of stores closed in the second quarter of fiscal 2003.
Management fees. Management fees paid to Leonard Green & Partners, L.P. under a management services agreement were $1.0 million for the fiscal years ended June 30, 2004 and 2003.
Other. Other, which includes losses on store closings and sales and other restructuring, was $361,000 for the fiscal year ended June 30, 2004 compared to $4.0 million for the fiscal year ended June 30, 2003, a decrease of $3.6 million. For fiscal 2003, we provided $1.6 million for the closure costs associated with the shutdown of 27 underperforming stores. In addition, we provided $1.7 million, consisting primarily of severance and retention bonus costs, for the consolidation and relocation of certain non-operating functions.
Other depreciation and amortization. Other depreciation and amortization expenses were $3.2 million for fiscal 2004 compared to $3.3 million for fiscal 2003.
Interest expense. Interest expense was $40.1 million for the fiscal year ended June 30, 2004 and was $34.6 million for the fiscal year ended June 30, 2003, an increase of $5.5 million or 15.9%. A portion of the increase is attributable to $1.0 million of interest paid on our old 10.875% senior notes for the 30 day period subsequent to the issuance on November 13, 2003 of $220.0 million principal amount of new 9.75% senior notes. We elected to effect covenant defeasance on our old notes by depositing with the trustee funds sufficient to satisfy the old notes together with the call premium and accrued interest to the December 13, 2003 redemption date. Additionally, the increased interest on the incremental long-term debt outstanding after the refinancing on November 13, 2003 and an additional offering of $20 million principal amount of 9.75% senior notes due 2011 on May 6, 2004 accounted for $6.2 million of the increase in total interest expense. Offsetting these increases was a decline of $2.1 million in interest on our domestic revolving credit facility. This decline is a result of the use of a portion of the proceeds from the issuance of the exchange notes to repay the entire outstanding revolving credit balance on November 13, 2003.
Loss on extinguishment of debt. On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes, to refinance its domestic revolving credit facility, to distribute a portion of the proceeds to us to redeem an equal amount of its senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving our senior discount notes. On June 30, 2004, we terminated an agreement under which OPCO sold a participation interest in a portion of the single-payment consumer loans originated by OPCO in the United Kingdom to a third party. Associated with the termination of this agreement we paid $276,660 representing a prepayment penalty.

The loss incurred on the extinguishment of debt is as follows (in millions):

2004

Call premium
Dollar Financial Corp. 16.0% Senior Notes	$1.23
Dollar Financial Group, Inc. 10.875% Senior Subordinated Notes	0.73
Dollar Financial Group, Inc. 10.875% Senior Notes	1.98
Write-off of original issue discount, net
Dollar Financial Corp. 16.0% Senior Notes	—
Dollar Financial Corp. 13.95% Senior Subordinated Notes	—
Write-off of previously capitalized deferred issuance costs, net	6.14
Prepayment penalty on the extinguishment of collateralized borrowings	0.28

Loss on extinguishment of debt	$10.36

Litigation settlement costs. We accrued and paid $2.8 million during fiscal 2003 related to the California wage and hour litigation described in “Business — Legal Proceedings.”
Income taxes. The provision for income taxes was $30.8 million for the fiscal year ended June 30, 2004 compared to $8.7 million for the fiscal year ended June 30, 2003, an increase of $22.1 million. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes and a one-time charge related to our election to discontinue including Canadian income in taxable income for United States tax filing purposes and the increase of the valuation allowance of $20.4 million in fiscal 2004 against deferred taxes. Our effective income tax rate was 1,098.0% for the fiscal year ended June 30, 2004 and 6,195.0% for the fiscal year ended June 30, 2003. Following our refinancing in November 2003, we no longer accrue United States tax on our foreign earnings. The amount of such tax was $2.3 million for fiscal 2004 and $5.2 million for fiscal 2003.
Seasonality
Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.
Balance Sheet Variations
March 31, 2006 Compared to June 30, 2005
Cash and cash equivalents increased to $111.3 million at March 31, 2006 from $92.5 million at June 30, 2005. Cash and cash equivalent balances increased due to additional stores added during the most recent period and fluctuate significantly as a result of seasonal, monthly and day-to-day requirements for funding check cashing, company-funded consumer loans and other operating activities.
Loans receivable, net increased to $46.6 million at March 31, 2006 from $37.5 million at June 30, 2005 due primarily to increases of $4.5 million in company-funded single-payment consumer loans resulting from the transition from the bank-funded model to the company-funded model in the

U.S. and growth in Canada, as well as $3.0 million in installment loans internationally and $1.6 million in pawn lending in the U.K.
Other consumer lending receivables decreased to $5.4 million at March 31, 2006 from $9.2 million at June 30, 2005 due to a $6.6 million decrease from the termination of our relationship with County Bank and the amended relationship with First Bank offset by an increase of $2.8 million in defaulted loans receivable, net of the allowance.
Other receivables increased $4.9 million at March 31, 2006 as compared to June 30, 2005 due to tax-related service fees receivable, the timing of receipts from our vendors, as well as insurance claims made related to Hurricanes Katrina and Rita.
Income taxes receivable increased to $1.6 million at March 31, 2006 from $1.1 million at June 30, 2005 related primarily to the timing of receipts.
Goodwill and other intangibles increased $24.3 million from $186.2 million at June 30, 2005 to $210.5 million at March 31, 2006. Acquisitions in the United States and Canada contributed to $10.7 million and $13.3 million of the increase, respectively. The remaining balance is primarily due to foreign currency translation adjustments.
Foreign income taxes payable increased $2.9 million due to the timing of payments.
Accrued expenses and other liabilities increased to $35.2 million at March 31, 2006 from $26.9 million at June 30, 2005 due primarily to the $5.8 million accrual related to the settlement of the Woods, Castillo and Williams class actions, $2.0 million from the revenue-based earn out related to the American acquisition on January 31, 2005 and the timing of accrued payroll related expenses and other operating expense accruals offset by a decrease of $1.3 million in the reserve for servicing fee adjustments.
Accrued interest payable increased from $3.3 million at June 30, 2005 to $9.9 million at March 31, 2006 due to the timing of interest payments on the 9.75% senior notes due 2011.
Revolving credit facilities and long-term debt increased $27.9 million from $271.8 million at June 30, 2005 to $299.7 million at March 31, 2006. The increase is due to additional borrowings under our credit facility and a note related to the acquisition of certain We The People territories.
Total shareholders’ equity increased $6.7 million to $66.3 million from $59.6 million due primarily to net income of $5.0 million and an increase of $1.2 million in accumulated other comprehensive income as a result of foreign currency translation adjustments.
June 30, 2005 Compared to June 30, 2004
Cash and cash equivalents increased to $92.5 million at June 30, 2005 from $69.3 million at June 30, 2004, primarily as a result of the increased store count, the cash proceeds from the initial public offering and issuance of the 9.75% senior notes, and cash provided by operating activities. The increase was also necessary to support the working capital requirements of the increased number of stores operated by the Company. In addition, cash and cash equivalent balances fluctuate significantly as a result of seasonal, monthly, and day-to-day requirements for funding check cashing, consumer lending and other operating activities.

Loans receivable, net increased from $29.1 million at June 30, 2004 to $37.5 million at June 30, 2005. The increase was primarily attributable to increased loan limits in the United Kingdom and Canada, increased average loan amounts and higher foreign loan volume.
Income taxes receivable decreased $5.0 million from $6.1 million at June 30, 2004 to $1.1 million at June 30, 2005 due to the timing of fiscal 2005 current tax payments, Canadian audit assessments and the incurrence of additional receivables from withholding tax refunds.
Prepaid expenses increased $2.5 million from $4.4 million at June 30, 2004 to $6.9 million at June 30, 2005. The increase is primarily attributed to timing differences related to insurance payments in Canada and the United States. Also contributing to the increase are increases in prepaid rent due to the additions of new stores and rent increases in addition to increases in operating expenses in relation to the growth in our United Kingdom operations. This is offset by decreases in hedging premiums in Canada and the United Kingdom.
Property and equipment, net of accumulated depreciation increased $7.6 million from $28.0 million at June 30, 2004 to $35.6 million at June 30, 2005. The increase is primarily attributable to new furniture and fixture additions and leasehold improvements in relation to new stores, acquired stores, store relocations and existing store refurbishments in our domestic and foreign operations. The increase is also attributable to extensive security upgrades in our United Kingdom locations.
Goodwill and other intangibles increased $37.1 million from $149.1 million at June 30, 2004 to $186.2 million at June 30, 2005. Acquisitions in the United States and the United Kingdom contributed to $31.1 million and $3.2 million of the increase, respectively. The remaining increase is due to foreign currency translation adjustments.
Accounts payable increased $3.4 million from $15.9 million at June 30, 2004 to $19.3 million at June 30, 2005 primarily due to amounts payable under the non-qualified deferred compensation program and the timing of settlements with third-party vendors and our franchisees.
Foreign income taxes payable decreased from $6.0 million at June 30, 2004 to $4.6 million at June 30, 2005 due primarily to the settlement of accrued foreign taxes for fiscal 2005.
Accrued expenses and other liabilities increased to $26.9 million at June 30, 2005 from $18.2 million at June 30, 2004 due to increases in deferred franchise fees for We The People, incentive compensation accruals and the timing of monies due our franchisees, offset by a decrease in advertising accruals and management fees.
Long-term debt decreased $53.2 million from $325.0 million at June 30, 2004 to $271.8 million at June 30, 2005. On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% senior notes due 2011 On May 6, 2004, OPCO consummated an additional offering of $20.0 million principal amount of 9.75% senior notes due 2011 at a premium. On June 23, 2005, OPCO consummated an additional offering of $30.0 million principal amount of 9.75% senior notes due 2011 at a premium. The May 6, 2004 and June 23, 2005 notes were offered as additional debt securities under the indenture pursuant to which it had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 and June 2005 constitutes a single class of securities under the indenture. The net proceeds from the May 2004 note offering were distributed to us to redeem approximately $9.1 million aggregate principal amount of our 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of our 13.95% senior subordinated notes due 2012. On February 2, 2005, we redeemed, in full, our remaining 16.0% senior notes due May 15, 2012 and our remaining 13.95% senior subordinated notes due May 15, 2012 with a portion of the proceeds from our initial public offering.

Total shareholders’ equity increased to $59.6 million at June 30, 2005 from a $50.9 million deficit at June 30, 2004 primarily as a result of our initial public offering in January 2005. Also contributing to the increase are foreign currency translation adjustments in other comprehensive income offset by our net loss for fiscal year ended June 30, 2005.
Changes in Financial Condition
Cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of new stores opened, stores acquired and seasonal, monthly and day-to-day requirements for funding check cashing, consumer loans and other operating activities. For the nine months ended March 31, 2006, cash and cash equivalents increased $18.8 million. Net cash provided by operating activities was $22.2 million for the nine months ended March 31, 2006 compared to $18.1 million for the nine months ended March 31, 2005. The increase in net cash provided by operations was primarily the result of increased operating results in fiscal 2006 offset in part by additional cash used for company-funded consumer loans due to the transition from the bank-funded model to the company-funded loan model.
Liquidity and Capital Resources
Our principal sources of cash are from operations, borrowings under our credit facilities and issuances of our common stock. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated consumer loans, finance acquisitions and new store expansion and finance the expansion of our products and services.
On January 28, 2005, we announced the pricing of the initial public offering of 7,500,000 shares of our common stock at $16.00 per share. We sold 7,378,125 shares of common stock and a selling stockholder sold 121,875 shares of common stock. We did not receive any proceeds from the sale of shares by the selling stockholders. On February 2, 2005, we received $109.8 million in net proceeds in connection with the offering.
Net cash provided by operating activities was $22.2 million for the nine months ended March 31, 2006 compared to $18.1 million for the nine months ended March 31, 2005. The increase in net cash provided by operations was primarily the result of increased operating results in fiscal 2006 offset in part by additional cash used for company-funded consumer loans due to the transition from the bank-funded model to the company-funded loan model.
Net cash used in investing activities for the nine months ended March 31, 2006 was $31.9 million compared to $34.7 million for the nine months ended March 31, 2005. For the nine months ended March 31, 2006, we made capital expenditures of $11.9 million, and acquisitions of $20.0 million primarily related to the purchase of eleven stores in Canada on March 9, 2006 in addition to additional We The People franchises and territories acquired earlier in the fiscal year. The actual amount of capital expenditures for the year will depend in part upon the number of new stores acquired or opened and the number of stores remodeled. Our capital expenditures, excluding acquisitions, are currently anticipated to aggregate approximately $14.6 million during our fiscal year ending June 30, 2006, for remodeling and relocation of certain existing stores and for opening additional new stores.
Net cash provided by financing activities for the nine months ended March 31, 2006 was $27.3 million compared to net cash provided of $24.1 million for the nine months ended March 31, 2005. The cash provided in the nine months ended March 31, 2006 was primarily a result of an increase in the borrowings under our revolving credit facility primarily associated with the aforementioned acquisitions. The cash provided in the nine months ended March 31, 2005 was a result of the proceeds from our initial public stock offering and an increase in the borrowings under our bank facilities offset by the full redemption of our 16.0% senior notes due 2012 and our 13.95% senior subordinated notes due 2012.
Revolving credit facilities. We have two revolving credit facilities: a domestic revolving credit facility and a Canadian overdraft facility.
Domestic revolving credit facility. On November 13, 2003, OPCO repaid, in full, all borrowings outstanding under its previously existing credit facility using a portion of the proceeds from the issuance of $220.0 million principal amount of OPCO’s 9.75% senior notes due 2011 and simultaneously entered into a new $55.0 million senior secured reducing revolving credit facility. On July 8, 2005, OPCO entered into an amendment and restatement of its credit facility to increase the maximum amount of the facility from $55 million to $80 million. The amendment and restatement reduced the rate of interest and fees payable under the credit facility and eliminated the quarterly reductions to the commitment amount. In addition, the amendment and restatement extended the term of the credit facility for one additional year to November 12, 2009. At OPCO’s request, existing lenders and/or additional lenders may agree to increase the maximum amount of the credit facility to $100 million. Under the credit facility, up to $30.0 million may be used in connection with letters of credit. The commitment may be subject to reductions in the event we engage in certain issuances of debt or equity securities or asset disposals other than this common stock offering. OPCO’s borrowing capacity under the credit facility is limited to the lesser of the total commitment of $80.0 million or 85% of certain liquid assets. At March 31, 2006, the borrowing capacity was $69.3 million which consisted of the $80.0 million commitment less letters of credit totaling $10.7 million issued by Wells Fargo Bank, which guarantee the performance of certain of the Company’s contractual obligations. There was $27.5 million outstanding under the facility at March 31, 2006.
Canadian overdraft facility. Our Canadian operating subsidiary has a Canadian overdraft facility to fund peak working capital needs for our Canadian operations. The Canadian overdraft facility provides for a commitment of up to approximately $10.0 million in Canadian equivalent, of which there was no outstanding balance on March 31, 2006. Amounts outstanding under the Canadian overdraft facility bear interest at a rate of Canadian prime and are secured by a $10.0 million letter of credit issued by Wells Fargo Bank under our domestic revolving credit facility.
Long-term debt. As of March 31, 2006, long term debt consisted of $271.6 million principal amount of OPCO’s 9.75% senior notes due November 15, 2011 and a $642,000 note related to the acquisition of certain We The People territories.
Operating leases. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of 5 years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/ liability management and to meet required capital needs. Our principal future obligations and commitments as of March 31, 2006, excluding periodic interest payments, include the following:

	Payments Due by Period

		Less than	1 - 3	4 - 5	After
	Total	1 Year	Years	Years	5 Years

	(in thousands)
Revolving credit facilities	$27,500	$27,500	$—	$—	$—
Long-term debt:
9.75% Senior Notes due 2011(1)	271,556	—	—	—	271,556
Operating lease obligations	81,982	20,141	31,972	16,723	13,146
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	642	366	276	—	—

Total contractual cash obligations	$381,680	$48,007	$32,248	$16,723	$284,702

(1)	$1,556 is the unamortized premium on the Dollar Financial Group, Inc. 9.75% Senior Notes due 2011.
We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated by increased check cashing revenues, growth in the consumer lending business, the maturity of recently opened stores and revenue growth from our other product lines. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.
Impact of Inflation
We do not believe that inflation has a material impact on our earnings from operations.
Impact of Recent Accounting Pronouncement
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-Based Payments, (SFAS 123R). SFAS 123R revises Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation and supersedes Accounting principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, or SAB 107, relating to the adoption of SFAS 123R. SFAS-123R requires the compensation cost relating to share-based payment transactions to be recognized in a company’s financial statement. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and may apply to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair-value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. We will recognize the compensation cost for stock-based awards issued after June 30, 2005, on a straight-line basis over the requisite service period for the entire award. This statement was effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore, we adopted the standard during the first quarter of fiscal 2006.
Sarbanes-Oxley Act of 2002: Section 404 Compliance
We continue to evaluate our internal controls systems in order to allow management to report on, and our registered independent public accounting firm to attest to, our internal controls as of June 30, 2006, as required by Section 404 of the Sarbanes-Oxley Act. We are performing the system and process evaluation and testing required in an effort to comply with the management certification and auditor attestation requirements of Section 404. As a result, we are incurring additional expense. While we anticipate being able to fully comply with the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing or completion of our evaluation, testing, results and any needed remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the Nasdaq Stock Market. Any such action could adversely affect our financial results and the market price of our common shares.
Quantitative and Qualitative Disclosures About Market Risk
Generally. In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

•	interest rates on borrowings under the domestic revolving credit agreement; and

•	foreign exchange rates generating translation gains and losses.
We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles, or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.
Interest rate risk. Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Although our revolving credit facilities carry variable rates of interest, our debt consists primarily of fixed-rate senior notes. Because most of our average outstanding indebtedness carries a fixed rate of interest, a change in interest rates is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.
Foreign currency exchange rate risk. Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At March 31, 2006, we held put options with an aggregate notional value of $(CAN) 52.5 million and £(GBP) 3.3 million to protect the currency exposure in Canada through December 31, 2006 and the United Kingdom through June 30, 2006. Subsequent to the quarter ended March 31, 2006, we purchased additional put options with an aggregate notional value of $(CAN) 39.0 million and £(GBP) 14.4 million to protect the currency exposure in Canada and the United Kingdom through June 30, 2007. We use purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. Our cash flow hedges generally have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of March 31, 2006 no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in the Company’s cash flow hedges for the nine months ended March 31, 2006. As of March 31, 2005, amounts related to derivatives qualifying as cash flow hedges amounted to a decrease of shareholders’ equity of $9,000 all of which was transferred to earnings along with the earnings effects of the related forecasted transactions. The fair market value at March 31, 2006 was $366,000 and is included in other assets on the balance sheet.
Canadian operations accounted for approximately 172.8% of consolidated income before income taxes for the nine months ended March 31, 2006 and 267.3% of consolidated income before income taxes for the nine months ended March 31, 2005. U.K. operations accounted for approximately 34.8% of consolidated income before income taxes for the nine months ended March 31, 2006 and approximately 110.0% of consolidated income before income taxes for the nine months ended March 31, 2005. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $21.7 million.
We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported income before income taxes from continuing operations by approximately $4.9 million for the nine months ended March 31, 2006 and $4.0 million for the nine months ended March 31, 2005. This impact represents nearly 20.8% of our consolidated foreign income before income taxes for the nine months ended March 31, 2006 and 37.7% of our consolidated foreign income before income taxes for the nine months ended March 31, 2005.

BUSINESS
General
We are a leading international financial services company serving under-banked consumers. Our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in United States. Our We The People legal document preparation services retail store network is the largest of its kind in the United States. Our customers are typically lower- and middle-income working-class individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than banks and other financial institutions. To serve this market, we currently operate a network of 1,269 stores, including 758 company-operated stores, in 35 states, the District of Columbia, Canada and the United Kingdom. We provide a diverse range of consumer financial products and other services primarily consisting of check cashing, short-term consumer loans, money orders, money transfers and legal document preparation services. We have 511 franchised locations in the United States, Canada, and the United Kingdom, including our network of We The People stores acquired in March 2005.
We are a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. We operate our store network through our direct wholly-owned subsidiary, Dollar Financial Group, Inc., a New York corporation formed in 1979 and its direct and indirect wholly-owned foreign and domestic subsidiaries.
Store Network
Our network includes the following platforms for delivering our financial services and retail-based legal document preparation services to the consumers in our core markets:

•	United States. We currently operate or franchise a total of 512 stores, with 256 operating under the name “Money Mart®,” 92 operating under the name “Loan Mart®” and 164 under the name “We The People®,” of which 22 are operated by us and 142 are operated by franchisees. The Money Mart stores typically offer our full range of financial products and services, including check cashing and short-term consumer loans. The Loan Mart stores offer short-term consumer loans and other ancillary services depending upon location. By offering short-term lending services, we hope to attract a customer who might not use check cashing services. The We The People stores offer retail-based legal document preparation services.

Our U.S. business had revenues of $109.9 million for the twelve month period ended June 30, 2004, which we refer to as fiscal 2004, $118.1 million for the twelve month period ended June 30, 2005, which we refer to as fiscal 2005, and $84.9 million for the nine months ended March 31, 2006.

•	Canada. There are currently 362 financial services stores in our Canadian network, of which 233 are operated by us and 129 are operated by franchisees. All stores in Canada are operated under the name “Money Mart” except locations in the Province of Québec. The stores in Canada typically offer check cashing, short-term consumer loans and other ancillary products and services.

Our Canadian business had revenues of $(USD)84.8 million for fiscal 2004, $(USD)108.2 million for fiscal 2005 and $(USD)101.5 million for the nine months ended March 31, 2006.

•	United Kingdom. There are currently 395 financial services stores in our U.K. network, of which 162 are operated by us and 233 are operated by franchisees. All stores in the United Kingdom (with the exception of certain franchises operating under the name “Cash A Cheque”) are operated under the name “Money Shop.” The stores in the United Kingdom typically offer check cashing, short-term consumer loans and other ancillary products and services.

Our U.K. business had revenues of $(USD)51.8 million for fiscal 2004, $(USD)65.2 million for fiscal 2005 and $(USD)55.2 million for the nine months ended March 31, 2006.
We currently have 511 franchised locations in Canada, the United Kingdom and in the United States. These franchised locations offer many of the same products and services offered by company-operated stores using the same associated trade names, trademarks and service marks within the standards and guidelines we have established.
Total franchise revenues were $3.3 million for fiscal 2004, $7.1 million for fiscal 2005 and $8.1 million for the nine months ended March 31, 2006.
Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income-tax-refund checks. During fiscal 2005, we cashed 8.1 million checks with a total face amount of $3.4 billion and an average face amount of $421 per check. Acting both as a servicer and as a direct lender, in fiscal 2005 we originated 3.3 million single-payment consumer loans with an average principal amount of $337 and a weighted average term of approximately 14.4 days. In addition, we acted as a direct lender in fiscal 2005 originating 9,516 longer-term installment loans with an average principal amount of $1,089 and a weighted average term of approximately 327 days. We also strive to provide our customers with high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, photo ID and prepaid local and long-distance phone services.
Industry Overview
We operate in a sector of the financial services industry that serves the basic need of lower- and middle-income working-class individuals to have convenient access to cash. This need is primarily evidenced by consumer demand for check cashing and short-term consumer loans, and consumers who use these services are often underserved by banks and other financial institutions.
Lower- and middle-income individuals represent the largest part of the population in each country in which we operate. Many of these individuals work in the service sector, which in the United States is one of the fastest growing segments of the workforce.
However, many of these individuals, particularly in the United States, do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they often:

•	do not have sufficient assets to meet minimum balance requirements or to achieve the benefits of savings with banks;

•	do not want to pay the high costs of overdraft or NSF fees;

•	do not write enough checks to make a bank account beneficial;

•	need access to financial services outside of normal banking hours;

•	desire not to pay fees for banking services that they do not use;

•	require immediate access to cash from their paychecks;

•	may have a dislike or distrust of banks; and

•	do not have a neighborhood bank in close proximity to them.
In addition to check cashing services, under-banked consumers also require short-term consumer loans that provide cash for living and other expenses. They also may not be able to or want to obtain loans from banks as a result of:

•	their immediate need for cash;

•	irregular receipt of payments from their employers;

•	their desire for convenience and customer service;

•	the unavailability of bank loans in small denominations for short terms; and

•	the high cost of overdraft advances through banks.
Despite the demand for basic financial services, access to banks has become more difficult over time for many consumers. Many banks have chosen to close their less profitable or lower-traffic locations. Typically, these closings have occurred in lower-income neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that under-banked consumers need.
As a result of these trends, a significant number of retailers have begun to offer financial services to lower-and middle-income individuals. The providers of these services are fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary services.
We believe that the under-banked consumer market will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the number of service-sector jobs as a percentage of the total workforce.
The demographics of the typical customers for non-banking financial services vary slightly in each of the markets in which we operate, but the trends driving the industry are generally the same. In addition, the type of store and services that appeal to customers in each market vary based on cultural, social, geographic and other factors. Finally, the composition of providers of these services in each market results in part from the historical development and regulatory environment in that market.

Growth Opportunities
We believe that significant opportunities for growth exist in our industry as a result of:

•	growth of the service-sector workforce;

•	failure of commercial banks and other traditional financial service providers to adequately address the needs of lower and middle-income individuals; and

•	trends favoring larger operators in the industry.
We believe that, as the lower- and middle-income population segment increases, and as trends within the retail banking industry make banking less accessible or more costly to these consumers, the industry in which we operate will see a significant increase in demand for our products and services. We also believe that the industry will continue to consolidate as a result of a number of factors, including:

•	economies of scale available to larger operations;

•	use of technology to serve customers better and to control large store networks;

•	inability of smaller operators to form the alliances necessary to deliver new products; and

•	increased licensing and regulatory burdens.
This consolidation process should provide us, as operator of one of the largest store networks, with opportunities for continued growth.
Our Strengths
We believe that the following competitive strengths position us well for continued growth:
Leading position in core markets. We have a leading position in core markets, operating 363 company-owned stores in the United States, 233 company-owned stores in Canada and 162 company-owned stores in the United Kingdom. We currently have 129 franchised locations in Canada, 233 franchised locations in the United Kingdom and 149 franchised locations in the United States, 142 of which operate under the name We The People and offer retail-based legal document preparation services. Highlights of our competitive position in these core markets include the following:

•	Our domestic network is focused in rapidly growing markets in the western United States, where we believe we have held leading market positions for over 10 years.

•	We are the industry leader in Canada, and we hold a dominant market share with a store in almost every Canadian city with a population of over 50,000. Based on a public opinion study of three major metropolitan markets in English speaking Canada, we have achieved brand awareness of 85%.

•	We believe that we are the largest check cashing company in the United Kingdom, comprising nearly 25% of the market measured by number of stores, although we believe that we account for approximately 40% of all check cashing transactions performed at check cashing stores.

•	Our We The People stores comprise the largest network of retail-based legal document preparation services in the United States.
Diversified product and geographic mix. Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders, money transfers and legal document preparation services. We also provide high-value ancillary products and services, including electronic tax filing, bill payment, foreign currency exchange, reloadable VISA® brand debit cards, photo ID and prepaid local and long-distance phone services. For fiscal 2005, the revenue contribution by our check cashing operations was 44.2%, our consumer lending operations was 42.4% and our other products and services were 13.4%. In addition to our product diversification, our business is diversified geographically. For fiscal 2005, our U.S. operations generated 40.5% of our total revenue, our Canadian operations generated 37.1% of our total revenue and our U.K. operations generated 22.4% of our total revenue. Our product and geographic mix provides a diverse stream of revenue growth opportunities. Our acquisition in March 2005 of 168 We The People franchises and two company-owned stores further diversifies our revenues and provides us with additional growth opportunities.
High-quality customer service. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers’ work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.
Diversification and management of credit risk. Our revenue is generated through a high volume of small dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within a targeted range. We have instituted control mechanisms that have been effective in managing risk. Such mechanisms, among others, include the daily monitoring of initial return rates on our consumer loan portfolio. As a result, we believe that we are unlikely to sustain a material credit loss from a single transaction or series of transactions. We have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2005, in our check cashing business, net write-offs as a percentage of the face amount of checks cashed were 0.27%. For the same period, with respect to loans funded directly by us, net write-offs as a percentage of originations were 2.1%.
Management expertise. We have a highly experienced and motivated management team at both the corporate and operational levels. Our senior management team has extensive experience in the financial services industry. Our Chairman and Chief Executive, Jeffrey Weiss, and our President, Donald Gayhardt, have been with us since 1990 and have demonstrated the ability to grow our business through their operational leadership, strategic vision and experience in making selected acquisitions. Since 1990, Mr. Weiss and Mr. Gayhardt have assisted us in completing 40 acquisitions that added 480 company-operated stores and 170 We The People stores. In addition, the management team is highly motivated to ensure continued business success, as they collectively own approximately 6.8% of our outstanding common stock.

Our Strategy
Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:
Growing through disciplined network expansion. We intend to continue to grow our network through the addition of new stores and franchisees, while adhering to a disciplined selection process. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability, and growth potential. We seek to add locations that offer check cashing, consumer lending, legal document preparation services or a combination of any of these products and services. In fiscal 2005, we opened 42 new financial service stores, acquired 51 financial services stores, acquired 168 We The People franchises and two company-owned legal document preparation stores and opened four franchised stores offering retail-based legal document preparation services. In fiscal 2006, we expect to open approximately 40 retail stores and acquire 40 to 45 retail stores. Through March 31, 2006, we completed 21 new store openings and acquired 40 stores. In addition to these new store openings, we are actively seeking to acquire targeted competitor operations in selected expansion markets in the United States, Canada and the United Kingdom.
Introducing related products and services. We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, during the twelve month period ended June 30, 2003, which we refer to as fiscal 2003, we introduced private branded reloadable debit cards and customer loyalty programs in many of our stores. We also offered new tax-based products to our Canadian customers, providing qualified individuals with cash advances against anticipated tax refunds. In fiscal 2004, we introduced reloadable VISA® brand debit cards, and, in fiscal 2005, we introduced VISA® brand gift cards and began offering legal document preparation services through the acquisition of 168 We The People franchises and two company-owned We The People stores. In fiscal 2006, we introduced the CustomCashtm installment loan program in the United States. Our product development department continues to develop and test additional new products and services for our customers.
Capitalizing on our enhanced network and system capabilities. With our current network of 1,269 stores, we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and purchasing power with our vendors. Our proprietary systems are used to further improve our customer relations and loan servicing activities, as well as to provide a highly efficient means to manage our internal as well as regulatory compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.
Maintaining our customer-driven retail philosophy. We strive to maintain our customer-service-oriented approach and meet the basic financial service needs of our working, lower- and middle-income customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our U.S. stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including incentive programs to reward employees for exceptional customer service.

Expansion of our franchising strategy. We intend to expand the reach of our business and our network through an extension of our existing franchising strategy. In Canada and the United Kingdom, we have developed our leading market positions in part through the use of a franchising strategy that allowed us to expand without incurring additional capital expenditures. We currently have 129 franchised locations in Canada, and 233 franchised locations in the United Kingdom and 149 franchised locations in the United States, seven of which are financial services stores and 142 of which are We The People stores offering retail-based legal document preparation services.
Customers
Our core customer group generally lacks sufficient income to accumulate assets or to build savings. These customers rely on their current income to cover immediate living expenses and cannot afford to wait for checks to clear through the commercial banking system. We believe that many of our customers use our check cashing and short-term lending services in order to access cash immediately without having to maintain a minimum balance in a checking account and to borrow money to fund immediate needs. We believe that consumers value our affordability and attention to customer service, and their choice of a financial services provider is influenced by our convenient locations and extended operating hours.
U.S. customers. Based on our operating experience and information provided to us by our customers, we believe that our core domestic check cashing customer group is generally composed of individuals between the ages of 18 and 44. The majority of these individuals rent their homes, are employed and have annual household incomes of between $10,000 and $35,000, with a median income of $22,500. We believe that many of our customers are workers or independent contractors who receive payment on an irregular basis and generally in the form of a check. In addition, we believe that although approximately 38% of our U.S. check cashing customers do have bank accounts, these customers use check cashing stores because they find the locations and extended business hours more convenient than those of banks and because they value the ability to receive cash immediately, without waiting for a check to clear.
Our operating experience and customer data also suggest that our short-term consumer loan customers are mainly individuals between the ages of 18 and 45. The majority of these individuals rent their homes. A survey conducted by Cypress Research Group in 2004 found that 52% of short-term consumer loan customers reported household incomes between $25,000 and $50,000 with 17% greater than $50,000. The survey also found that these customers choose single-payment consumer loans because of the easy, fast processing and convenient location. Unlike many of our check cashing customers, short-term consumer loan customers have a bank account but experience temporary shortages in cash from time to time.
Canadian customers. Based on market research surveys, we believe that the demographics of our Canadian customers are somewhat different from those of our U.S. customers. Our typical Canadian check cashing customer is approximately 35 years old, employed in the trades/ labor sector and earning $(USD)22,400 annually. Our typical Canadian short-term single-payment loan customer is 25 to 44 years old, employed in the services sector and earning $(USD)27,300 annually. Approximately 60% of our Canadian customers are male and 40% are female. In contrast to the United States, approximately 66% of our Canadian check cashing customers have bank accounts. Our research shows that these customers continue to use our services because of our fast and courteous service, the stores’ extended operating hours and convenient locations.
U.K. customers. Market research conducted on our behalf and our own customer data have shown that approximately 90% of our U.K. customers have annual incomes below $(USD)30,000, and 58% are under the age of 35. Furthermore, approximately 85% of our customer base is employed, with approximately equal numbers of males and females. While 80% of our U.K. customers have bank accounts, they report a high level of dissatisfaction with their current bank relationship. Market research indicates customer service satisfaction levels for our U.K. customers above 90% compared with 50% to 65% satisfaction levels for the major banks. Staff friendliness and face-to-face contact are key drivers of customer satisfaction and the need for immediate cash is the number one reason for using our services.
Products and Services
Customers typically use our stores to cash checks (payroll, government and personal), obtain short-term consumer loans and use one or more of the additional financial services available at most locations including Western Union money order and money transfer products, legal document preparation services, electronic tax filing, bill payment, reloadable VISA brand® debit cards, foreign currency exchange, photo ID and prepaid local and long-distance phone services.
Check cashing. Customers may cash all types of checks at our check cashing locations, including payroll checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear. Before we distribute any cash, we verify both the customer’s identification and the validity of the check (occasionally using multiple sources) as required by our standard verification procedures. Customers are charged a fee for this service (typically a small percentage of the face value of the check). The fee varies depending on the size and type of check cashed as well as the customer’s check cashing history at our stores. For fiscal 2005, check cashing fees averaged approximately 3.76% of the face value of checks cashed. For the nine months ended March 31, 2006, check cashing fees averaged approximately 3.78% of the face value of checks cashed.
The following chart presents summaries of revenue from our check cashing operations, broken down by consolidated operations, U.S., Canadian and U.K. operations for the periods indicated below:

	Year Ended June 30,					Nine Months Ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(unaudited)
Consolidated operations:
Face amount of checks cashed	$3,046,705,000	$2,969,455,000	$2,938,950,000	$3,169,350,000	$3,424,835,000	$2,541,782,000	$2,803,670,000
Number of checks cashed	9,001,635	8,627,526	8,568,944	8,427,990	8,141,697	6,065,038	6,274,171
Average face amount per check	338.46	344.18	342.98	376.05	420.65	419.09	446.86
Average fee per check	11.74	12.15	12.65	13.93	15.81	15.80	16.87
Average fee as a % of face amount	3.47%	3.53%	3.69%	3.70%	3.76%	3.77%	3.78%
U.S. operations:
Face amount of checks cashed	$1,728,504,000	$1,636,967,000	$1,384,958,000	$1,349,956,000	$1,309,231,000	$983,297,000	$1,064,090,000
Number of checks cashed	4,485,393	4,317,534	3,855,664	3,621,174	3,379,123	2,528,753	2,583,072
Average face amount per check	385.36	379.14	359.20	372.80	387.45	388.85	411.95
Average fee per check	12.19	12.41	12.75	13.18	13.79	13.94	14.32
Average fee as a % of face amount	3.16%	3.27%	3.55%	3.53%	3.56%	3.59%	3.48%
Canadian operations:
Face amount of checks cashed	$874,187,000	$896,586,000	$989,663,000	$1,144,380,000	$1,300,089,000	$960,020,000	$1,095,498,000
Number of checks cashed	3,445,858	3,359,225	3,475,201	3,476,375	3,529,879	2,629,717	2,665,998
Average face amount per check	253.69	266.90	284.78	329.19	368.31	365.07	410.91
Average fee per check	8.67	9.03	9.58	11.07	12.38	12.28	14.15
Average fee as a % of face amount	3.42%	3.38%	3.36%	3.36%	3.36%	3.36%	3.44%
U.K. operations:
Face amount of checks cashed	$444,014,000	$435,902,000	$564,329,000	$675,014,000	$815,515,000	$598,465,000	$644,082,000
Number of checks cashed	1,070,384	950,767	1,238,079	1,330,441	1,232,695	906,568	1,025,101
Average face amount per check	414.82	458.47	455.81	507.36	661.57	660.14	628.31
Average fee per check	19.76	21.93	20.99	23.45	31.20	31.17	30.37
Average fee as a % of face amount	4.76%	4.78%	4.60%	4.62%	4.72%	4.72%	4.83%

From fiscal 2001 through March 31, 2006, the number of stores in our network has increased, while the number of checks cashed in the U.S. has generally decreased. The primary reasons for this are an increased focus on our consumer loan products and changes in the United States unemployment rate, both of which have resulted in a reduction in the overall number of checks cashed. In addition, studies by the Federal Reserve Board and others show that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. We also have a decreased focus on cashing government checks. We have increased our focus on cashing higher fee payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than government checks.
If a check cashed by us is not paid for any reason, we record the full face value of the check as a loss in the period when the check was returned unpaid. We then send the check to our internal collections department, or occasionally directly to the store, for collection. Our employees contact the maker and/or payee of each returned check. In certain circumstances, we will take appropriate legal action. Recoveries on returned items are credited in the period when the recovery is received. During fiscal 2005, we collected 72.1% of the face value of returned checks. During the nine months ended March 31, 2006, we collected 74.0% of the face value of returned checks.
The following chart presents summaries of our returned check experience, broken down by consolidated operations, U.S., Canadian and U.K. operations for the periods indicated below:

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(unaudited)
Consolidated operations:
Face amount of returned checks	$27,938,000	$27,874,000	$26,164,000	$29,061,000	$32,893,000	$23,311,000	$29,463,000
Collections on returned checks	19,752,000	20,812,000	19,426,000	21,399,000	23,715,000	16,618,000	21,802,000
Net write-offs of returned checks	8,186,000	7,062,000	6,738,000	7,662,000	9,178,000	6,693,000	7,661,000
Collections as a percentage of returned checks	70.7%	74.7%	74.2%	73.6%	72.1%	71.3%	74.0%
Net write-offs as a percentage of check cashing revenues	7.7%	6.7%	6.2%	6.5%	7.1%	7.0%	7.2%
Net write-offs as a percentage of face amount of checks cashed	0.27%	0.24%	0.23%	0.24%	0.27%	0.26%	0.27%
United States operations:
Face amount of returned checks	$14,519,000	$15,411,000	$12,046,000	$13,761,000	$14,749,000	$10,467,000	$12,974,000
Collections on returned checks	8,872,000	10,560,000	8,335,000	10,284,000	10,881,000	7,557,000	9,689,000
Net write-offs of returned checks	5,647,000	4,851,000	3,711,000	3,477,000	3,868,000	2,910,000	3,285,000
Collections as a percentage of returned checks	61.1%	68.5%	69.2%	74.7%	73.8%	72.2%	74.7%
Net write-offs as a percentage of check cashing revenues	10.3%	9.1%	7.6%	7.3%	8.3%	8.3%	8.9%
Net write-offs as a percentage of face amount of checks cashed	0.33%	0.30%	0.27%	0.26%	0.30%	0.30%	0.31%

						Nine Months Ended
	Year Ended June 30,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(unaudited)
Canadian operations:
Face amount of returned checks	$7,356,000	$6,952,000	$8,116,000	$8,797,000	$10,155,000	$7,238,000	$8,443,000
Collections on returned checks	6,521,000	6,452,000	7,246,000	7,320,000	8,379,000	5,936,000	7,149,000
Net write-offs of returned checks	835,000	500,000	870,000	1,477,000	1,776,000	1,302,000	1,294,000
Collections as a percentage of returned checks	88.6%	92.8%	89.3%	83.2%	82.5%	82.0%	84.7%
Net write-offs as a percentage of check cashing revenues	2.8%	1.6%	2.6%	3.8%	4.1%	4.0%	3.4%
Net write-offs as a percentage of face amount of checks cashed	0.10%	0.06%	0.09%	0.13%	0.14%	0.14%	0.12%
United Kingdom operations:
Face amount of returned checks	$6,063,000	$5,511,000	$6,002,000	$6,503,000	$7,989,000	$5,606,000	$8,046,000
Collections on returned checks	4,359,000	3,800,000	3,845,000	3,795,000	4,455,000	3,125,000	4,964,000
Net write-offs of returned checks	1,704,000	1,711,000	2,157,000	2,708,000	3,534,000	2,481,000	3,082,000
Collections as a percentage of returned checks	71.9%	69.0%	64.1%	58.4%	55.8%	55.7%	61.7%
Net write-offs as a percentage of check cashing revenues	8.1%	8.2%	8.3%	8.7%	9.2%	8.8%	9.9%
Net write-offs as a percentage of face amount of checks cashed	0.38%	0.39%	0.38%	0.40%	0.43%	0.41%	0.48%
Consumer lending. We currently originate single-payment consumer loans on behalf of one domestic bank and for our own account. For the single-payment consumer loans we originate, at the time the funds are advanced to the borrower, the borrower signs a note and provides the lender with a post-dated check or a written authorization to initiate an automated clearinghouse charge to the borrower’s checking account for the loan principal plus a finance charge; on the due date of the loan (which is generally set at a date on or near the borrower’s next payday), the check or automated clearinghouse debit is presented for payment.
From June 13, 2002 until July 27, 2005, we acted as a servicer for County Bank of Rehoboth Beach, Delaware and we have acted as a servicer for First Bank since October 18, 2002. On March 2, 2005, the FDIC issued a financial institution letter which, among other things, limits the period during which a borrower may have a short-term single-payment loan outstanding from any FDIC-insured bank to three months during a twelve-month period. On June 16, 2005, we announced that, as a result of the FDIC’s letter, we would transition away from bank-funded consumer loans to company-funded loans. As part of this transition, we terminated our relationship with County Bank and amended our relationship with First Bank, in each case by mutual agreement.
On behalf of First Bank in the United States, we market certain unsecured short-term single-payment loans to customers with established bank accounts and verifiable sources of income. Prior to July 1, 2005, loans were made for amounts up to $1,000, with terms of 7 to 23 days. Under these programs, we earned servicing fees, which were reduced if the related loans were not collected. We maintain a reserve for estimated reductions. In addition, we maintain a reserve for anticipated losses for loans we make directly. In order to estimate the appropriate level of these reserves, we consider the amount of outstanding loans owed to us, as well as loans owed to First Bank and serviced by us, the historical loans charged-off, current collection patterns and current economic trends. As these conditions change, additional allowances might be required in future periods. During fiscal 2005, County Bank originated or extended approximately $115.5 million of loans through our locations and document transmitters. First Bank originated or extended approximately $303.2 million of loans through us during this period. County Bank originated or extended approximately $136.2 million of loans through our locations and document transmitters during fiscal 2004 and First Bank originated or extended approximately $249.1 million of loans through us for the same period.
As of March 31, 2006, all of our retail financial service locations, with the exception of those in Pennsylvania and Texas, have transitioned to the company-funded consumer loan model. We currently market and service bank-funded short-term single-payment loans at seventeen stores in Pennsylvania and six stores in Texas. In February 2006, we were advised by First Bank, which has been the lender in these consumer loans in Pennsylvania and Texas, that First Bank had received a letter from the FDIC communicating certain concerns about its consumer loan products. As a result, First Bank recently advised us that it intends to cease offering single-payment consumer loans on or about June 30, 2006. In Pennsylvania, the cessation of bank-funded single-payment loans would effectively eliminate this form of lending in the state, since the Legislature did not pass enabling legislation this year. We do not expect this cessation to have a material impact on our operations. We are currently developing an alternative company-funded revolving credit product for Pennsylvania consumers. We are also implementing a credit services organization model for single-payment loans at our six Texas stores under the terms of which, beginning in July 2006, we will guaranty, originate and service loans for a non-bank lender that comply with Texas law.
The lender in our CustomCashtm domestic installment loan program, First Bank, is working to address certain concerns raised by the FDIC with respect to this program. While we have been responsive to First Bank’s requests and inquiries, we are uncertain whether First Bank will ultimately continue this line of business.
We also originate unsecured short-term single-payment loans to borrowers for our own account in Canada, the United Kingdom and now, most United States markets. We bear the entire risk of loss related to these loans. In the United States, these loans are made for amounts up to $1,000, with terms of 7 to 37 days. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers’ income with terms of 1 to 35 days. We issue loans in the United Kingdom for up to £600, with a term of 28 days. We originated or extended approximately $684.7 million of the single-payment consumer loans through our locations and document transmitters during fiscal 2005 and approximately $491.4 million through our locations and document transmitters during 2004. In addition, beginning in fiscal 2003 we acted as a direct lender of longer-term installment loans in the United Kingdom. This product was introduced in certain United States and Canadian markets at the end of fiscal 2004. In the United States for fiscal 2005, we originated 414 installment loans with an average principal amount of $781 and a weighted average term of approximately 275 days. We originated or extended installment loans through our locations in the United States of approximately $324,000 in fiscal 2005. In Canada, we originated 2,167 installment loans with an average principal amount of $1,180 and a weighted average term of approximately 215 days. We originated or extended installment loans through our locations in Canada of approximately $2.6 million in fiscal 2005. In the United Kingdom for fiscal 2005, we originated 6,935 installment loans with an average principal amount of $1,079 and a weighted average term of approximately 365 days. In United Kingdom for fiscal 2004, we originated 4,675 longer-term installment loans with an average principal amount of $845 and a weighted average term of approximately 365 days. We originated or extended installment loans through our locations in the United Kingdom of approximately $7.5 million in fiscal 2005 and $3.9 million in fiscal 2004. Outstanding installment loan receivable at June 30, 2005 is $128,883, $4.3 million and $1.1 million in the United States, United Kingdom and Canada, respectively.
Additionally, as part of the transition to the company-funded loan model, we have discontinued our operations as a marketing and servicing agent for consumer loans that are fulfilled through document transmitter locations. We expect this to result in a loss of approximately $5.5 million of revenues for fiscal 2006 with a nominal impact on income before income taxes. We will continue to offer loans direct to borrowers through other channels of distribution.
We had approximately $46.6 million of net consumer loans on our balance sheet at March 31, 2006 and approximately $34.2 million on March 31, 2005. These amounts are reflected in loans receivable, net. Loans receivable, net at March 31, 2006 are reported net of a reserve of $4.7 million related to consumer lending. Loans receivable, net at March 31, 2005 are reported net of a reserve of $3.1 million related to consumer lending.
The following table presents a summary of our consumer lending originations, which includes loan extensions and revenues for the following periods:

				For the Nine Months
	For the Year Ended June 30,			Ended March 31,

	2003	2004	2005	2005	2006

	(in thousands)
	(unaudited)
U.S. company-funded consumer loan originations(1)(2)	$81,085	$65,868	$73,762	$53,025	$180,716
Canadian company-funded consumer loan originations(3)	248,149	309,016	447,940	332,514	405,189
U.K. company-funded consumer loan originations(3)	99,499	115,283	173,326	136,356	149,393

Total company-funded consumer loan originations	$428,733	$490,167	$695,028	$521,895	$735,298

U.S. servicing revenues, net(2)	41,175	47,144	52,350	$51,171	$15,855
U.S. company-funded consumer loan revenues(2)	14,137	9,873	11,511	8,166	28,743
Canadian company-funded consumer loan revenues	22,492	31,479	48,682	35,600	50,384
U.K. company-funded consumer loan revenues	14,748	19,404	25,829	19,033	23,693
Provision for loan losses on company-funded loans	(9,967)	(9,928)	(14,793)	(22,517)	(22,873)

Total consumer lending revenues, net	$82,585	$97,972	$123,579	$91,453	$95,802

Gross charge-offs of company-funded consumer loans(2)	$42,497	$45,074	$64,685	$48,046	$77,751
Recoveries of company-funded consumer loans(2)	(32,105)	(36,102)	(50,352)	(37,251)	(61,992)

Net charge-offs on company-funded consumer loans	$10,392	$8,972	$14,333	$10,795	$15,759

Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations	9.9%	9.2%	9.3%	9.2%	10.6%
footnotes on following page

				For the Nine Months
	For the Year Ended June 30,			Ended March 31,

	2003	2004	2005	2005	2006

	(in thousands)
	(unaudited)
Recoveries of company-funded consumer loans as a percentage of total company- funded consumer loan originations	7.5%	7.4%	7.2%	7.1%	8.4%
Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	2.4%	1.8%	2.1%	2.1%	2.1%

(1)	Our company-operated stores in the United States originate company-funded and bank-funded single-payment consumer loans. Document transmitter locations in the United States originated only bank-funded loans.
(2)	The variance between the two periods is primarily related to our transition in the United States for single-payment consumer loans from the bank-funded (2005) to the company-funded model (2006).
(3)	All consumer loans originated in Canada and the United Kingdom are company-funded.
The increase in total company-funded originations of $204.8 million in fiscal 2005 over fiscal 2004, as well as in prior periods, was driven primarily by increases in originations in Canada and from newly opened stores in Canada and the United Kingdom.
Other Services and Products
In addition to check cashing and short-term consumer loans, our customers may choose from a variety of products and services when conducting business at our locations. These services, which vary from store to store, include Western Union money order and money transfer products, legal document preparation services, electronic tax filing, bill payment, foreign currency exchange, VISA® brand reloadable debit-cards and gift cards, photo ID and prepaid local and long-distance phone services. We offer our customers multiple financial products and services. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us.
Among our most significant financial services products and services other than check cashing and short-term consumer loans are the following:

•	Money transfers. Through a strategic alliance with Western Union, customers can transfer funds to any location providing Western Union money transfer services. Western Union currently has 212,000 agents in more than 195 countries throughout the world. We receive a percentage of the commission charged by Western Union for the transfer. For fiscal 2005, we generated total money transfer revenues of $14.8 million, primarily at our check cashing stores. For the nine months ended March 31, 2006, we generated total money transfer revenues of $12.7 million.

•	Money orders. Our stores issue money orders for a minimal fee. Customers who do not have checking accounts typically use money orders to pay rent and utility bills. During fiscal 2005, money order transactions had an average face amount of $182.81 and an average fee of $1.17. For fiscal 2005, our customers purchased 2.1 million money orders, generating total money order revenues of $2.4 million. For the nine months ended March 31, 2006, our customers purchased 1.6 million money orders, generating total money order revenues of $1.9 million.

•	Legal document preparation service. In March 2005 we acquired 168 We The People franchises and two company-owned stores. These stores offer retail-based legal document preparation services.
Store Operations
Locations. The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

	June 30,
						March 31,
	2001	2002	2003	2004	2005	2006
Markets
California
Southern	47	47	47	47	47	47
Northern	95	93	91	90	90	87
Arizona
Phoenix	40	45	43	43	51	50
Tucson	13	16	16	16	16	16
Other United States
Louisiana	4	4	4	4	29	27
Ohio	24	23	22	22	22	22
Washington	21	18	18	18	18	18
Pennsylvania	19	19	17	17	17	17
Virginia	16	16	16	16	16	16
Oklahoma	13	13	10	10	10	10
Nevada	11	11	8	8	8	7
Colorado	14	15	7	7	7	7
Texas	3	4	4	4	4	6
Utah	5	5	4	4	4	3
New Mexico	3	3	3	3	3	4
Hawaii	3	3	3	3	3	3
Maryland/D.C.	11	10	2	1	1	1
Wisconsin	1	1	1	1	1	0
Oregon	5	5	5	5	0	0
Franchised locations	0	0	0	0	6	7
We The People
Company operated	0	0	0	0	3	22
Franchised locations	0	0	0	0	172	142

Total United States	348	351	321	319	528	512
Canada
Company operated	157	167	181	194	214	233
Franchised locations	86	87	109	117	129	129

Total Canada	243	254	290	311	343	362
United Kingdom
Company operated	126	123	122	125	152	162
Franchised locations	261	290	351	355	312	233

Total United Kingdom	387	413	473	480	464	395

Total global stores	978	1,018	1,084	1,110	1,335	1,269

All of our company-operated stores are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm systems, computers, time-delayed safes and other office equipment. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers.
Acquisitions. Since 1990, we have grown our store network domestically and internationally in part through acquisitions. We have successfully targeted, executed and closed over 40 acquisitions that added 480 company-owned financial services stores and 170 We The People locations.
In November 1996, we completed our first acquisition of Canadian stores, adding 36 company operated locations and 107 franchised locations. We now operate 362 stores in Canada which include 131 franchised locations. During fiscal 1998, we opened our first Loan Mart stores in the United States, offering only single-payment consumer loans. We have continued to build new Loan Mart stores in a number of markets in the United States and today operate 88 of these stores. In February 1999, we completed our first acquisition of stores in the United Kingdom when we purchased 11 stores. Since entering the U.K. market, we have completed seven additional acquisitions of chains which added 92 company-operated stores and 267 franchised locations, built 41 new company-operated stores and added 90 new franchised locations, net. We now operate a total of 395 stores in the United Kingdom which include 233 franchised locations.
On January 4, 2005, we acquired substantially all of the outstanding shares of International Paper Converters Limited adding 17 company-owned financial services stores and two franchised financial services stores in the United Kingdom. The aggregate purchase price for this acquisition was $2.7 million.
On January 31, 2005, we acquired substantially all of the assets of Alexandria Financial Services, L.L.C. and certain of its affiliates. This acquisition added 24 financial services stores in the Louisiana market adding to our existing market share in that area of the United States. The aggregate purchase price for this acquisition was $9.9 million, plus a revenue earn-out of $2.0 million that was paid in the quarter ended March 31, 2006.
On March 7, 2005, our wholly owned subsidiary We The People USA, Inc. acquired substantially all of the outstanding assets of We The People Forms and Service Centers USA, Inc. relating to the retail-based legal document preparation services business. We now offer these services through a network of 142 franchised and 22 company-owned store locations in 32 states. The aggregate purchase price for this acquisition was $14.0 million.
On May 16, 2005, we acquired substantially all of the assets of Tenant Financial Enterprises, Inc. This acquisition added five financial services stores in the Arizona market, adding to our existing market share in that area of the United States.
On March 9, 2006, we entered into an agreement to purchase substantially all of the assets of thirteen franchised stores in western Canada in a series of transactions. Eleven stores were acquired in March 2006 and two stores will be acquired contingent upon the successful attainment of required local loan licenses. The acquired stores were controlled by a franchisee of the Company’s Canadian subsidiary, and the Company also had a minority ownership interest in seven of these stores. The total aggregate purchase price for the eleven stores was approximately $14.7 million in cash. An additional $3.6 million is being held in escrow for the remaining two stores.
On April 3, 2006, we entered into an asset purchase agreement to acquire six stores from a franchisee of our wholly owned U.K. subsidiary. The aggregate purchase price for the acquisitions was approximately $1.7 million in cash.

We are actively seeking targeted acquisitions and anticipate adding acquired stores in all three of our geographical markets in the future.
Facilities and hours of operation. As part of our retail and customer-driven strategy, we present a clean and attractive environment and an appealing format for our stores. Size varies by location, but the stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the teller and back office areas.
Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of “normal” banking hours. A typical store operates from 9:00 A.M. to 9:00 P.M. during weekdays and on Saturdays, and from 10:00 A.M. to 5:00 P.M. on Sundays. In certain locations, we operate stores 24 hours, seven days per week.
Operational structure. Our senior management is located at our corporate headquarters in Berwyn, Pennsylvania and is responsible for our overall global strategic direction. This corporate staff includes personnel dedicated to compliance functions, including internal audit, risk management, and privacy, as well as executive management, business development, corporate finance, investor relations, global credit and legal functions. We also maintain corporate offices in Victoria, British Columbia and Nottingham, England. Management of our North American store operations is located in our Victoria office while the Nottingham office provides support for our U.K. store operations. This support includes executive store management and finance, and other centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing.
Additionally, in each country in which we operate, we have a store-management organization that is responsible for the day-to-day operations of our stores. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a market manager who supervises approximately five district managers. The market managers report to the head of operations in each of our corporate offices.
We have a centralized facility to support our domestic consumer lending business. This call-center facility, located in Salt Lake City, Utah, currently employs approximately 190 full-time staff. Operating from 8:00 A.M. to midnight, Eastern time (including weekends), our staff performs inbound and outbound customer service for current and prospective consumer loan customers as well as collection and loan-servicing functions for all past-due domestic consumer loans. Our management at this facility includes experienced call-center operations, customer service, information technology and collections personnel. We believe that this centralized facility has helped us to improve our loan servicing significantly and has led to reduced credit losses on loans originated by us in the United States and significantly enhances our ability to manage the compliance responsibilities related to our domestic consumer lending operations. We believe that our ongoing investment in, and company-wide focus on, our compliance practices provides us with a competitive advantage relative to most other companies in our industry.
Technology. We currently have an enterprise-wide transaction processing computer network. We believe that this system has improved customer service by reducing transaction time and has allowed us to manage returned-check losses and loan-collection efforts better and to comply with regulatory recordkeeping and reporting requirements.
We continue to enhance our point-of-sale transaction processing system, which is composed of a networked hardware and software package with integrated database and reporting capabilities. The point-of-sale system provides our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit-verification process. Also, we have deployed an enhanced centralized loan-management and collections system that provides improved customer service processing and management of loan transactions. The loan-management system and collections system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology, which has the effect of reducing both processing and loan-closing times. The point-of-sale system, together with the enhanced loan-management and collections systems, has improved our ability to offer new products and services and our customer service.
Security. The principal security risks to our operations are robbery and employee theft. We have extensive security systems, dedicated security personnel and management information systems to address both areas of potential loss. We believe that our systems are among the most effective in the industry. Net security losses represented less than 0.5% of total revenues for fiscal 2005, a decline from net security losses of 0.6% of total revenues for fiscal 2004. Net security losses represented less than 0.5% of total revenues for the nine months ended March 31, 2006.
To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, and the back office, safe and computer areas are locked and closed to customers. Each store’s security measures include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls, and ceilings and the tracking of all employee movement in and out of secured areas. Employees use cellular phones to ensure safety and security whenever they are outside the secure teller area. Additional security measures include identical alarm systems in all stores, remote control over alarm systems, arming/ disarming and changing user codes and mechanically and electronically controlled time-delay safes.
Since we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, unannounced audits and immediate responses to irregularities are critical in combating defalcations. We have an internal auditing program that includes periodic unannounced store audits and cash counts at randomly selected locations.
Advertising and Marketing
We frequently survey and research customer trends and purchasing patterns in order to place the most effective advertising for each market. Our marketing promotions typically include in-store merchandising materials, advertising support and instruction of store personnel in the use of the materials. Drawing on statistical data from our transaction database, we use sophisticated direct marketing strategies to communicate with existing customers and prospects with demographic characteristics similar to those of existing customers. National television advertising promotes our brand in Canada and our franchisees contribute to fund this advertising. We also arrange cooperative advertising for our products and services with strategic partners such as Western Union and VISA. We provide our store managers with local marketing training that sets standards for promotions and marketing programs for their stores. Local marketing includes attendance and sponsorship of community events. A national classified telephone directory company is used to place all Yellow Pages advertising as effectively and prominently as possible. We research directory selection to assure effective communication with our target customers.
Competition
Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom. The industry in which we operate in the United States is highly fragmented. An independent industry report estimated the number of check cashing outlets at 13,000 in March 2002, an increase from the approximately 2,200 national listings in 1986, according to a similar industry survey. We believe we operate one of only seven U.S. check cashing store networks that have more than 100 locations, the remaining competitors being local chains and single-unit operators. There are several public companies in the United States with a large network of stores offering single-payment consumer loans, as well as several large pawn shop chains offering the product in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product. In addition, our legal document preparation services retail store network is the largest network of its kind in the United States.
In Canada, we are the industry leader and we hold a dominant market share with exceptional brand awareness. In a recent public opinion study of three major metropolitan markets in English-speaking Canada, we found that we have achieved brand awareness of 85%. We estimate that the number of outlets offering check cashing and/or single-payment consumer loans to be 1,500. We believe there is only one other network of stores with over 300 locations and that there is only one other chain with over 50 locations. While we believe that we enjoy almost 25% market share by outlet in Canada, our research estimates our market share by volume of business to be significantly higher.
Based on information from the British Cheque Cashers Association, we believe that we have a U.K. market share of approximately 25%. In addition, we believe that our 464 company-operated and franchised stores account for up to 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom. In the consumer lending market, recent research indicates that the market for small, short-term single-payment loans is served by approximately 1,500 store locations, which include check cashers, pawn brokers and home-collected credit companies.
In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities, as well as with retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants principally provide this service to a limited number of customers with superior credit ratings and will typically only cash “first party” checks, or those written on the customer’s account and made payable to the store.
We also compete with companies that offer automated check cashing machines, and with franchised kiosk units that provide check-cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls. Our We The People locations compete with other providers of legal document preparation services in a highly fragmented market generally comprised of attorneys and law firms, single-store operators of paralegal businesses, as well as such businesses conducting business over the Internet.
We believe that convenience, hours of operations and other aspects of customer service are the principal factors influencing customers’ selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.
Regulation
We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock.
Regulation of check cashing. To date, regulation of check cashing fees has occurred on the state level. We are currently subject to fee regulation in seven states: Arizona, California, Hawaii, Louisiana, Maryland, Ohio, Pennsylvania and the District of Columbia, where regulations set maximum fees for cashing various types of checks. Our fees comply with applicable state regulations.

Some states, including California, Ohio, Pennsylvania, Utah, Washington and the District of Columbia, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, also have imposed recordkeeping requirements, while others require check cashing stores to file fee schedules with the state.
In Canada, the federal government does not directly regulate our industry, nor do provincial governments generally impose any regulations specific to the industry. The exceptions are the Provinces of Québec and Saskatchewan, where check cashing stores are not permitted to charge a fee to cash government checks.
In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund fraudulent or dishonest checks they clear. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2001 the Money Laundering Act of 1993 was enhanced, requiring check cashing, money transfer and bureau de change providers to be licensed. We currently comply with these more stringent rules and regulations.
Regulation of consumer lending. In the United States, historically the majority of our stores were in states where we engaged in consumer lending as a servicer for federally insured financial institutions. We provided these banks with marketing, servicing and collection services for their unsecured short-term single-payment loan products that were offered under our service mark Cash ’Til Payday®. We also offered company-funded short-term single-payment loan products in a limited number of states where we had stores, also under our Cash ’Til Payday® mark. On March 2, 2005, the FDIC issued a financial institution letter which, among other things, limits the period during which a borrower may have a short-term single-payment loan outstanding from any FDIC-insured bank to three months during a twelve-month period. On June 16, 2005, we announced that, as a result of the FDIC’s letter, we would transition away from bank-funded consumer loans to company-funded loans. These loans will continue to be marketed under our Cash ’Til Payday® mark.
As of March 31, 2006, all of our retail financial service locations, with the exception of those in Pennsylvania and Texas, have transitioned to the company-funded consumer loan model. We currently market and service bank-funded short-term single-payment loans at seventeen stores in Pennsylvania and six stores in Texas. In February 2006, we were advised by First Bank, which has been the lender in these consumer loans in Pennsylvania and Texas, that First Bank had received a letter from the FDIC communicating certain concerns about its consumer loan products. As a result, First Bank recently advised us that it intends to cease offering single-payment consumer loans on or about June 30, 2006. In Pennsylvania, the cessation of bank-funded single-payment loans would effectively eliminate this form of lending, since the Legislature did not pass enabling legislation this year. We do not expect this cessation to have a material impact on our operations. We are currently developing an alternative company-funded revolving credit product for Pennsylvania consumers. We are implementing a credit services organization model for single-payment loans at our six Texas stores under the terms of which, beginning in July 2006, we will guaranty, originate and service loans for a non-bank lender that comply with Texas law.
The lender in our CustomCashtm domestic installment loan program, First Bank, is working to address certain concerns raised by the FDIC with respect to this program. While we have been responsive to First Bank’s requests and inquiries, we are uncertain whether First Bank will ultimately continue this line of business.
We announced on June 16, 2005 that we were discontinuing marketing and servicing consumer loans fulfilled through document transmitter locations. We expect this discontinuance to result in a reduction of approximately $5.5 million of revenues for the twelve-month period ending June 30, 2006, with minimal impact on income before income taxes. We will continue to offer loans directly to borrowers through other channels of distribution.
In fiscal 2005, we ceased offering bank-funded loans in Arizona as a result of a state administrative law judge’s determination that our origination of loans made by First Bank did not conform with Arizona law. We agreed not to contest this determination and immediately transitioned to company-funded loans in Arizona.
In fiscal 2004, we ceased offering single-payment consumer loans in Georgia in response to a law passed by the state legislature prohibiting these loans. Our short-term consumer lending business in Georgia was immaterial and we had no company-operated stores in that state. We are not currently aware of similar legislation that would require us to exit markets where we generate significant revenues.
We do not plan to open any company-operated stores to engage in consumer lending in eleven other states where legislation is unfavorable or where the service is not likely to be profitable.
Our Canadian consumer lending activities are subject to provincial licensing in Saskatchewan, Nova Scotia and Newfoundland but are subject only to limited substantive regulation. A federal usury ceiling applies to loans we make to Canadian consumers. Such borrowers contract to repay us in cash; if they elect to repay by check, we also collect, in addition to the maximum permissible finance charge, our customary check-cashing fees. There is presently activity in the Canadian Parliament to transfer jurisdiction and the development of laws and regulation of our industry’s consumer loan products to the respective provinces.
In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974 and related rules and regulations. As required by the Act, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition policy and for consumer protection. The Act also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. To comply with these rules, we use model credit agreements provided by the British Cheque Cashers Association.
Our consumer lending activities are also subject to certain other state, federal and foreign regulations, including regulations governing lending practices and terms, such as the content, form and accuracy of our consumer disclosures, limitations on the cost of credit, fair debt collection practices and rules regarding advertising content.
Currency Reporting Regulation
United States. Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, or the purchase of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.
Also, money services businesses are required by the Money Laundering Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The USA PATRIOT Act includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the USA PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the USA PATRIOT Act. The U.S. Treasury Department’s Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as “specially designated nationals and blocked persons”) be frozen. We maintain procedures to assure compliance with these requirements.
Canada. The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The act requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests of $10,000 or more. The act also requires submitting suspicious transactions reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with these requirements.
United Kingdom. The Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom’s criminal money laundering offenses. The Money Laundering Regulations 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty’s Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that identity is taken for any person carrying out single or multiple foreign exchange transactions exceeding £10,000 or €15,000 and for the cashing of any third party check, in any amount. Any single foreign exchange transaction exceeding £5,000 and all transactions involving checks drawn on foreign banks are reported to the Serious Organized Crime Agency if deemed suspicious. Suspicious transaction reports, in addition to the foreign exchange requirements, are also submitted to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer’s known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements.
Regulation of legal document preparation services business. The regulation of our legal document preparation services business comes from two principal sources:

•	state laws which prohibit the unauthorized practice of law, or UPL, and state consumer protection laws which prohibit fraudulent, deceptive and unfair business practices generally; and

•	Section 110 of the U.S. Bankruptcy Code.
All states have laws which prohibit UPL. In addition, all states have consumer protection laws which prohibit fraudulent, deceptive and unfair business practices. In some states, the state bar association, in conjunction with a regulatory agency such as the state supreme court or the state attorney general, monitors and enforces compliance with the state’s prohibitions on UPL. In other states, the state attorney general’s consumer protection regulatory authority includes monitoring and enforcing compliance with the state’s prohibitions on UPL. Two states, Arizona and California, have enacted laws which specifically allow and regulate the preparation of legal documents by non-attorneys, including provisions which detail specific educational, certification and licensing requirements. There have been recent efforts by various trade and state bar associations and state legislatures and regulators, such as in Massachusetts, to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys. In Illinois, there are competing bills moving through the legislative process which would regulate the preparation of legal documents by non-attorneys.
At the federal level, the preparation of bankruptcy petitions by non-attorneys is regulated by Section 110 of the Bankruptcy Code. Section 110 places restrictions on, among other things, the manner in which a non-attorney may advise debtors and sets forth additional requirements regarding how services are provided, the reasonableness of a non-attorney’s fees and how court fees are collected and handled. The Bankruptcy Abuse Prevention and Consumer Protection Act of 2005 added certain disclosure requirements to Section 110, none of which is expected to have a material impact on our legal document preparation services business. This legislation requires prospective debtors to seek consumer credit counseling before filing for chapter 7 bankruptcy. It is too soon to tell what impact, if any, this requirement will have on the volume of bankruptcy petitions processed by our legal document preparation services business.
We believe that our legal document preparation services business model does not constitute the practice of law. From time to time, we receive inquiries from state bar associations and state regulatory authorities regarding our legal document preparation services business model and the activities of our franchisees. We address these inquiries as they are made on a case-by-case basis. In many instances, no further inquiries or actions are taken by the state bar association or regulatory authority. Nevertheless, our business model has been and continues to be challenged in various states and by various U.S. bankruptcy trustees.
Privacy regulation. We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We have systems in place intended to safeguard such information as required.
Other regulation. We operate a total of 134 financial service stores in California. This state has enacted a so-called “prompt remittance” statute. This statute specifies a maximum time for the payment of proceeds from the sale of money orders to the issuer of the money orders. In this way, the statute limits the number of days, known as the “float,” that we have use of the money from the sale of the money order.
In addition to fee regulations, licensing requirements and prompt remittance statutes, certain jurisdictions have also placed limitations on the commingling of money order proceeds and established minimum bonding or capital requirements.
Proprietary Rights
We hold the rights to a variety of service marks relating to products or services we provide in our stores. In addition, we maintain service marks relating to the various names under which our stores operate.
Insurance Coverage
We maintain insurance coverage against losses, including theft, to protect our earnings and properties. We also maintain insurance coverage against criminal acts with a deductible of $50,000 per occurrence.

Employees
On March 31, 2006, we employed 4,215 persons worldwide, consisting of 471 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments and 3,744 persons in our stores, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel.
None of our employees is represented by a labor union, and we believe that our relations with our employees are good.
Legal Proceedings
In addition to the legal proceedings discussed below, which we are defending vigorously, we are involved in routine litigation and administrative proceedings arising in the ordinary course of business. Although we believe that the resolution of these proceedings will not materially adversely impact our business, there can be no assurances in that regard.
Canadian legal proceedings. On August 19, 2003, a former customer in Ontario, Canada, Margaret Smith, commenced an action against us and our Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia) who, Smith claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal usury law and seeks restitution and damages, including punitive damages. Our Canadian subsidiary’s motions to stay the action on grounds of arbitrability and our motion that Canada lacked jurisdiction over it were both denied.
On October 21, 2003, another former customer, Kenneth D. Mortillaro, commenced a similar action in Ontario against our Canadian subsidiary, but this action has since been stayed on consent because it is a duplicate action.
On November 6, 2003, Gareth Young, a former customer, commenced a purported class action in the Court of Queen’s Bench of Alberta on behalf of a class of consumers who obtained short-term single-payment loans from our Canadian subsidiary in Alberta, alleging, among other things, that the charge to borrowers in connection with such loans is usurious. On December 9, 2005, our Canadian subsidiary settled this action, subject to court approval. On March 3, 2006, just prior to the date scheduled for final court approval of the settlement, the plaintiff’s lawyer advised that Young would not proceed with the settlement and indicated his intention to join the Smith action. We have commenced proceedings to enforce the settlement in accordance with Young’s agreement.
On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against our Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. Following initial denial, MacKinnon obtained an order permitting him to reapply for class certification, which was appealed. The Court of Appeal has granted MacKinnon the right to apply to the original judge to have her amend her order denying class certification.
On April 15, 2005, the solicitor acting for MacKinnon commenced a proposed class action against our Canadian subsidiary on behalf of another former customer, Louise Parsons. The certification motion in this action is scheduled to proceed in November 2006.
Similar purported class actions have been commenced against our Canadian subsidiary in Manitoba, New Brunswick, Nova Scotia and Newfoundland. We are named as a defendant in the actions commenced in Nova Scotia and Newfoundland, but we have not been served with the statements of claim in these actions. The claims in these additional actions are substantially similar to those of the Ontario actions referred to above.
California legal proceedings. We are the defendant in four lawsuits commenced by the same law firm. Each is pled as a class action, and each alleges violations of California’s wage-and-hour laws. The named plaintiffs are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that we misclassified California store (Woods) and area (Castillo) managers as “exempt” from a state law requiring the payment of overtime compensation, that we failed to provide non-management employees with meal and rest breaks required under state law (Chin) and that we computed bonuses payable to its store managers using an impermissible profit-sharing formula (Williams). The trial court in Chin denied plaintiff’s motion for class certification; plaintiff has appealed that ruling. On March 15, 2006, we agreed in principle to settle the Woods, Castillo and Williams actions, and we memorialized that understanding on April 21, 2006. We agreed to settle Woods for $4,000,000, Castillo for $1,100,000 and Williams for $700,000. The settlement is subject to court approval, which we anticipate in early 2007; although we expect such approval, there can be no assurance that such approval will be forthcoming. We accrued $5.8 million during the quarter ended March 31, 2006 related to the Woods, Castillo and Williams cases. At March 31, 2006, this amount is included in accrued expenses and other liabilities.
At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from the Chin case.
We The People legal proceedings. Our business model for our legal document preparation services business is being challenged in the courts, as described below, which could result in our discontinuation of these services in any one or more jurisdictions.
The company from which we bought the assets of our We The People® business, We The People Forms and the Former WTP and/or certain of our franchisees, are defendants in various lawsuits. These actions, which are pending in North Carolina, Illinois, Florida, Ohio and Georgia state courts, allege violations of the unauthorized-practice-of-law statutes and various consumer protection statutes of those states. There are presently fourteen stores operated by franchisees in these five states. These cases seek damages and/or injunctive relief, which could prevent us and/or our franchisees from preparing legal documents in accordance with our present business model. The Illinois case has been pending since March 2001. The Georgia case was commenced against the Company’s local franchisee in May 2005. The North Carolina case has been pending since the summer of 2003. The Florida and Ohio cases have been pending since February 2006.
On February 9, 2006, the Tennessee Department of Consumer Affairs settled a lawsuit it had filed against us and our two Tennessee franchisees that had alleged violations of the Tennessee unauthorized-practice-of-law statute and the Tennessee Consumer Protection Act. The settlement allows us to continue our operations in Tennessee, with certain adjustments to our services and advertisements. As part of the settlement, without admitting liability, we have made a payment of $160,000 that will be distributed as refunds to eligible consumers.
The Former WTP and/or certain of our franchisees were defendants in adversary proceedings commenced by various U.S. Bankruptcy trustees in bankruptcy courts in the District of Colorado, Eastern District of New York, District of Maryland, District of Connecticut, Northern District of Illinois, Middle District of Tennessee, Eastern District of Tennessee, Eastern District of Oklahoma, Middle District of North Carolina, District of Idaho, District of Oregon, Eastern District of Michigan

and District of Delaware. The actions in Connecticut, Colorado, Illinois, New York, Connecticut, Maryland, Delaware, Michigan and Oklahoma have recently been settled. The cases in Tennessee, Idaho and North Carolina have been adjudicated by the courts, and limits have been placed on our service offerings and pricing in those jurisdictions. A similar case was filed recently in the Central District of Texas. In each of these adversary proceedings, it was alleged that the defendants had violated Section 110 of the Bankruptcy Code, which governs the preparation of bankruptcy petitions by non-attorneys, and engaged in fraudulent, unfair and deceptive conduct.
In March 2003, the Former WTP, on behalf of its local franchisee, filed an appeal from a decision of the United States District Court for the District of Idaho which had reduced the fee that the Former WTP franchisee could charge for its bankruptcy petition preparation services and ruled that the Former WTP’s business model for the preparation of bankruptcy petitions was deceptive or unfair, resulted in the charging of excessive fees, and constituted the unauthorized practice of law. On June 17, 2005, the United States Court of Appeals for the Ninth Circuit affirmed this decision, without reaching the issues related to unauthorized practice of law.
In November 2005, we, the Former WTP and certain of our franchisees entered into a settlement of multiple adversary proceedings that had been brought by the U.S. bankruptcy trustee for the region that includes New York, Connecticut and Vermont. Under the terms of the settlement, we have agreed to desist from the unauthorized practice of law, and we have agreed to comply with certain consumer protections, including required disclosures and advertising limitations.
In December 2004, the Former WTP entered into a stipulated judgment based on an alleged violation of the Federal Trade Commission’s Franchise Rule. Under the terms of the judgment, the Former WTP paid a $286,000 fine and is permanently enjoined from violating the Federal Trade Commission Act and the Franchise Rule and is required to comply with certain compliance training, monitoring and reporting and recordkeeping obligations. We have requested the Federal Trade Commission to confirm that it agrees with our interpretation that these obligations are applicable only to our legal document preparation services business.
On August 11, 2005, Sally S. Attia and two other attorneys, purporting to sue on behalf of a nationwide class of all U.S. bankruptcy attorneys, commenced an antitrust action against us in the U.S. District Court for the Southern District of New York. They allege that we and the Former WTP have unlawfully restrained competition in the market for bankruptcy services through our advertising and other practices, and they seek class-action status, damages in an indeterminate amount (including punitive and treble damages under the Sherman and Clayton Acts) and other relief. On August 12, 2005, the court denied plaintiffs’ request for expedited or ex parte injunctive relief. Our motion to dismiss this action was submitted on October 7, 2005, and we are presently awaiting a decision.
On October 21, 2005, we filed an action against IDLD, Inc., Ira Distenfield and Linda Distenfield in the Court of Common Pleas of Chester County, Pennsylvania, alleging that the sellers of the We The People business deliberately concealed certain franchise sales from us. We also assert breaches of representations and warranties made by the sellers with respect to undisclosed liabilities and other matters arising out of the acquisition. On March 13, 2006, the sellers and We The People Hollywood Florida, Inc. filed suit against us in the U.S. District Court for the Central District of California. Their complaint alleges that the we deprived plaintiffs of the benefits of the purchase agreement, improperly terminated the employment contracts that Ira and Linda Distenfield had with us, and other claims. On April 7, 2006, the parties agreed to stay both the Pennsylvania and California litigations and to have all disputes resolved by arbitration. The parties are now selecting arbitrators. The arbitration proceedings are expected to begin after June 15, 2006.

At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of any of the aforementioned unsettled matters.
In addition to the matters described above, we continue to respond to inquiries we receive from state bar associations and state regulatory authorities from time to time as a routine part of its business regarding its legal document preparation services business and its franchisees.
While we believe there is no legal basis for liability in any of the aforementioned cases, due to the uncertainty surrounding the litigation process, we are unable to reasonably estimate a range of loss, if any, at this time.

MANAGEMENT
Directors and Officers
The following table provides information concerning our current executive officers and directors:

Name	Age	Position(s)

Jeffrey A. Weiss(1)	63	Chairman of the Board and Chief Executive Officer
Donald Gayhardt(1)	42	President, Secretary and Director
Randy Underwood	56	Executive Vice President and Chief Financial Officer
Sydney Franchuk	53	Senior Vice President — North American Operations
Paul Mildenstein	43	Senior Vice President — United Kingdom Operations
Roy Hibberd	53	Senior Vice President, General Counsel
Peter Sokolowski	45	Vice President, Chief Credit Officer
Melissa Soper	39	Vice President and General Manager — We The People Division
William Athas	44	Vice President, Finance and Corporate Controller
David Golub(2)(3)(4)	44	Director
David Jessick (2)(3)(4)(5)	52	Director
Luke Johnson (2)(3)(4)(5)	44	Director
Jonathan Seiffer(6)	34	Director
Jonathan Sokoloff(6)	48	Director
Michael Solomon(6)	31	Director

(1)	Denotes Class A Director with term to expire in 2008.
(2)	Denotes Class B Director with term to expire in 2006.

(3	Current member of the Audit Committee.

(4)	Current member of the Corporate Governance and Nominating Committee.
(5)	Current member of the Compensation Committee.
(6)	Denotes Class C Director with term to expire in 2007.
Jeffrey A. Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc. acquired us in May 1990. Until June 1992, Mr. Weiss was also a Managing Director at Bear Stearns with primary responsibility for the firm’s investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies.
Donald Gayhardt has served as our President and Secretary since December 1998. Mr. Gayhardt also served as our Chief Financial Officer from April 2001 to June 2004. He served as our Executive Vice President and Chief Financial Officer from 1993 to 1997. In addition, he joined the Board as a director in 1990. Prior to joining us, Mr. Gayhardt was employed by Bear Stearns from 1988 to 1993, most recently as an Associate Director in the Principal Activities Group, where he had oversight responsibility for the financial and accounting functions at a number of manufacturing, distribution and retailing firms, including our company. Prior to joining Bear Stearns, Mr. Gayhardt held positions in the mergers and acquisitions advisory and accounting fields.
Randy Underwood has served as our Executive Vice President and Chief Financial Officer since June 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc. Prior to his tenure at The Coleman Company, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2000 and with Thorn Americas, Inc., the parent company of Rent-A-Center, Inc., including Senior Vice President and Chief Financial Officer and President, Thorn Financial

Services, Inc. from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell and Co.
Sydney Franchuk, our Senior Vice President — North American Operations, has served as President of our Canadian operations since November 1997. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Co. and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company and Ernst & Young LLP Chartered Accountants and is a Certified Management Accountant.
Paul Mildenstein, our Senior Vice President — United Kingdom Operations, has served in this capacity since June 2005. Previously Mr. Mildenstein served for two years as Managing Director of Musgrave (UK) Ltd. where he developed the strategy to franchise the corporate store business. Prior to his tenure at Musgrave (UK) Ltd., Mr. Mildenstein held the position of Group Operations Director at T&S Stores Plc., and previously was in managerial positions with the international division of Pizza Hut, Inc.
Roy W. Hibberd has served as our Senior Vice President, General Counsel since July 2005. Prior to joining us, Mr. Hibberd served as a Managing Director of Smooth Engine, Inc., a consulting company providing services to growth-oriented companies and private equity firms from 2004 to July 2005 and as a Managing Director of Millennium Services Corp., a franchise and business consulting firm, from 2002 to July 2005. From 2000 to 2002, he served as the General Counsel and Managing Director (US) for the United States operations of Virtual Internet, plc, a London based public company providing internet services and from 1996 to 1999 as the Vice President and General Manager, The Americas for the American Express Company.
Peter Sokolowski has served as our Vice President, Chief Credit Officer since October 2002 and has overall responsibility for global acquisitions and global oversight of underwriting, analysis and performance monitoring for our credit products. He also served as our Vice President-Finance from 1991 to 2002. Prior to joining us, Mr. Sokolowski worked in various financial positions in the commercial banking industry.
Melissa Soper has served as our Vice President and General Manager — We The People Division since July, 2005 and has previously served from October 1996 through July 2005 as Vice President, Corporate Human Resources with overall responsibility for development of our global human resources department and for compliance with state and federal labor laws. Prior to joining us, Ms. Soper served as a Director of Human Resources for a national hotel chain.
William Athas has served as our Vice President, Finance, Corporate Controller and Compliance Officer. Mr. Athas became our Vice President, Finance in December 2003, and our Compliance Officer and Corporate Controller in February 2005. Previously, Mr. Athas served as our Director of Finance from January 2000 to December 2003. Prior to joining us, he was the divisional controller of Timet, a titanium metals company, from December 1998 to January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from August 1987 to December 1998, where he became the assistant corporate controller in 1997. He attained his CPA certification in 1989.
David Golub has served as a director and as a member of the Audit Committee of the Board since January 2005 and as the Chairman of the Corporate Governance and Nominating Committee of the Board since April 2005. Since March 2005, he has served as Chief Executive of Bayshore Income Funds LLC, an investment advisor, and since April 2004, he has served as Vice Chairman of Golub Capital, a provider of debt and equity to middle market companies. From 1995 through 2003,

Mr. Golub was Managing Director of Centre Partners Management LLC. Mr. Golub is a director of several private companies.
David Jessick has served as a director and the Chairman of the Audit Committee of the Board since January 2005 and as a member of the Compensation Committee and Corporate Governance and Nominating Committee of the Board since April 2005. He served as a consultant to the Chief Executive and senior financial staff at Rite Aid Corporation from July 2002 to February 2005. Mr. Jessick served as Rite Aid’s Senior Executive Vice President and Chief Administrative Officer from December 1999 to June 2002. Prior to that, from February 1997 to June 1999, Mr. Jessick was the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. From 1979 to 1996, he was Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co. He is currently a director of WKI Holding Company, Inc. (chairman of the audit and the compensation committees), Source Interlink, Inc. (audit committee member), Pathmark Stores, Inc. and Pinnacle Foods Group, Inc.
Luke Johnson has served as a director and as a member of the Audit Committee of the Board since February 2005, as Chairman of the Compensation Committee of the Board since April 2005 and as a member of the Corporate Governance and Nominating Committee of the Board since April 2005. He is Chairman of Channel 4, one of the principal U.K. television networks. He is also Chairman and principal owner of Signature Restaurants Limited. Previously he was Chairman of PizzaExpress PLC and worked as an investment analyst for Kleinworts. He is a director of a number of private companies in dentistry, fitness clubs, marketing services, recruitment and publishing. He is a British citizen and lives in London.
Jonathan Seiffer has served as a director of the Company since October 2001. He has been a partner of Leonard Green & Partners, L.P. since January 1999 and joined Leonard Green & Partners, L.P. as an associate in October 1994. Prior to his arrival at Leonard Green & Partners, Mr. Seiffer was a member of the corporate finance department of Donaldson, Lufkin & Jenrette Securities Corporation. He is also a director of several private companies.
Jonathan Sokoloff has served as a director of the Company since December 1998. Mr. Sokoloff has been an executive officer of Leonard Green & Partners, L.P. since its formation in 1994. Since 1990, Mr. Sokoloff has been a partner in a private equity firm affiliated with Leonard Green & Partners, L.P. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of Rite Aid Corporation and several private companies.
Michael Solomon has served as a director of the Company since October 2002. He has been a vice president of Leonard Green & Partners, L.P. since April 2002 and joined Leonard Green & Partners, L.P. as an associate in May 2000. From June 1996 to May 2000, Mr. Solomon was an associate with the Financial Sponsors Group of Deutsche Banc Alex Brown.
Committees of the Board
The Board has standing Audit, Corporate Governance and Nominating and Compensation Committees which are described below.
Audit Committee. The Audit Committee assists the Board in overseeing: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independence and qualifications of the Company’s independent registered public accounting firm; and (iv) the performance of the Company’s internal audit function and independent registered public accounting firm.

The Audit Committee currently consists of Messrs. Jessick (Chairman), Golub and Johnson, each of whom is independent within the meaning of the Securities and Exchange Commission, or the SEC, regulations and the listing requirements of Rule 4200(a)(15) of the Nasdaq Stock Market, or Nasdaq. Each member of the Audit Committee is financially literate, knowledgeable and qualified to review financial statements. Mr. Jessick is qualified as an “audit committee financial expert” within the meaning of SEC regulations. The Board reached its conclusion as to the qualifications of Mr. Jessick based on his education and experience in analyzing financial statements of a variety of companies, most notably as the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. February 1997 to June 1999 and as Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. from 1979 to 1996. He is currently a director of WKI Holding Company, Inc. (chairman of the audit and the compensation committees), Source Interlink, Inc. (audit committee member), Pathmark Stores, Inc. and Pinnacle Foods Group, Inc. Consistent with Nasdaq listing requirements, the Board determined that his concurrent service on these committees does not impair his ability to effectively serve on the Company’s Audit Committee.
Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for: (i) identifying individuals qualified to become Board members and recommending to the Board the nominees for election to the Board; (ii) leading the Board in its annual review of the Board’s performance, and making recommendations to the Board regarding Board organization, membership, function and effectiveness, as well as committee structure, membership, function and effectiveness; (iii) recommending to the Board nominees for each committee of the Board; (iv) reviewing the Company’s efforts to promote diversity among Directors, officers, employees and contractors; and (v) arranging for an orientation for all Directors.
The Corporate Governance and Nominating Committee currently consists of Messrs. Golub (Chairman), Jessick and Johnson. All of the members of the Corporate Governance and Nominating Committee are independent within the meaning of Nasdaq listing requirements and the Charter of the Corporate Governance and Nominating Committee.
Compensation Committee. The Compensation Committee is authorized to determine compensation for the Company’s senior executives. The Compensation Committee currently consists of Messrs. Johnson (Chairman) and Jessick. All of the members of the Compensation Committee are independent within the meaning of Nasdaq listing requirements.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth the number of shares of our common stock owned beneficially on March 31, 2006 after giving effect to this offering, by:

•	each person that is the beneficial owner of more than 5% of our parent company’s common stock;

•	all directors;

•	the named executive officers;

•	all directors and executive officers as a group; and

•	each selling stockholder.
The amounts and percentages of common stock beneficially owned are reported on the basis of the SEC regulations governing the determination of beneficial ownership of securities. Under the SEC rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Unless otherwise indicated below, each beneficial owner named in the table below has sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
The number of shares of common stock outstanding used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of March 31, 2006 but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on an assumed 18,136,202 shares of common stock outstanding as of March 31, 2006 and 23,226,966 shares of common stock outstanding after completion of this offering. Unless otherwise indicated, the address of each beneficial owner is c/o Dollar Financial Corp., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312-1288.

	Shares Beneficially				Shares Beneficially
	Owned Prior to Offering			Shares	Owned After Offering
				Being
Name of Beneficial Owner	Number		Percent	Offered**	Number	Percent

Named Executive Officers and Directors:
Jeffrey Weiss	1,482,145	(1)	7.99%	149,844	1,332,301	5.63%
Donald Gayhardt	912,763	(2)	4.80	90,764	821,999	3.42
Sydney Franchuk	89,059	(3)	*	9,392	79,667	*
Cameron Hetherington	61,200	(4)	*	—	61,200	*
Randy Underwood	52,500	(5)	*	—	52,500	*
Peter Sokolowski	30,192	(6)	*	—	30,192	*
Melissa Soper	23,684	(7)	*	—	23,684	*
William Athas	16,600	(8)	*	—	16,600	*
Roy Hibberd	—		—	—	—	—
Paul Mildenstein	8,000	(9)	*	—	8,000	*
David Golub	25,000	(10)	*	—	25,000	*
David Jessick	15,000	(11)	*	—	15,000	*
Luke Johnson	15,000	(12)	*	—	15,000	*
Jonathan Seiffer(13)	7,223,290	(14)	39.83	500,000	6,723,290	28.95
Jonathan Sokoloff(13)	7,223,290	(14)	39.83	500,000	6,723,290	28.95
Michael Solomon(13)	—		—	—	—	—
All directors and officers as a group (16 persons)	9,954,433	(15)	54.47%	750,000	9,204,433	39.41%
5% Stockholders:
Green Equity Investors II, L.P.(13)	7,223,290		39.83%	500,000	6,723,290	28.95%
Jonathan Seiffer(13)	7,223,290	(14)	39.83	500,000	6,723,290	28.95
Jonathan Sokoloff(13)	7,223,290	(14)	39.83	500,000	6,723,290	28.95

*	Less than 1%

**	Assumes the underwriters exercise their overallotment option.

(1)	Includes options to purchase 420,566 shares of common stock which are currently exercisable.
(2)	Includes options to purchase 867,465 shares of common stock which are currently exercisable. Assumes 90,764 options exercised as a selling shareholder.
(3)	Includes options to purchase 70,500 shares of common stock which are currently exercisable.
(4)	Includes options to purchase 60,500 shares of common stock which are currently exercisable. Cameron Hetherington served as the Senior Vice President — International Operations until his resignation on March 31, 2006.
(5)	Includes options to purchase 50,000 shares of common stock which are currently exercisable.
(6)	Includes options to purchase 5,000 shares of common stock which are currently exercisable.
(7)	Includes options to purchase 10,275 shares of common stock which are currently exercisable.
(8)	Includes options to purchase 16,100 shares of common stock which are currently exercisable.
(9)	Includes options to purchase 8,000 shares of common stock which will become exercisable within 60 days of this offering.

(10)	Includes options to purchase 15,000 shares of common stock which are currently exercisable.
(11)	Includes options to purchase 15,000 shares of common stock which are currently exercisable.
(12)	Includes options to purchase 15,000 shares of common stock which are currently exercisable.
(13)	The address of Green Equity Investors II, L.P., Jonathan Seiffer, Jonathan Sokoloff and Michael Solomon is 11111 Santa Monica Boulevard, Los Angeles, California 90025.
(14)	Green Equity Partners II, L.P. is a Delaware limited partnership managed by Leonard Green & Partners, L.P. Each of Messrs. Seiffer and Sokoloff, either directly or indirectly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. As such, Messrs. Seiffer and Sokoloff may be deemed to have shared voting and investment power with respect to shares held by Green Equity Investors II, L.P. These individuals disclaim beneficial ownership of the securities held by Green Equity Investors II, L.P.
(15)	Includes options to purchase 1,553,406 shares of common stock which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK
General
We have authorized capital stock consisting of 55,500,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.
Common Stock
As of April 30, 2006, there were 18,182,111 shares of common stock outstanding, which were held of record by 113 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.
Preferred Stock
The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control of us without further action by the stockholders.
Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions
Provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	the acquisition of us by means of a tender offer;

•	the acquisition of us by means of a proxy contest or otherwise; or

•	the removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

•	Classified Board of Directors. Under our amended and restated certificate of incorporation and our amended and restated bylaws, our board of directors is divided into three classes of directors serving staggered three-year terms, with one-third of the board of directors being elected each year.

•	Stockholder meetings. Under our amended and restated certificate of incorporation and our amended and restated bylaws, only the board of directors, the chairman of the board of directors, the chief executive officer and the president may call special meetings of stockholders.

•	Requirements for advance notification of stockholder proposals and director nominations. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

•	No action by written consent. Under our amended and restated certificate of incorporation, stockholders may only take action at an annual or special meeting of stockholders and may not act by written consent.

•	Delaware anti-takeover law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

•	No cumulative voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Board of Directors Composition
We are a party to employment agreements with Jeffrey Weiss and Donald Gayhardt that require us to use our commercially reasonable efforts to ensure that they continue to be members of our board of directors as long as they serve us as specified officers.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certification of incorporation and our amended and restated bylaws limit the liability and provide for indemnification of directors and officers to the fullest extent permitted by Delaware law.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, New York 1005, and its telephone number at this location is (212) 936-5100.
Listing
Our common stock is listed on The Nasdaq National Market under the symbol “DLLR.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that purchases shares pursuant to this offer. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
This discussion does not consider:

•	U.S. federal gift tax consequences, U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, hybrid entities, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.
The following discussion is based on provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a “capital asset” within the meaning of section 1221 of the Code (generally, property held for investment).
This summary is not intended to be construed as legal advice. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends
We do not plan to pay any dividends on our common stock for the foreseeable future. However, subject to the discussion below regarding effectively connected income, in the event that we pay dividends on our common stock, we generally will withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of dividends paid to a non-U.S. holder.
However, dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, or ECI, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the regular U.S. income tax on ECI, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.
In order to claim the benefit of an income tax treaty or claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, prior to the payment of dividends. These forms must be periodically updated. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and their ability to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, and related certification requirements.
A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service, or the IRS, in a timely manner.
Gain on Disposition of Common Stock
A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition, which may be offset by U.S.-source capital losses; or

•	we are or have been a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock; in this case, the non-U.S. holder may be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. If we are, or were to become, a USRPHC, gain realized upon disposition of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock generally would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Federal Estate Tax
Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death, unless an applicable estate tax or other treaty provides otherwise, will be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding Tax
We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.
Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding (currently at a rate of 28%) on some payments on our common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations (or if the payor have actual knowledge or reason to know that such holder is a United States person as defined under the Code) generally will be reduced by backup withholding at the applicable rate.
The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of any broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or otherwise establishes an exemption. The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or that has certain enumerated connections with the United States will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the IRS in a timely manner.

UNDERWRITING
Piper Jaffray & Co. and Jefferies & Company, Inc. are acting as the joint bookrunning managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to the underwriters, the number of shares set forth opposite the underwriter’s name.

Number
Underwriters	of Shares

Piper Jaffray & Co.	2,500,000
Jefferies & Company, Inc.	2,500,000

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $0.30 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the offering price, the representatives may change the public offering price and the other selling terms, including the concession and the reallowance. The underwriters may also purchase the shares as principal and sell them from time to time in the market as conditions warrant.
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to the underwriter’s initial purchase commitment.
We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (other than a registration statement filed in connection with a business combination transaction or a registration statement on Form S-8 to register shares of common stock that are issuable pursuant to equity incentive plans as in existence prior to this offering and shares of our common stock that are issuable upon the exercise of options issued prior to our equity incentive plans) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Piper Jaffray for a period of 90 days after the date of this prospectus. Piper Jaffray, in its sole discretion, may waive this lock-up agreement at any time without notice.
We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus they will not, without the prior written consent of Piper Jaffray, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock; provided that executive officers and directors may sell shares of common stock in accordance with the terms and conditions of previously executed Rule 10b5-1 selling plans. Piper Jaffray, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.
Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiration of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).
The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by		Paid by
	Dollar Financial Corp.		Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$0.50	$0.50	N/A	$0.50

Total	$2,500,000	$2,500,000	N/A	$375,000

In connection with the offering, Piper Jaffray, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make

“naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Piper Jaffray repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Stock Market’s National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of the net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
We estimate that our total expenses, including discounts and commissions, of this offering, assuming no exercise of the underwriters’ over-allotment option, will be $4.0 million.
The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
A managing director of Jefferies & Company, Inc. is the brother of Jonathan Sokoloff, one of our directors.

LEGAL MATTERS
The validity of the common stock offered hereby is being passed upon for us and the selling stockholders by Pepper Hamilton LLP, Philadelphia, Pennsylvania and for the underwriters by Latham & Watkins LLP, Los Angeles, California.
EXPERTS
The consolidated financial statements of Dollar Financial Corp. at June 30, 2005 and 2004, and for each of the three years in the period ended June 30, 2005, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet website located at http://www.sec.gov.
For further information with respect to our company and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities or Internet website referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.
You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.
This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
This prospectus “incorporates by reference” information that we have filed with the SEC under the Exchange Act, which means we are disclosing important information to you by referring you to those documents. We incorporate by reference the following documents we filed with the SEC with the exception of those items deemed to be only furnished with the SEC:
(i) Our Annual Report on Form 10-K for the fiscal year ended June 30, 2005;
(ii) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005;
(iii) Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005;
(iv) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;
(v) Our current reports on Form 8-K filed with the SEC on June 17, 2005 (as amended by Form 8-K/A filed on July 26, 2005); July 7, 2005, July 14, 2005, August 25, 2005, September 19, 2005 (as amended by Form 8-K/A filed on September 19, 2005), October 31, 2005, November 10, 2005, November 21, 2005, February 1, 2006, March 6, 2006, April 12, 2006, April 25, 2006 and May 18, 2006.
(vi) Our Proxy Statement on Schedule 14A, filed on October 18, 2005; and
(vii) The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 26, 2004 (File No. 000-50866).
All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the common stock hereunder shall be deemed to be incorporated by reference into this prospectus and those documents shall be deemed to be a part of this prospectus from the date of filing of those documents. All filings filed by us under the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of that registration statement shall also be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the request of any such person, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests, whether written or oral, for such copies should be directed to Dollar Financial Corp., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312-1288, attention: Legal Department, Phone: (610) 296-3400.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
Dollar Financial Corp.
We have audited the accompanying consolidated balance sheets of Dollar Financial Corp. as of June 30, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar Financial Corp. at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
September 12, 2005

DOLLAR FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands except share amounts)

	June 30,

	2004	2005

ASSETS
Cash and cash equivalents	$69,270	$92,504
Loans receivable
Loans receivable	31,451	40,226
Less: Allowance for loan losses	(2,315)	(2,747)

Loans receivable, net	29,136	37,479
Other consumer lending receivables	8,855	9,163
Other receivables	4,056	4,399
Income taxes receivable	6,125	1,053
Prepaid expenses	4,380	6,858
Deferred income taxes, net of valuation allowance of $24,474 and $37,460	—	71
Notes and interest receivable — officers	4,785	—
Property and equipment, net of accumulated depreciation of $49,540 and $62,555	27,965	35,611
Goodwill and other intangibles, net of accumulated amortization of $22,449 and $23,079	149,118	186,190
Debt issuance costs, net of accumulated amortization of $987 and $2,633	11,428	10,558
Other	4,219	3,970

	$319,337	$387,856

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$15,842	$19,256
Foreign income tax payable	5,979	4,648
Accrued expenses and other liabilities	18,173	26,909
Accrued interest payable	5,227	3,291
Deferred tax liability	—	2,352
Long term debt:
9.75% Senior Notes due 2011	241,176	271,764
16.0% Senior Notes due 2012	42,070	—
13.95% Senior Notes due 2012	41,652	—
Other long term debt	105	—
Shareholders’ (deficit) equity:
Common stock, $.001 par value: 55,500,000 shares authorized; 10,965,779 shares and 18,080,652 shares issued and outstanding at June 30, 2004 and June 30, 2005, respectively	11	18
Additional paid-in capital	61,470	160,997
Accumulated deficit	(120,916)	(121,885)
Accumulated other comprehensive income	13,813	20,506
Treasury stock at cost; 59,222 shares at June 30, 2004	(956)	—
Management equity loan	(4,309)	—

Total shareholders’ (deficit) equity	(50,887)	59,636

	$319,337	$387,856

See accompanying notes.

DOLLAR FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Year Ended June 30,

	2003	2004	2005

Revenues:
Check Cashing	$108,435	$117,397	$128,748
Consumer lending:
Fees from consumer lending	107,580	122,461	153,304
Provision for loan losses and adjustment to servicing Income	(24,995)	(24,489)	(29,725)

Consumer lending, net	82,585	97,972	123,579
Money transfer fees	11,652	13,032	14,771
Franchise fees and royalties	2,487	3,255	7,149
Other	14,229	14,451	17,319

Total revenues	219,388	246,107	291,566
Store and regional expenses:
Salaries and benefits	73,698	80,438	91,982
Occupancy	18,896	19,857	22,899
Depreciation	5,908	6,588	7,226
Returned checks, net and cash shortages	8,595	9,214	10,571
Telephone and communications	5,658	5,826	5,998
Advertising	6,084	6,990	8,461
Bank charges	3,140	3,744	3,961
Armored carrier expenses	2,873	3,051	3,660
Other	22,679	25,348	29,720

Total store and regional expenses	147,531	161,056	184,478

Store and regional margin	71,857	85,051	107,088

Corporate and other expenses:
Corporate expenses	26,039	27,156	38,276
Management fee	1,049	1,003	637
Other depreciation and amortization	3,271	3,244	3,776
Interest expense, net of interest income of $431, $436, and $265	34,620	40,123	33,878
Loss on extinguishment of debt	—	10,355	8,097
Litigation settlement costs	2,750	—	—
Termination of management services agreement	—	—	2,500
Other	3,987	361	295

Income before income taxes	141	2,809	19,629
Income tax provision	8,735	30,842	19,986

Net loss	$(8,594)	$(28,033)	$(357)

Net loss per share:
Basic	$(0.78)	$(2.56)	$(0.03)
Diluted	$(0.78)	$(2.56)	$(0.03)
Weighted average shares outstanding
Basic	10,965,778	10,965,778	13,945,883
Diluted	10,965,778	10,965,778	13,945,883
See accompanying notes.

DOLLAR FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
(in thousands, except share data)

	Common Stock				Accumulated			Total
	Outstanding		Additional		Other		Management	Shareholders’
			Paid-In	Accumulated	Comprehensive	Treasury	Equity	(Deficit)
	Shares	Amount	Capital	Deficit	(Loss) Income	Stock	Loan	Equity

Balance, June 30, 2002	10,965,779	$11	$61,470	$(84,289)	$(4,345)	$(956)	$(4,309)	$(32,418)

Comprehensive income:
Foreign currency translation					12,042			12,042
Net loss				(8,594)				(8,594)

Total comprehensive income								3,448

Balance, June 30, 2003	10,965,779	11	61,470	(92,883)	7,697	(956)	(4,309)	(28,970)

Comprehensive income:
Foreign currency translation					6,116			6,116
Net loss				(28,033)				(28,033)

Total comprehensive loss								(21,917)

Balance, June 30, 2004	10,965,779	11	61,470	(120,916)	13,813	(956)	(4,309)	(50,887)

Comprehensive income:
Foreign currency translation					6,729			6,729
Cash flow hedges					(36)			(36)
Net loss				(357)				(357)

Total comprehensive income:								6,336
Initial public stock offering	7,378,125	7	106,932					106,939
Repayment of notes receivable from officer	(416,287)					(6,661)	4,309	(2,352)
Accrued interest on notes receivable from officers			(2,464)					(2,464)
We The People acquisition	141,935		2,000			—		2,000
Retirement of treasury stock			(7,005)	(612)		7,617		—
Share options exercised	11,100		64					64

Balance, June 30, 2005	18,080,652	$18	$160,997	$(121,885)	$20,506	$—	$—	$59,636

See accompanying notes.

DOLLAR FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,

	2003	2004	2005

Cash flows from operating activities:
Net loss	$(8,594)	$(28,033)	$(357)
Adjustments to reconcile net loss to net cash provided by operating activities:
Accretion of interest expense from 13.0% Senior Discount Notes	14,373	5,827	—
Depreciation and amortization	11,309	11,713	12,523
Loss on extinguishment of debt	—	10,355	5,114
Losses on store closings and sales	3,987	187	66
Foreign currency (gain) loss on revaluation of subordinated notes payable	(398)	(838)	180
Deferred tax (benefit) provision	(4,310)	15,610	2,352
Change in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(9,785)	(9,244)	(7,217)
Decrease (increase) in income taxes receivable	317	(3,186)	5,072
Decrease (increase) in prepaid expenses and other	1,375	(760)	(4,030)
(Decrease) increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	(5,409)	17,964	8,542

Net cash provided by operating activities	2,865	19,595	22,245
Cash flows from investing activities:
Acquisitions, net of cash acquired	(3,251)	(550)	(29,950)
Gross proceeds from sale of fixed assets	—	81	—
Additions to property and equipment	(7,428)	(8,150)	(14,857)

Net cash used in investing activities	(10,679)	(8,619)	(44,807)
Cash flows from financing activities:
Proceeds from initial public offering of common stock, net	—	—	109,786
Proceeds from the exercise of stock options	—	—	64
Redemption of 16.0% Senior Notes due 2012	—	(10,283)	(50,416)
Redemption of 13.95% Senior Subordinated Notes due 2012	—	(9,060)	(44,661)
Redemption of 10.875% Senior Subordinated Notes due 2006	—	(20,734)	—
Redemption of 13.0% Senior Discount Notes due 2006	—	(22,962)	—
Redemption of collateralized borrowings	—	(8,277)	—
Other debt payments	(3)	(72)	(106)
Other collateralized borrowings	8,000	—	—
Issuance of 9.75% Senior Notes due 2011	—	241,176	30,750
Redemption of 10.875% Senior Notes due 2006	—	(111,170)	—
Net decrease in revolving credit facilities	(17,237)	(61,699)	—
Payment of costs for initial public offering of common stock	—	(1,392)	(1,462)
Payment of debt issuance costs	(690)	(11,218)	(730)

Net cash (used in) provided by financing activities	(9,930)	(15,691)	43,225
Effect of exchange rate changes on cash and cash equivalents	2,916	2,176	2,571

Net (decrease) increase in cash and cash equivalents	(14,828)	(2,539)	23,234
Cash and cash equivalents at beginning of period	86,637	71,809	69,270

Cash and cash equivalents at end of period	$71,809	$69,270	$92,504

Supplemental disclosures of cash flow information:
Interest paid	$18,432	$21,485	$24,489
Income taxes paid	$14,548	$13,858	$15,820
See accompanying notes.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business
The accompanying consolidated financial statements are those of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively, the “Company”). Dollar Financial Corp. is the parent company of Dollar Financial Group, Inc. (“OPCO”). The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities.
The Company is a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. The Company operates a store network through OPCO. The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,335 locations (of which 716 are company owned) operating as Money Mart®, The Money Shop, Loan Mart® and Insta-Cheques in 16 states, the District of Columbia, Canada and the United Kingdom. The services provided at the Company’s retail locations include check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. In addition, the Company’s newly acquired business, We The People USA, Inc. offers retail based legal document preparation services through a network of two company-owned stores and 168 franchised locations in 32 states.
On January 28, 2005, as a result of the Company’s initial public offering, its common shares began trading on the NASDAQ National Market under the symbol “DLLR”.

2.	Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments. Management bases its estimates on historical experience or various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or shareholders’ equity.

Revenue Recognition
With respect to company-operated stores, revenues from the Company’s check cashing, money order sales, money transfer, bill payment services and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
With respect to the Company’s franchised locations, the Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, the Company must also provide updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that the Company determines is necessary. Initial franchise fees included in revenues were $283,000, $389,000 and $455,000 for the years ended June 30, 2003, 2004 and 2005, respectively. Total franchise revenues were $6.3 million, $7.5 million and $11.3 million for the years ended June 30, 2003, 2004 and 2005, respectively.
For short term consumer loans that the Company makes directly, which have terms ranging from 1 to 37 days, revenue is recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan.
In addition to the short-term consumer loans originated and funded by the Company, the Company also had relationships with two banks, County Bank of Rehoboth Beach, Delaware and First Bank of Delaware. Pursuant to these relationships, the Company marketed and serviced short-term consumer loans, which had terms ranging from 7 to 23 days, that were funded by the banks. The banks were responsible for the application review process and determining whether to approve an application and fund a loan. As a result, the banks’ loans are not reflected on the Company’s balance sheets. The Company earned a marketing and servicing fee for each loan that was paid by borrowers to the banks.
On March 2, 2005, the FDIC issued revised Payday Lending Guidance which, among other things, limits the period a customer may have payday loans outstanding from any FDIC-insured bank to three months during a twelve-month period. The Payday Lending Guidance became effective on July 1, 2005. As a result of the Payday Lending Guidance, the Company is transitioning from the bank-funded consumer loan model to the company-funded consumer loan model in most of the states where it previously offered bank-funded consumer loans. As part of this transition, it terminated its relationship with County Bank and will amend its relationship with First Bank in the quarter ending September 30, 2005.
For loans funded by County Bank, the Company recognized net servicing fee income ratably over the life of the related loan. In addition, each month County Bank withheld certain servicing fees payable to the Company in order to maintain a cash reserve. The amount of the reserve was equal to a fixed percentage of outstanding loans at the beginning of the month plus a percentage of the finance charges collected during the month. Each month, net credit losses were applied against County Bank’s cash reserve. Any excess reserve was then remitted to the Company as a collection bonus. The remainder of the finance charges not applied to the reserve were either used to pay costs incurred by County Bank related to the short term loan program, retained by the bank as interest on the loan or distributed to the Company as a servicing fee.
For loans funded by First Bank of Delaware, the Company recognizes net servicing fee income ratably over the life of the related loan. In addition, the bank has established a target loss rate for the loans marketed and serviced by the Company. Servicing fees payable to the Company are reduced if actual losses exceed this target loss rate by the amount they exceed it. If actual losses are below the target

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
loss rate, the difference is paid to the Company as a servicing fee. The measurement of the actual loss rate and settlement of servicing fees occurs twice every month.
Because the Company’s servicing fees are reduced by loan losses incurred by the banks, it has established a reserve for servicing fee adjustments. To estimate the appropriate reserve for servicing fee adjustments, the Company considers the amount of outstanding loans owed to the banks, historical loans charged off, current collections patterns and current economic trends. The reserve is then based on net write-offs, expressed as a percentage of loans originated and extended on behalf of the banks applied against the total amount of the banks’ outstanding loans. This reserve is reported in accrued expenses and other liabilities on the Company’s balance sheet and was $1.4 million at June 30, 2004 and $1.3 million at June 30, 2005.
If one of the banks suffers a loss on a loan, the Company immediately records a charge-off against the reserve for servicing fee adjustments for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, the Company replenishes the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the reserve for servicing fees adjustments as a result of the calculations set forth above, is charged against revenues.

Cash and Cash Equivalents
Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Loans Receivable, Net
Unsecured short-term and longer-term installment loans that the Company originates on its own behalf are reflected on the balance sheet in loans receivable, net. Loans receivable, net are reported net of a reserve related to consumer lending as described below in the company-funded consumer loan loss reserves policy.

Property and Equipment
Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using either the straight-line or double declining balance method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured), which ranges from 1 to 5 years, or the estimated useful life of the related asset.

Intangible Assets
Under the provisions of SFAS 142, “Goodwill and Other Intangible Assets” intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two-step impairment assessment. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, and the second step of the impairment test is not necessary. If the carrying

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss if any (see Note 11). The Company has completed the required impairment tests and determined that goodwill was not impaired at June 30, 2005.

Debt Issuance Costs
Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 6).

Store and Regional Expenses
The direct costs incurred in operating the Company’s stores have been classified as store expenses. Store expenses include salaries and benefits of store and regional employees, rent and other occupancy costs, depreciation of property and equipment, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, telephone and telecommunication and other costs incurred by the stores. Excluded from store operations are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs.

Company-Funded Consumer Loan Loss Reserves Policy
The Company maintains a loan loss reserve for anticipated losses for loans it makes directly through some of its company-operated locations. To estimate the appropriate level of loan loss reserves, the Company considers the amount of outstanding loans owed to it, historical loans charged off, current collection patterns and current economic trends. The Company’s current loan loss reserve is based on its net charge-offs, expressed as a percentage of loans originated and extended for the last twelve months applied against the total amount of outstanding loans that it makes directly. As these conditions change, the Company may need to make additional provisions in future periods.
When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the Company immediately records a charge-off against the consumer loan loss reserve for the entire amount of the unpaid item. A recovery is credited to the reserve during the period in which the recovery is made. Each month, the Company replenishes the reserve in an amount equal to the net losses charged to the reserve in that month. This replenishment, as well as any additional provisions to the loan loss reserve as a result of the calculations in the preceding paragraph, is charged against revenues.

Check Cashing Returned Item Policy
The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. The net expense for bad checks included in returned checks, net and cash shortages in the accompanying consolidated statements of operations was $6.7 million, $7.7 million and $9.0 million for the years ended June 30, 2003, 2004 and 2005, respectively.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes
The Company uses the liability method to account for income taxes. Accordingly, deferred income taxes have been determined by applying current tax rates to temporary differences between the amount of assets and liabilities determined for income tax and financial reporting purposes.
The Company intends to reinvest its foreign earnings and as a result the Company has not provided a deferred tax liability on foreign earnings.

Employees’ Retirement Plan
Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. The Company will match 50% of each employee’s contribution, up to 8% of the employee’s compensation. In addition, a discretionary contribution may be made if the Company meets its financial objectives. The amount of contributions charged to expense was $775,000, $720,000 and $791,000 for the years ended June 30, 2003, 2004 and 2005, respectively.
Effective December 31, 2004, the Company established the Dollar Financial Corp. Deferred Compensation Plan (the “Plan”). The Plan’s primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to fifty percent of base salary and/or one hundred percent of bonus earned. The Administrator, persons appointed by the Company’s Board of Directors, may further limit the minimum or maximum amount deferred by any Participants, for any reason. Employer contributions to the Plan during the fiscal year ending June 30, 2005 were $650,000 and are included in accrued expenses and other liabilities on the Company’s balance sheet as of June 30, 2005.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising costs charged to expense were $6.9 million, $7.4 million and $8.4 million for the years ended June 30, 2003, 2004 and 2005, respectively.

Fair Value of Financial Instruments
The carrying values of the revolving credit facilities approximate fair values, as these obligations carry a variable interest rate. The fair value of the Company’s 9.75% Senior Notes due 2011 is based on the quoted market value. The Company’s financial instruments consist of cash and cash equivalents, loan and other consumer lending receivables, which are short-term in nature and their fair value approximates their carrying value.

Derivatives
Operations in the United Kingdom and Canada have exposed the Company to shifts in currency valuations. From time to time, the Company may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At June 30, 2005, the Company held put options with an aggregate notional value of $(CAN) 28.8 million and £(GBP) 6.6 million to protect the future currency exposure in Canada and the United Kingdom throughout fiscal year 2006. The Company uses purchased

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted earnings denominated in currencies other than the U.S. dollar. The Company’s cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of June 30, 2005 no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in the Company’s cash flow hedges for the year ended June 30, 2005. As of June 30, 2005, amounts related to derivatives qualifying as cash flow hedges amounted to a reduction of shareholders’ equity of $37,000 all of which is expected to be transferred to earnings in the next six months along with the earnings effects of the related forecasted transactions. The fair market value of the put options at June 30, 2005 was $254,000 and is included in other assets on the balance sheet.

Foreign Currency Translation and Transactions
The Company operates check cashing and financial services outlets in Canada and the United Kingdom. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with U.S. generally accepted accounting principles. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of shareholders’ equity. Gains or losses resulting from foreign currency transactions are included in corporate expenses.
Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding, after adjusting for the dilutive effect of stock options. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in thousands):

	Year Ended June 30,

	2003	2004	2005

Net loss	$(8,594)	$(28,033)	$(357)
Reconciliation of denominator:
Weighted average number of common shares outstanding — basic	10,966	10,966	13,946
Effect of dilutive stock options(1)	—	—	—

Weighted average number of common shares outstanding — diluted	10,966	10,966	13,946

(1)	The effect of dilutive stock options was determined under the treasury stock method. Due to the net loss during the fiscal years ended 2003, 2004 and 2005, the effect of the dilutive options were considered to be antidilutive, and therefore were not included in the calculation of diluted earnings per share.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Based Compensation Plan
At June 30, 2005, the Company offered stock option plans, under which shares of common stock may be awarded to employees or consultants of OPCO. The Company has elected to follow Accounting Principles Board Opinion No. 25, ”Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals or exceeds the estimated market price of the underlying stock on the date of grant, no compensation expense is recognized.
The following table reconciles the required disclosure under SFAS No. 148, which summarizes the amount of stock-based compensation expense, net of related tax effects, which would be included in the determination of net income if the expense recognition provisions of SFAS No. 123 had been applied to all stock option awards in all years presented (in thousands, except per share data). Effective June 30, 2005, the Company vested all employee options, then outstanding, with an exercise price in excess of $11.70, which exceeded the market price of the Company’s common stock on June 30, 2005.

	Year Ended June 30,

	2003	2004	2005

Net loss — as reported	$(8,594)	$(28,033)	$(357)
Total stock-option expense determined under the fair value based method	(230)	(330)	(4,264)

Net loss — pro forma	$(8,824)	$(28,363)	$(4,621)

Net loss per common share — basic — as reported	$(0.78)	$(2.56)	$(0.03)
Net loss per common share — basic — proforma	$(0.80)	$(2.59)	$(0.33)
Net loss per common share — diluted — as reported	$(0.78)	$(2.56)	$(0.03)
Net loss per common share — diluted — pro forma	$(0.80)	$(2.59)	$(0.33)
In determining the pro forma stock compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 2005, 2004 and 2001, respectively: expected volatility of 42%, 46% and 46%; expected lives of 6.0, 6.0 and 6.0 years; risk-free interest rate of 4.25%, 4.35% and 5.02%; fair market value at date of grant of $4.94, $5.05 and $6.68 per share; and no expected dividends.

Recent Accounting Pronouncements
In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-Based Payments, (SFAS 123R). SFAS 123R revises Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation and supersedes Accounting principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123R. This statement requires the compensation cost relating to share-based payment transactions to be recognized in a company’s financial statement. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and may apply

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair-value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The Company will recognize the compensation cost for stock-based awards issued after June 30, 2005, on a straight-line basis over the requisite service period for the entire award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and therefore, we will adopt the standard during the first quarter of fiscal 2006. We expect the impact of SFAS 123R on the financial statements to be immaterial due to minimal invested options outstanding at June 30, 2005 resulting from the acceleration of the vesting as approved by the Compensation Committee of the Board of Directors on June 30, 2005.

3.	Supplementary Cash Flow Information

Non-cash transactions
On November 13, 2003 the Company exchanged $49.4 million, or 50% of the accreted value of its 13.0% Senior Discount Notes for 16.0% Senior Notes due 2012 and $49.4 million, or 50% of the accreted value of its 13.0% Senior Discount Notes for 13.95% Senior Notes due 2012. On November 15, 2004, the Company elected to capitalize $6.5 million of interest on its 16.0% Senior Notes due 2012 and it’s 13.95% Senior Subordinated Notes due 2012. On February 2, 2005, the Company wrote off $1.5 million of unamortized original issue discount related to the 13.95% Senior Subordinated Notes. Additionally, the Company forgave $2.5 million of accrued interest under the management loans and accepted certain of the management individuals’ exchange of shares of its common stock held by them in satisfaction of $6.7 million principal amount of such loans. On March 7, 2005, the Company, as part of the consideration for the acquisition of WTP, issued $2.0 million in unregistered shares of its common stock (141,935 shares).

4.	Stock Based Compensation Plan
The Company’s 1999 Stock Incentive Plan (the ”1999 Plan”) states that 784,393 shares of its common stock may be awarded to employees or consultants of the Company. The awards, at the discretion of the Company’s Board of Directors, may be issued as nonqualified stock options or incentive stock options. Stock appreciation rights (”SARs”) may also be granted in tandem with the nonqualified stock options or the incentive stock options. Exercise of the SARs cancels the option for an equal number of shares and exercise of the nonqualified stock options or incentive stock options cancels the SARs for an equal number of shares. The number of shares issued under the 1999 Plan is subject to adjustment as specified in the 1999 Plan provisions. No options may be granted after February 15, 2009. The options are exercisable in 20% increments annually on the first, second, third, fourth and fifth anniversary of the grant date, unless otherwise accelerated, and have a term of ten years from the date of issuance.
During the year ended June 30, 2004, 301,920 nonqualified stock options were granted under the 1999 Plan at an exercise price of $10.09, the estimated fair market value of the common stock on the date of grant. All options granted under the 1999 Plan became 100% exercisable in conjunction with the Company’s Initial Public Offering on January 28, 2005.
The Company’s 2005 Stock Incentive Plan (the ”2005 Plan”) states that 1,843,906 shares of its common stock may be awarded to employees or consultants of the Company. The awards, at the discretion of the Company’s Board of Directors, may be issued as nonqualified stock options or

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
incentive stock options. Stock appreciation rights (”SARs”) may also be granted in tandem with the nonqualified stock options or the incentive stock options. Exercise of the SARs cancels the option for an equal number of shares and exercise of the nonqualified stock options or incentive stock options cancels the SARs for an equal number of shares. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted after January 24, 2015. The options are exercisable in 20% increments annually on the first, second, third, fourth and fifth anniversary of the grant date, unless otherwise accelerated, and have a term of ten years from the date of issuance.
During the year ended June 30, 2005, 534,283 nonqualified stock options were granted under the 2005 Plan at an exercise price of $11.70 and 5,000 options at an exercise price of $9.76 both of which grants were equal to the market price of the underlying stock on the grant date. In addition, an additional 534,283 nonqualified stock options were granted during the year ended June 30, 2005 under the 2005 Plan at an exercise price of $16.00. On June 30, 2005, the Board of Directors approved the acceleration of the vesting of all but 5,000 options previously granted under the 2005 Plan.
The following table presents information on stock options:

	Shares	Price Per Share

Options outstanding at June 30, 2002 (361,877 shares exercisable)	613,830	$5.81/$13.06
Granted	—	—
Exercised	—	—
Forfeited	(74,370)	$5.81/$13.06

Options outstanding at June 30, 2003 (435,137 shares exercisable)	539,460	$5.81/$13.06
Granted	301,920	$10.09
Exercised	—	—
Forfeited	(59,940)	$5.81/$13.06

Options outstanding at June 30, 2004 (466,200 shares exercisable)	781,440	$5.81/$10.09/$13.06
Granted	1,073,566	$9.76-$16.00
Exercised	(11,100)	$5.81
Forfeited	—	—

Options outstanding at June 30, 2005 (1,838,906 shares exercisable)	1,843,906	$5.81-$16.00

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table presents information on stock options by exercise price:

	Options Outstanding
			Options Exercisable
		Weighted Average
	Number	Remaining	Number
	Outstanding at	Contractual	Exercisable at
Exercise Price	June 30, 2005	Life (Years)	June 30, 2005

$ 5.81	435,120	3.6	435,120
$ 9.76	5,000	9.8	—
$10.09	301,920	8.5	301,920
$11.70	534,283	9.8	534,283
$13.06	33,300	5.4	33,300
$16.00	534,283	9.8	534,283

	1,843,906	8.0	1,838,906

5. Property and Equipment
Property and equipment at June 30, 2004 and 2005 consist of (in thousands):

	June 30,

	2004	2005

Land	$172	$170
Leasehold improvements	24,982	33,531
Equipment and furniture	52,351	64,465

	77,505	98,166
Less: accumulated depreciation	(49,540)	(62,555)

Property and equipment, net	$27,965	$35,611

Depreciation expense amounted to $9.0 million, $9.7 million and $10.9 million for the years ended June 30, 2003, 2004 and 2005, respectively.

6.	Debt
The Company had debt obligations at June 30, 2004 and 2005 as follows (in thousands):

	June 30,

	2004	2005

Revolving credit facility	$—	$—
OPCO 9.75% Senior Notes due November 13, 2011; interest payable semi-annually on May 15 and November 15	241,176	271,764
16% Senior Notes due May 15, 2012; interest payable semi-annually in arrears May 15 and November 15	42,070	—
13.95% Senior Subordinated Notes due May 15, 2012; interest payable semi-annually in arrears May 15 and November 15	41,652	—
Other	105	—

	$325,003	$271,764

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
On May 6, 2004, OPCO consummated an offering of $20.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003 (the “New Notes Indenture”). The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities under the New Notes Indenture. The net proceeds from the May 2004 note offering were distributed to the Company to redeem approximately $9.1 million aggregate principal amount of its 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of its 13.95% senior subordinated notes due 2012.
On June 23, 2005, OPCO consummated an offering of $30.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003. The notes issued in November 2003, May 2004 and the notes issued in June 2005 constitute a single class of securities under the New Notes Indenture. The net proceeds from the June 2005 note offering were used to repay all of the Company’s outstanding indebtedness under the Company’s domestic revolving credit facility which was approximately $17.9 million. The remaining amounts were used for general working capital purposes.
The revolving credit facility (“Credit Facility”) consists of a $55.0 million senior secured reducing revolving credit facility. The commitment under the Credit Facility was reduced by $750,000 on January 2, 2004 and on the first business day of each calendar quarter thereafter, and is subject to additional reductions based on excess cash flow up to a maximum reduction, including quarterly reductions, of $15.0 million. The commitment may be subject to further reductions in the event OPCO engages in certain issuances of securities or asset disposals. Under the Credit Facility, up to $20.0 million may be used in connection with letters of credit. Amounts outstanding under the Credit Facility bear interest at either (i) the higher of (a) the federal funds rate plus 0.50% per annum or (b) the rate publicly announced by Wells Fargo, San Francisco, as its ”prime rate,” plus 3.00% at June 30, 2005, (ii) the LIBOR Rate (as defined therein) plus 4.25% at June 30, 2005, or (iii) the one day Eurodollar Rate (as defined therein) plus 4.25% at June 30, 2005, determined at OPCO’s option. At June 30, 2005, OPCO’s borrowing capacity was $37.3 million and there was none outstanding.
On February 2, 2005, the Company redeemed, in full, its 16% Senior Notes due May 15, 2012 and its 13.95% Senior Subordinated Notes due May 15, 2012 with a portion of the proceeds from its initial public equity offering.
The 9.75% Senior Notes are redeemable, in whole or in part, at OPCO’s option, at any time on or after November 15, 2007. If redeemed during the twelve month period commencing November 15 of the years indicated below, the 9.75% Senior Notes will be redeemable at the following redemption prices, expressed as percentages of the principal amount, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption:

Year	Percentage

2007	104.875%
2008	102.438%
2009 and thereafter	100.000%
Prior to November 15, 2006, OPCO may redeem up to 35% of the aggregate principal amount of the 9.75% Senior Notes with the net proceeds of certain equity issuances at a redemption price equal to

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
109.75% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of redemption.
The 9.75% Senior Notes and the Credit Facility contain certain financial and other restrictive covenants, which, among other things, require the Company to achieve certain financial ratios, limit capital expenditures, restrict payment of dividends and require certain approvals in the event the Company wants to increase the borrowings. At June 30, 2005, the Company is in compliance with all covenants.
The Company established a Canadian dollar overdraft credit facility to fund peak working capital needs for its Canadian operations. The overdraft credit facility, which has no stated maturity date, provides for a commitment of up to approximately $10.0 million in Canadian equivalent (approximately $(CAN) 12.0 million) of which none were outstanding as of June 30, 2004 and 2005. Amounts outstanding under the facility bear interest at Canadian prime and are secured by a $10.0 million letter of credit issued by Wells Fargo Bank under the Credit Facility.
The total fair market value of the 9.75% OPCO Senior Notes due 2011 at June 30, 2005 was approximately $278.1 million.
Interest expense is $35.1 million, $40.6 million and $34.1 million for the years ended June 30, 2003, 2004 and 2005, respectively.
7.     Income Taxes
The provision for income taxes for the years ended June 30, 2003, 2004 and 2005 consists of the following (in thousands):

	Year Ended June 30,

	2003	2004	2005

Federal:
Current	$(224)	$—	$(1,810)
Deferred	(3,938)	14,413	1,758

	(4,162)	14,413	(52)
Foreign taxes:
Current	13,088	15,232	19,444
Deferred	—	—	594

	13,088	15,232	20,038
State:
Current	181	—	—
Deferred	(372)	1,197	—

	(191)	1,197	—

	$8,735	$30,842	$19,986

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The significant components of the Company’s deferred tax assets and liabilities at June 30, 2004 and 2005 are as follows (in thousands):

	June 30,

	2004	2005

Deferred tax assets:
Loss reserves	$1,219	$788
Foreign withholding taxes	6	6
Depreciation	2,051	2,340
Accrued compensation	1,130	216
Reserve for store closings	215	—
Other accrued expenses	268	221
Accrued interest	5,327	—
Net operating loss carry forwards	15,201	33,890
Other	85	70

Gross deferred tax assets	25,502	37,531
Valuation allowance	(24,474)	(37,460)
Deferred tax liabilities:
Amortization and other temporary differences	(1,028)	(2,352)

Net deferred tax asset (liability)	$—	$(2,281)

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. The Company’s intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.
Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows (in thousands):

	Year Ended June 30,

	2003	2004	2005

Tax provision at federal statutory state	$49	$964	$6,870
Add (deduct):
Federal and State tax provision	(134)	—	(746)
Canadian withholding	—	—	(1,130)
Foreign taxes	2,419	1,122	952
US tax on foreign earnings	5,162	2,349	—
Canadian restructuring	—	5,143	—
High Yield Debt Interest	950	397	—
Other permanent differences	289	452	1,054
Valuation allowance	—	20,415	12,986

Tax provision at effective tax rate	$8,735	$30,842	$19,986

Due to the refinancing of the Company’s debt in fiscal 2004, significant deferred tax assets have been generated. The Company provided a valuation allowance against all of its deferred tax assets at June 30, 2005 and 2004 which amounted to $37.5 million and $24.5 million, respectively. Because

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
realization is not assured, the Company has not recorded the benefit of the deferred tax assets. As of June 30, 2005, the Company has approximately $96 million of federal net operating loss carry forwards available to offset future taxable income. The federal net operating loss carry forwards will begin to expire in 2023, if not utilized.
After the refinancing of its debt, the Company elected not to include Canadian income in its taxable income for US tax return filing purposes. As a result of this election the Company provided a $20.4 million valuation allowance.
Foreign, federal and state income taxes of approximately $14.5 million, $13.9 million and $15.8 million were paid during the years ended June 30, 2003, 2004 and 2005, respectively.

8.	Loss on Extinguishment of Debt
On November 13, 2003, OPCO issued $220.0 million principal amount of 9.75% senior notes due 2011. The proceeds from this offering were used to redeem all of its outstanding 10.875% senior notes and its outstanding 10.875% senior subordinated notes to refinance its credit facility, to distribute a portion of the proceeds to the Company to redeem an equal amount of the Company’s senior discount notes and to pay fees and expenses with respect to these transactions and a related note exchange transaction involving its senior discount notes. On May 6, 2004, OPCO consummated an offering of $20.0 million principal amount of 9.75% Senior Notes due 2011. The notes were offered as additional debt securities under the indenture pursuant to which OPCO had issued $220.0 million of notes in November 2003. The notes issued in November 2003 and the notes issued in May 2004 constitute a single class of securities. The net proceeds from the May 2004 note offering were distributed to the Company to redeem approximately $9.1 million aggregate principal amount of its 16.0% senior notes due 2012 and approximately $9.1 million aggregate principal amount of its 13.95% senior subordinated notes due 2012.
On June 30, 2004, the Company terminated an agreement under which it sold a participation interest in a portion of the short-term consumer loans originated by the Company in the United Kingdom to a third party. Associated with the termination of this agreement the Company paid $276,660 representing a prepayment penalty.
On January 7, 2005, OPCO distributed $3.6 million to the Company to redeem approximately $1.7 million aggregate principal amount of its 16.0% senior notes due 2012 and approximately $1.7 million aggregate principal amount of its 13.95% senior subordinated notes due 2012.
On January 28, 2005, the Company announced the pricing of the initial public offering of 7,500,000 shares of its common stock at $16.00 per share. We received $109.8 million in net proceeds in connection with this offering, which were used to redeem the full outstanding principal and accrued interest on our 16.0% Senior Notes due 2012 and 13.95% Senior Subordinated Notes due 2012. The remaining proceeds were used to terminate a management services agreement between OPCO and a third party and for working capital and general corporate purposes.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The loss incurred on the extinguishment of debt is as follows (in thousands):

	2004	2005

Call Premium
Dollar Financial Corp. 16.0% Senior Notes	$1,223	$4,883
Dollar Financial Group, Inc. 10.875% Senior Notes	1,980	—
Dollar Financial Group, Inc. 10.875% Senior Subordinated Notes	733	—
Write-off of original issue discount, net
Dollar Financial Corp. 16.0% Senior Notes	—	1,481
Dollar Financial Corp. 13.95% Senior Subordinated Notes	—	1,481
Prepayment penalty on the extinguishment of collateralized borrowings	277	—
Write-off of previously capitalized deferred issuance costs, net	6,142	252

	$10,355	$8,097

9.	Commitments
The Company has various non-cancelable operating leases for office and retail space and certain equipment with terms ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $16.1 million, $16.9 million and $19.7 million for the years ended June 30, 2003, 2004 and 2005, respectively.
At June 30, 2005, future minimum lease payments for operating leases are as follows (in thousands):

Year	Amount

2006	$19,894
2007	17,378
2008	14,337
2009	11,251
2010	7,354
Thereafter	7,427

$77,641

10.	Acquisitions
The following acquisitions have been accounted for under the purchase method of accounting.
On January 4, 2005, the Company entered into an agreement to acquire substantially all of the outstanding shares of International Paper Converters Limited, d/b/a Cheque Changer Limited (“IPC”). The aggregate purchase price for this acquisition was $2.7 million and was funded through excess internal cash. The excess of the purchase price over the fair value of identifiable assets acquired was $2.5 million. The 17 company-owned stores and two franchised stores acquired further strengthens the Company’s market share by expanding its customer base in the United Kingdom. The company believes that for these reasons, along with the earnings potential for these stores, the allocation of a portion of the purchase price to goodwill is appropriate.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
On January 31, 2005, the Company entered into an agreement to acquire substantially all of the assets of Alexandria Financial Services, LLC, Alexandria Acquisition, LLC, American Check Cashers of Lafayette, LLC, ACC of Lake Charles, LLC and Southern Financial Services of Louisiana, LLC (collectively, “American”). The aggregate purchase price for this acquisition was $9.9 million in cash. The agreement also includes a maximum revenue-based earn out of up to $2.4 million which is payable on January 31, 2006. The Company’s revolving credit facility was used to fund the purchase. The excess of the purchase price over the fair value of identifiable assets acquired was $9.1 million. The 24 stores acquired further strengthens the Company’s market share by expanding its customer base in the Louisiana market and for that reason, along with the earnings potential for these stores, the Company believes the allocation of a portion of the purchase price to goodwill is appropriate.
On March 7, 2005, the Company entered into an agreement to acquire substantially all of the assets of We The People Forms and Service Centers USA, Inc. (“WTP”) relating to WTP’s retail-based legal document preparation services business. The aggregate purchase price for this acquisition was $14.0 million, consisting of $10.5 million in cash, $2 million in unregistered shares of the Company’s common stock and a $1.5 million escrow amount (25% of which is to be distributed on each of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006) assuming no indemnification claims. In addition, the Company assumed $750,000 in liabilities and assumed approximately $5.0 million in refundable deposits related to certain franchise agreements. The Company allocated a portion of the purchase price to purchased franchise agreements for $1.3 million and other assets for $0.1 million. The agreement also includes a maximum revenue-based earn out of up to $3.0 million which is payable over a two year period. Although the Company completed the acquisition of WTP on March 7, 2005, management is still finalizing the purchase price allocation based on its analysis of the fair value of the assets acquired and liabilities assumed. The Company’s revolving credit facility and unregistered shares of the Company’s common stock was used to fund the purchase. The excess of the purchase price over the preliminary fair value of identifiable assets acquired was $18.9 million. The Company believes that due to the franchising revenues generated from the network of 170 franchise locations and the potential to sell additional franchises, the preliminary allocation of a portion of the purchase price to goodwill is appropriate.
On May 16, 2005, the Company acquired substantially all of the assets of Tenant Financial Enterprises, Inc. (“Tenant”), consisting of five financial services stores in Arizona. The aggregate purchase price for this acquisition was $1.7 million in cash. The excess of the purchase price over the fair value of identifiable assets acquired was $1.7 million. The five stores acquired further strengthens the Company’s market share by expanding its customer base in the Arizona market and for that reason, the Company believes the allocation the purchase price to goodwill is appropriate.
During fiscal year ending June 30, 2005, the Company completed various other acquisitions resulting in an aggregate increase in goodwill of $2.1 million. As these acquisitions strengthened the Company’s market share by expanding its customer base, along with the earnings potential of the stores acquired, the Company believes the allocation of a portion or all of the purchase price of these acquisitions to goodwill is appropriate.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Following is the allocation of the purchase price for acquisitions during fiscal 2005 (in millions):

	IPC	American	WTP	Tenant	Other	Total

Purchase Price	$2.7	$9.9	$14.0	$1.7	$2.3	$30.6
Net Assets acquired:
Purchased franchise agreements			(1.3)			(1.3)
Refundable deposits			5.0			5.0
Other (assets) and liabilities	(0.2)	(0.8)	1.2		(0.2)	—

Goodwill	$2.5	$9.1	$18.9	$1.7	$2.1	$34.3

The following unaudited pro forma information for the years ended June 30, 2004 and 2005 presents the results of operations as if the acquisitions had occurred as of the beginning of the periods presented. The pro forma operating results include the results of these acquisitions for the indicated periods and reflect the amortization of identifiable intangible assets arising from the acquisitions, increased interest expense on acquisition debt and the income tax impact as of the respective purchase dates of IPC, American and WTP. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

	Fiscal Year Ended
	June 30,

	2004	2005

	(unaudited — in thousands)
Revenues	$265,985	$298,948
Net income (loss)	$(25,567)	$1,075
Net income (loss) per common share — basic	$(2.33)	$0.08
Net income (loss) per common share — diluted	$(2.33)	$0.08

11.	Goodwill and Other Intangibles
In accordance with the provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. During fiscal 2003, the Company paid $2.0 million in additional consideration based upon a future results of operations earn-out agreement related to one of its United Kingdom acquisitions. This amount has been included as goodwill on the Consolidated Balance Sheet. The Company has covenants not to compete and franchise agreements purchased in acquisitions, which are deemed to have a definite life and will continue to be amortized. Amortization for these intangibles for the years ended June 30, 2005, 2004 and 2003 was $57,000,

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$95,000 and $173,000, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years ending June 30, is:

Fiscal Year Ending June 30,	Amount

(in thousands)
2006	$106.7
2007	106.7
2008	106.7
2009	106.7
2010	106.7
Thereafter	615.9

$1,149.4

The following table reflects the components of intangible assets (in thousands):

	June 30, 2004		June 30, 2005

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Non-amortized intangible assets:
Cost in excess of net assets acquired	$169,115	$20,016	$205,572	$20,532
Amortized intangible assets:
Covenants not to compete	2,452	2,433	2,510	2,510
Franchise agreements	—	—	1,187	37

	$2,452	$2,433	$3,697	$2,547

The changes in the carrying amount of goodwill and other intangibles by reportable segment for the fiscal years ended June 30, 2004 and 2005 are as follows:

	United		United
	States	Canada	Kingdom	Total

Balance at June 30, 2003	$56,609	$38,394	$48,413	$143,416
Amortization of other intangibles	(95)	—	—	(95)
Acquisitions	—	—	550	550
Foreign currency translation adjustments	—	427	4,820	5,247

Balance at June 30, 2004	56,514	38,821	53,783	149,118
Amortization of other intangibles	(56)	—	—	(56)
Acquisitions	31,077	—	3,223	34,300
Foreign currency translation adjustments	—	3,638	(810)	2,828

Balance at June 30, 2005	$87,535	$42,459	$56,196	$186,190

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Contingent Liabilities
In addition to the legal proceedings discussed below, which the Company is defending vigorously, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business. Although the Company believes that the resolution of these proceedings will not materially adversely impact its business, there can be no assurances in that regard.
While the Company believes there is no legal basis for liability, due to the uncertainty surrounding the litigation process, the Company is unable to reasonably estimate a range of loss, if any, at this time. While the outcome of these matters is currently not determinable, the Company does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
Canadian Legal Proceedings
On August 19, 2003 a former customer in Ontario, Canada, Margaret Smith, commenced an action against the Company and the Company’s Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia) who, Smith claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury and seeks restitution and damages, including punitive damages. On February 1 and 2, 2005, the Company brought a motion to stay the action against it on jurisdictional grounds; and the Company’s Canadian subsidiary brought a motion to stay the action against it based on its arbitration clause. The court recently denied these motions. The Company has appealed the dismissal of our jurisdiction motion. The Company’s Canadian subsidiary has also appealed the dismissal of its motion to stay and Smith has brought a motion to quash its appeal. These appeals and the motion to quash are pending.
On October 21, 2003, another former customer, Kenneth D. Mortillaro, commenced a similar action against the Company’s Canadian subsidiary, but this action has since been stayed on consent because it is a duplicate action.
On November 6, 2003, the Company learned of substantially similar claims asserted on behalf of a purported class of Alberta borrowers by Gareth Young, a former customer of the Company’s Canadian subsidiary. The Young action is pending in the Court of Queens Bench of Alberta and seeks damages and other relief. The Company is named as a defendant in this action but it has not been served with the statement of claim to date. Like the plaintiff in the MacKinnon action referred to below, Mortillaro, Smith and Young have signed agreements to arbitrate all disputes with the Company.
On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against the Company’s Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. On February 3, 2004, the Company’s Canadian subsidiary’s motion to stay the action and to compel arbitration of MacKinnon’s claims, as required by his agreement with the Company’s Canadian subsidiary, was denied; the Company’s Canadian subsidiary appealed this ruling. On September 24, 2004, the Court of Appeal for British Columbia reversed the lower court’s ruling and remanded the matter to the lower court for further proceedings consistent with the appellate decision.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
On March 1, 2005, MacKinnon’s application for class certification of his action was dismissed. As a result the Company’s Canadian subsidiary renewed its application for a stay of this action based on its arbitration clause but that motion has been adjourned pending the outcome of the various proceedings described below.
MacKinnon appealed the dismissal of his certification motion. This appeal is pending. MacKinnon also brought a series of motions seeking to have the motions judge reconsider her decision. On June 16, 2005 the motions judge ordered that MacKinnon could proceed with his claims against the Company’s Canadian subsidiary in a newly constituted action, and could reapply for certification of his action as a class proceeding rather than proceeding with his appeal. On July 21, 2005 the Company’s Canadian subsidiary was granted leave to appeal that decision. That appeal is now pending. MacKinnon brought a further motion in which he asked the motions judge to vary her certification motion order to state that his certification motion was not dismissed but adjourned to permit him to re-apply for certification. On June 16, 2005, the motions judge dismissed this motion as unnecessary because she granted MacKinnon’s first motion. MacKinnon has brought a cross-appeal of this dismissal. This cross-appeal is pending. Each of these appeals and cross-appeals will be argued together.
On April 15, 2005 the solicitor acting for MacKinnon commenced a further identical proposed class action against the Company’s Canadian subsidiary on behalf of another former customer, Louise Parsons. The solicitor has indicated to the court that this second action will not proceed pending the appeals and cross-appeals described above and so the motions judge court held that an order staying the action was not necessary.
Similar class actions have been commenced against the Company’s Canadian subsidiary in Manitoba, New Brunswick, Nova Scotia and Newfoundland. The Company is named as a defendant in the actions commenced in Nova Scotia and Newfoundland but it has not been served with the statements of claim in these actions to date. The claims in these additional actions are substantially similar to those of the Ontario actions referred to above.
At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of these matters.
California Legal Proceedings
The Company is a defendant in four lawsuits commenced by the same law firm. Each is pled as a class action, and each alleges violations of California’s wage-and-hour laws. The named plaintiffs are the Company’s former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that the Company misclassified California store (Woods) and area (Castillo) managers as “exempt” from a state law requiring the payment of overtime compensation, that the Company failed to provide non-management employees with meal and rest breaks required under state law (Chin) and that the Company computed bonuses payable to its store managers using an impermissible profit-sharing formula (Williams). All of these cases, except Woods, are pending in the California state Superior Courts. The Company compelled arbitration of Woods’ claims, where the arbitrator has certified a class of current and former store managers and set trial for August 2005. The court in the Williams case granted class certification in February 2005. The court in the Chin case denied class certification in April 2005. There is no class determination in the Castillo case. In January 2003, without admitting liability, the Company sought to settle the Woods case, which the Company

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
believes to be the most significant of these suits, by offering each class member an amount intended in good faith to settle his or her claim. These settlement offers have been accepted by class members who, in the aggregate worked 92% of all weeks worked by the class during the relevant period. The Company recorded a charge of $2.8 million related to this matter during fiscal 2003. Woods’ counsel is presently disputing through arbitration the validity of the settlements accepted by the individual class members.
At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of these matters.
In addition to the litigation discussed above, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

13.	Credit Risk
At June 30, 2004 and 2005, OPCO had 11 and 10, respectively, bank accounts in major U.S. financial institutions in the aggregate amount of $4,640,000 and $3,504,547, respectively, which exceeded Federal Deposit Insurance Corporation deposit protection limits. The Canadian Federal Banking system provides customers with similar deposit insurance through the Canadian Deposit Insurance Corporation (”CDIC”). At June 30, 2004 and 2005, the Company’s Canadian subsidiary had 13 bank accounts totaling $1,274,666 and $7,657,540, respectively, which exceeded CDIC limits. At June 30, 2004 and 2005 the Company’s United Kingdom operations had 32 and 40 bank accounts, respectively, totaling $11,698,000 and $12,087,461. These financial institutions have strong credit ratings, and management believes credit risk relating to these deposits is minimal.
Since June 13, 2002, the Company has acted as a servicer for County Bank of Rehoboth Beach, Delaware and since October 18, 2002, for First Bank of Delaware. On March 2, 2005, the FDIC issued revised Payday Lending Guidance which, among other things, limits the period a customer may have payday loans outstanding from any FDIC-insured bank to three months during a twelve-month period. The Payday Lending Guidance became effective on July 1, 2005. As a result of the Payday Lending Guidance, the Company is transitioning from the bank-funded consumer loan model to the company-funded consumer loan model in most of the states where it previously offered bank-funded consumer loans. As part of this transition, the Company terminated its relationship with County Bank and will amend its relationship with First Bank during the first quarter of fiscal year 2006.
As of June 30, 2005, the Company had completed the transition of 241 stores in the following states to the company- funded loan model: Arizona, California, Hawaii, New Mexico, Nevada, Utah, Washington and the District of Columbia. Since June 30, 2005, the Company has transitioned all stores in the remaining states where enabling legislation exists, with the exception of Ohio. In August 2005, we received license approval from the state of Ohio to offer payday loans under state law. Until this license was approved, we continued to offer bank funded loans in the 22 Ohio locations under the 90 day loan limitation. On August 26, 2005 the Company began offering company-funded loans in the Ohio stores.
On behalf of First Bank in the United States, the Company markets unsecured short-term loans to customers with established bank accounts and verifiable sources of income. Historically, loans have been made for amounts up to $1,000, with terms of 7 to 23 days. Under these programs, the Company earns servicing fees, which may be reduced if the related loans are not collected. The Company maintains a reserve for estimated reductions. In addition, the Company maintains a reserve

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for anticipated losses for loans the Company makes directly. In order to estimate the appropriate level of these reserves, the Company considers the amount of outstanding loans owed to it, as well as loans owed to First Bank and serviced by the Company, the historical loans charged-off, current collection patterns and current economic trends. As these conditions change, additional allowances might be required in future periods. During fiscal 2005, County Bank originated or extended approximately $115.5 million of loans through the Company locations and document transmitters. First Bank originated or extended approximately $303.2 million of loans through the Company during this period. County Bank originated or extended approximately $136.2 million of loans through the Company locations and document transmitters during fiscal 2004 and First Bank originated or extended approximately $249.1 million of loans through the Company for the same period.
The Company also originates unsecured short-term loans to customers on its own account in Canada, the United Kingdom and certain United States markets. The Company bears the entire risk of loss related to these loans. In the United States, these loans are made for amounts up to $1,000, with terms of 7 to 37 days. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers’ income with terms of 1 to 35 days. The Company issues loans in the United Kingdom for up to £600, with a term of 28 days. The Company originated or extended approximately $684.7 million of the short-term consumer loans through its locations and document transmitters during fiscal 2005 and approximately $491.4 million through its locations and document transmitters during 2004. In addition, beginning in fiscal 2003 the Company acted as a direct lender of longer-term installment loans in the United Kingdom. This product was introduced in certain U.S. and Canadian markets at the end of fiscal year 2004. In the United States for fiscal 2005, the Company originated 414 installment loans with an average principal amount of $781 and a weighted average term of approximately 275 days. The Company originated or extended installment loans through its locations in the United States of approximately $324 thousand in fiscal 2005. In Canada, the Company originated 2,167 installment loans with an average principal amount of $1,180 and a weighted average term of approximately 215 days. The Company originated or extended installment loans through its locations in Canada of approximately $2.6 million in fiscal 2005. In the United Kingdom for fiscal 2005, the Company originated 6,935 installment loans with an average principal amount of $1,079 and a weighted average term of approximately 365 days. In the United Kingdom for fiscal 2004, the Company originated 4,675 longer-term installment loans with an average principal amount of $845 and a weighted average term of approximately 365 days. The Company originated or extended installment loans through its locations in the United Kingdom of approximately $7.5 million in fiscal 2005 and $3.9 million in fiscal 2004.
On November 15, 2002, the Company entered into an agreement with a third party to sell, without recourse, subject to certain obligations, a participation interest in a portion of short-term consumer loans originated by the Company in the United Kingdom. The transfer of assets was treated as a financing under FAS 140 and is included in Other Collateralized Borrowings on the balance sheet. The Agreement gave the third party a first priority lien, charge, and security interest in the assets pledged. The Agreement provided for collateralized borrowings up to $10.0 million against which $8.0 million of the loans receivable had been pledged at June 30, 2003. Under the Agreement, the third party retained the right to reduce the amount of borrowings to no less than $4.0 million. The Company paid an annual interest rate of 15.6% on the amount borrowed, which was subject to loss rates on the related loans. On June 30, 2004 the Company terminated the agreement and paid $8.0 million to repurchase the participation interest, $104,000 of accrued interest and $276,660 representing a prepayment penalty. In connection with the repurchase of the participation interest, the liens on the loans receivable were released.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The Company had approximately $41.4 million and $32.9 million of loans on its balance sheet at June 30, 2005 and 2004, respectively, which is reflected in loans receivable. Loans receivable, net at June 30, 2005 and 2004 are reported net of a reserve of $2.7 million and $2.3 million, respectively, related to consumer lending. Net charge-offs for company-originated loans, which are charged against the allowance for loan losses for the fiscal years ended June 30, 2005, 2004 and 2003 were $14.4 million, $9.0 million and $10.4 million, respectively. For the years ended June 30, 2005, 2004 and 2003, total consumer lending revenue, net earned by the Company was $123.6 million, $98.0 million and $82.6 million, respectively.
Activity in the allowance for loan losses during the fiscal years ended 2003, 2004 and 2005 was as follows (in thousands):

Allowance for Loan Losses	Year Ended June 30,

	2003	2004	2005

Balance at beginning of year	$1,694	$1,344	$2,315
Provision charged to loan revenues	9,967	9,928	14,793
Foreign currency translation	75	15	(28)
Net Charge-offs	(10,392)	(8,972)	(14,333)

Balance at end of year	$1,344	$2,315	$2,747

14.	Capital Stock
Effective January 27, 2005, the Company executed an Amended and Restated Certificate of Incorporation, which increased the authorized common stock to 55,500,000 shares and also authorized 10,000,000 shares of par value $0.001 preferred stock. The Company also took the following actions:

•	Converted the par value of its common stock from $1 per common share to $0.001 per common share;

•	Declared a 555-to-1 stock split of the common stock;

•	Authorized the adoption of the 2005 Stock Incentive Plan to selected employees, directors and consultants which provides for issuance of up to 1,718,695 shares of common stock or options to purchase shares of common stock;

•	Authorized the redemption of its 16.0% Senior Notes;

•	Authorized the redemption of its 13.95% Senior Subordinated Notes; and

•	Authorized $2.5 million to pay a fee to terminate a management services agreement among the Company, OPCO and Leonard Green & Partners, L.P.
All common stock and per share amounts have been restated to reflect the effect of the stock split.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
On January 28, 2005, the Company announced the pricing of the initial public offering of 7,500,000 shares of its common stock at $16.00 per share. The Company has sold 7,378,125 shares of common stock and a selling stockholder has sold 121,875 shares of common stock. The Company did not receive any proceeds from the sale of its shares by the selling stockholder. In connection with the IPO, the selling stockholder participated in the proportionate costs of the underwriter’s fee. No other diminimus costs were proportionately shared. On February 2, 2005, the Company received $109.8 million in net proceeds in connection with this offering. The following table summarizes the use of funds (in millions):

Redeem in full the outstanding principal amount of 16.0% Senior Notes due 2012 at a redemption price of 110.0% of the current accretion amount:
Principal	$45.3
Accrued interest	1.6
Redemption premium	4.7

Total cost of redemption of 16.0% Senior Notes due 2012	51.6
Redeem in full the outstanding principal amount of 13.95% Senior Subordinated Notes due 2012 at a redemption price of 100.0% of the current accretion amount:
Principal	44.5
Accrued interest	1.3
Redemption premium	—

Total cost of redemption of 13.95% Senior Subordinated Notes due 2012	45.8
Terminate a management services agreement among the Company, OPCO and Leonard Green & Partners, L.P. prior to the contractual date of termination	2.5
Pay estimated fees and expenses with respect to the offering and the related transactions	2.7
Use the remaining proceeds for working capital and general corporate purposes	7.2

Total use of net proceeds	$109.8

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Company’s credit agreement, as amended and restated as of July 8, 2005, and the indenture dated November 13, 2003 relating to OPCO’s 9.75% Senior Notes due 2011, contain restriction on our declaration and payment of dividends.
There are no preemptive or conversion rights or other subscription rights of common stock holders. There are no redemption or sinking fund provisions applicable to the common stock.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.     Geographic Segment Information
All operations for which geographic data is presented below are in one principal industry (check cashing and ancillary services) (in thousands):

	United		United
	States	Canada	Kingdom	Total

2003
Identifiable assets	$148,266	$88,240	$77,105	$313,611
Goodwill and other intangibles, net	56,609	38,394	48,413	143,416
Sales to unaffiliated customers:
Check cashing	49,147	33,301	25,987	108,435
Consumer lending:
Fees from consumer lending	70,340	22,492	14,748	107,580
Provision for loan losses and adjustment to servicing revenue	(19,368)	(3,247)	(2,380)	(24,995)

Consumer lending, net	50,972	19,245	12,368	82,585
Money transfers	4,675	5,143	1,834	11,652
Franchise fees and royalties	—	2,487	—	2,487
Other	5,678	6,847	1,704	14,229

Total sales to unaffiliated customers	110,472	67,023	41,893	219,388
Interest expense, net	32,067	(917)	3,470	34,620
Depreciation and amortization	5,377	1,837	1,965	9,179
(Loss) income before income taxes	(34,189)	26,058	8,272	141
Income tax (benefit) provision	(4,913)	10,944	2,704	8,735
2004
Identifiable assets	$127,679	$92,835	$98,823	$319,337
Goodwill and other intangibles, net	56,514	38,821	53,783	149,118
Sales to unaffiliated customers:
Check cashing	47,716	38,483	31,198	117,397
Consumer lending:
Fees from consumer lending	71,577	31,479	19,405	122,461
Provision for loan losses and adjustment to servicing revenue	(17,504)	(3,001)	(3,984)	(24,489)

Consumer lending, net	54,073	28,478	15,421	97,972
Money transfers	4,525	5,775	2,732	13,032
Franchise fees and royalties	—	3,255	—	3,255
Other	3,546	8,475	2,430	14,451

Total sales to unaffiliated customers	109,860	84,466	51,781	246,107
Interest expense, net	33,247	2,492	4,384	40,123
Depreciation and amortization	5,220	2,476	2,136	9,832
Loss on extinguishment of debt	10,355	—	—	10,355
(Loss) income before income taxes	(36,493)	27,418	11,884	2,809
Income tax provision	17,787	10,111	2,944	30,842

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
15.     Geographic Segment Information (continued)

	United		United
	States	Canada	Kingdom	Total

2005
Identifiable assets	$160,329	$117,987	$109,540	$387,856
Goodwill and other intangibles, net	87,535	42,459	56,196	186,190
Sales to unaffiliated customers:
Check cashing	46,596	43,686	38,466	128,748
Consumer lending:
Fees from consumer lending	78,795	48,680	25,829	153,304
Provision for loan losses and adjustment to servicing revenue	(18,127)	(5,819)	(5,779)	(29,725)

Consumer lending, net	60,668	42,861	20,050	123,579
Money transfers	4,239	6,845	3,687	14,771
Franchise fees and royalties	2,982	4,167	—	7,149
Other	3,643	10,665	3,011	17,319

Total sales to unaffiliated customers	118,128	108,224	65,214	291,566
Interest expense, net	30,226	650	3,002	33,878
Depreciation and amortization	5,739	3,240	2,023	11,002
Loss on extinguishment of debt	8,097	—	—	8,097
(Loss) income before income taxes	(35,052)	38,251	16,430	19,629
Income tax provision	(52)	15,172	4,866	19,986
16.     Related Party Transactions
During fiscal 1999, the Company issued loans to certain members of management to pay personal income tax expense associated with the exercise of certain options and grants of certain stock. In conjunction with the Company’s initial public offering, the Company forgave accrued interest under the management loans (in aggregate amount of approximately $2.5 million) and accepted the management individuals exchange of shares of the Company’s common stock held by them in full satisfaction of the principal amount of such loans (in the aggregate amount of approximately $6.7 million). For the purposes of the exchange, the Company valued its common stock at the initial public offering price.
Under an amended and restated management services agreement among Leonard Green & Partners, L.P., Dollar Financial Group, Inc. and the Company, the Company agreed to pay Leonard Green & Partners, L.P. an annual fee equal to $1.0 million for ongoing management, consulting and financial planning services, as well as reimbursement of any out-of-pocket expenses incurred. The agreement was scheduled to terminate on November 13, 2008. However the parties terminated the agreement in conjunction with the closing of the Company’s initial public equity offering because the Company believes it is appropriate as a public company to minimize related party transactions. In connection with this termination, the Company paid Leonard Green & Partners, L.P. accrued fees of $1.2 million and a termination fee of $2.5 million.
In conjunction with the Company’s initial public equity offering, the Company’s Chairman and Chief Executive Officer, as the only selling stockholder, participated in the costs of the underwriter’s fee. No other diminimus costs were proportionately shared.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
17.     Subsidiary Guarantor Financial Information
OPCO’s payment obligations under its 9.75% Senior Notes due 2011 are jointly and severally guaranteed (such guarantees, the “Guarantees”) on a full and unconditional basis by the Company and by OPCO’s existing and future domestic subsidiaries (the “Guarantors”). Guarantees of the notes by Guarantors directly owning, now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In the event OPCO directly owns a foreign subsidiary in the future, the notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary (such capital stock of foreign subsidiaries referenced in this paragraph collectively, the “Collateral”). The non-guarantors consist of OPCO’s foreign subsidiaries (“Non-guarantors”).
The Guarantees of the notes:

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Guarantors; and

•	are effectively junior to any indebtedness of OPCO, including indebtedness under the Company’s senior secured reducing revolving credit facility, that is either (1) secured by a lien on the Collateral that is senior or prior to the second priority liens securing the Guarantees of the notes or (2) secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.
Separate financial statements of each Guarantor that is a subsidiary of OPCO have not been presented because they are not required by securities laws and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2005 and 2004 and the condensed consolidating statements of operations and cash flows for the twelve months ended June 30, 2005, 2004 and 2003 of OPCO, the combined Guarantors, the combined Non-Guarantors and the consolidated Company.

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING BALANCE SHEETS
June 30, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$4	$30,049	$62,451	$—	$92,504
Loans receivable
Loans receivable	—	5,076	35,150	—	40,226
Less: Allowance for loan losses	—	(470)	(2,277)		(2,747)

Loans receivable, net	—	4,606	32,873	—	37,479
Other consumer lending receivables	—	9,163	—		9,163
Other receivables	276	1,370	2,969	(216)	4,399
Income taxes receivable	—	1,053	—	—	1,053
Prepaid expenses	—	2,948	3,910	—	6,858
Deferred tax asset	—	—	71	—	71
Due from affiliates	—	53,893	—	(53,893)	—
Due from parent	—	2,398	—	(2,398)	—
Property and equipment, net	—	12,456	23,155	—	35,611
Goodwill and other intangibles, net	—	87,535	98,655	—	186,190
Debt issuance costs, net	—	10,558	—	—	10,558
Investment in subsidiaries	59,759	317,853	9,660	(387,272)	—
Other	—	527	3,443	—	3,970

	$60,039	$534,409	$237,187	$(443,779)	$387,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$—	$7,298	$11,958	$—	$19,256
Foreign income taxes payable	—	—	4,648	—	4,648
Accrued expenses and other liabilities	5	14,833	12,071	—	26,909
Accrued interest payable	—	3,291	216	(216)	3,291
Deferred tax liability	—	1,757	595	—	2,352
Due to affiliate	398	—	55,893	(56,291)	—
9.75% Senior Notes due 2011	—	271,764	—	—	271,764

	403	298,943	85,381	(56,507)	328,220
Shareholders’ equity
Common stock	18	—	—	—	18
Additional paid in capital	149,900	104,926	30,259	(124,088)	160,997
(Accumulated deficit) retained earnings	(110,788)	105,740	106,410	(223,247)	(121,885)
Accumulated other comprehensive income	20,506	24,800	15,137	(39,937)	20,506

Total shareholders’ equity	59,636	235,466	151,806	(387,272)	59,636

	$60,039	$534,409	$237,187	$(443,779)	$387,856

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF OPERATIONS
Year Ended June 30, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc. and	Subsidiary
	Financial	Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Revenues:
Check cashing	$—	$46,596	$82,152	$—	$128,748
Consumer lending:
Fees from consumer lending	—	78,795	74,509	—	153,304
Provision for loan losses and adjustment to servicing income	—	(18,127)	(11,598)	—	(29,725)

Consumer lending, net	—	60,668	62,911	—	123,579
Money transfer fees	—	4,239	10,532	—	14,771
Franchise fees and royalties	—	2,982	4,167	—	7,149
Other	—	3,643	13,676	—	17,319

Total revenues	—	118,128	173,438	—	291,566

Store and regional expenses:
Salaries and benefits	—	46,138	45,844	—	91,982
Occupancy	—	11,493	11,406	—	22,899
Depreciation	—	3,609	3,617	—	7,226
Returned checks, net and cash shortages	—	4,612	5,959	—	10,571
Telephone and communications	—	3,750	2,248	—	5,998
Advertising	—	3,793	4,668	—	8,461
Bank charges	—	1,939	2,022	—	3,961
Armored carrier expenses	—	1,499	2,161	—	3,660
Other	—	14,669	15,051	—	29,720

Total store and regional expenses	—	91,502	92,976	—	184,478

Store and regional margin	—	26,626	80,462	—	107,088

Corporate and other expenses:
Corporate expenses	—	19,774	18,502	—	38,276
Management fee	637	(1,767)	1,767	—	637
Other depreciation and amortization	—	2,130	1,646	—	3,776
Interest expense, net	7,641	22,585	3,652	—	33,878
Loss on extinguishment of debt	8,097	—	—	—	8,097
Termination of management services agreement	2,500	—	—	—	2,500
Other	141	(60)	214	—	295
Equity in subsidiary	(18,659)	—	—	18,659	—

(Loss) income before income taxes	(357)	(16,036)	54,681	(18,659)	19,629
Income tax (benefit) provision	—	(52)	20,038	—	19,986

Net (loss) income	$(357)	$(15,984)	$34,643	$(18,659)	$(357)

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended June 30, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc. and	Subsidiary
	Financial	Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income	$(357)	$(15,984)	$34,643	$(18,659)	$(357)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities
Undistributed income of subsidiaries	(18,659)	—	—	18,659	—
Depreciation and amortization	19	7,239	5,265	—	12,523
Loss on extinguishment of debt	5,114	—	—	—	5,114
Losses on store closings and sales	—	(155)	221	—	66
Foreign currency loss on revaluation subordinated notes payable	—	180	—	—	180
Deferred tax provision	—	1,757	595	—	2,352
Change in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in loans and other receivables	(3,662)	2,776	(6,263)	(68)	(7,217)
Decrease in income taxes receivable	—	39,061	6,117	(40,106)	5,072
Decrease (increase) in prepaid expenses and other	9	(1,478)	(2,561)	—	(4,030)
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	3,902	(36,161)	627	40,174	8,542

Net cash (used in) provided by operating activities	(13,634)	(2,765)	38,644	—	22,245
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(25,881)	(4,069)	—	(29,950)
Additions to property and equipment	—	(6,384)	(8,473)	—	(14,857)
Net decrease in due from affiliates	—	65,890	—	(65,890)	—

Net cash provided by (used in) investing activities	—	33,625	(12,542)	(65,890)	(44,807)
Cash flows from financing activities:
Proceeds from initial public stock offering	109,786	—	—	—	109,786
Proceeds from the exercise of stock options	64	—	—	—	64
Redemption of 16.0% Senior Notes due 2012	(50,416)	—	—	—	(50,416)
Redemption of 13.95% Senior Subordinated Notes due 2012	(44,661)	—	—	—	(44,661)
Other debt payments	—	(93)	(13)	—	(106)
Issuance of 9.75% Senior Notes due 2011	—	30,750	—	—	30,750
Payment of initial public stock offering costs	(1,462)	—	—	—	(1,462)
Payment of debt issuance costs	(3)	(727)	—	—	(730)
Net decrease in due to affiliates and due from parent	(3,284)	(54,255)	(8,351)	65,890	—
Dividend paid to parent	3,610	(3,610)	—	—	—

Net cash provided by (used in) financing activities	13,634	(27,935)	(8,364)	65,890	43,225
Effect of exchange rate changes on cash and cash equivalents	—	—	2,571	—	2,571

Net increase in cash and cash equivalents	—	2,925	20,309	—	23,234
Cash and cash equivalents at beginning of period	4	27,124	42,142	—	69,270

Cash and cash equivalents at end of period	$4	$30,049	$62,451	$—	$92,504

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING BALANCE SHEETS
June 30, 2004
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$4	$27,124	$42,142	$—	$69,270
Loans receivable
Loans receivable	—	3,387	28,064	—	31,451
Less: Allowance for loan losses	—	(694)	(1,621)	—	(2,315)

Loans receivable, net	—	2,693	26,443	—	29,136
Other consumer lending receivables	—	8,855	—	—	8,855
Other receivables	—	1,980	2,360	(284)	4,056
Income taxes receivable	—	8	6,117	—	6,125
Prepaid expenses	—	1,772	2,608	—	4,380
Notes and interest receivable-officers	1,431	3,354	—	—	4,785
Due from affiliates	—	63,791	—	(63,791)	—
Due from parent	—	5,682	—	(5,682)	—
Property and equipment, net	—	10,957	17,008	—	27,965
Goodwill and other intangibles, net	—	56,514	92,604	—	149,118
Debt issuance costs, net	268	11,160	—	—	11,428
Investment in subsidiaries	38,017	255,084	6,705	(299,806)	—
Other	1,392	451	2,376	—	4,219

	$41,112	$449,425	$198,363	$(369,563)	$319,337

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Accounts payable	$—	$6,445	$9,397	$—	$15,842
Foreign income taxes payable	—	—	5,979	—	5,979
Accrued expenses and other liabilities	946	7,079	10,148	—	18,173
Accrued interest payable	1,649	2,974	888	(284)	5,227
Due to affiliate	5,682	—	63,791	(69,473)	—
9.75% Senior Notes due 2011	—	241,176	—	—	241,176
16.0% Senior Notes due 2012	42,070	—	—	—	42,070
13.95% Senior Subordinated Notes due 2012	41,652	—	—	—	41,652
Other long-term debt	—	93	12	—	105

	91,999	257,767	90,215	(69,757)	370,224
Shareholders’ (deficit) equity
Common stock	11	—	—	—	11
Additional paid in capital	50,373	104,926	27,304	(121,133)	61,470
(Accumulated deficit) retained earnings	(109,819)	81,996	71,767	(164,860)	(120,916)
Accumulated other comprehensive income	13,813	4,736	9,077	(13,813)	13,813
Treasury stock	(956)	—	—	—	(956)
Management equity loan	(4,309)	—	—	—	(4,309)

Total shareholders’ (deficit) equity	(50,887)	191,658	108,148	(299,806)	(50,887)

	$41,112	$449,425	$198,363	$(369,563)	$319,337

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF OPERATIONS
Year Ended June 30, 2004
(in thousands)

		Dollar Financial
	Dollar	Group, Inc. and	Subsidiary
	Financial	Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Revenues:
Check cashing	$—	$47,717	$69,680	$—	$117,397
Consumer lending:
Fees from consumer lending	—	71,577	50,884	—	122,461
Provision for loan losses and adjustment to servicing income	—	(17,505)	(6,984)	—	(24,489)

Consumer lending, net	—	54,072	43,900	—	97,972
Money transfer fees	—	4,525	8,507	—	13,032
Franchise fees and royalties	—	—	3,255	—	3,255
Other	—	3,546	10,905	—	14,451

Total revenues	—	109,860	136,247	—	246,107
Store and regional expenses:
Salaries and benefits	—	42,764	37,674	—	80,438
Occupancy	—	11,014	8,843	—	19,857
Depreciation	—	3,500	3,088	—	6,588
Returned checks, net and cash shortages	—	4,271	4,943	—	9,214
Telephone and communications	—	3,793	2,033	—	5,826
Advertising	—	3,786	3,204	—	6,990
Bank charges	—	2,140	1,604	—	3,744
Armored carrier expenses	—	1,381	1,670	—	3,051
Other	—	12,901	12,447	—	25,348

Total store and regional expenses	—	85,550	75,506	—	161,056

Store and regional margin	—	24,310	60,741	—	85,051

Corporate and other expenses:
Corporate expenses	—	15,140	12,016	—	27,156
Management fee	1,003	(709)	709	—	1,003
Other depreciation and amortization	—	1,720	1,524	—	3,244
Interest expense, net	14,820	18,428	6,875	—	40,123
Loss on extinguishment of debt	2,869	7,209	277	—	10,355
Other	—	325	36	—	361
Equity in subsidiary	(4,912)	—	—	4,912	—

(Loss) income before income taxes	(13,780)	(17,803)	39,304	(4,912)	2,809
Income tax provision	14,253	3,535	13,054	—	30,842

Net (loss) income	$(28,033)	$(21,338)	$26,250	$(4,912)	$(28,033)

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended June 30, 2004
(in thousands)

		Dollar Financial
	Dollar	Group, Inc. and	Subsidiary
	Financial	Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income	$(28,033)	$(21,338)	$26,250	$(4,912)	$(28,033)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiary	(4,912)	—	—	4,912	—
Accretion of interest expense from 13.0% Senior Discount Notes	5,827	—	—	—	5,827
Depreciation and amortization	143	6,774	4,796	—	11,713
Loss on extinguishment of debt	2,869	7,209	277	—	10,355
Losses on store closings and sales	—	150	37	—	187
Foreign currency gain on revaluation of subordinated notes payable	—	—	(838)	—	(838)
Deferred tax provision (benefit)	16,448	(838)	—	—	15,610
Change in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(257)	(965)	(7,982)	(40)	(9,244)
Increase in income taxes receivable	(1,385)	(18,486)	(5,836)	22,521	(3,186)
(Increase) decrease in prepaid expenses and other	—	352	(1,112)	—	(760)
Increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	8,523	22,528	9,394	(22,481)	17,964

Net cash (used in) provided by operating activities	(777)	(4,614)	24,986	—	19,595
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—	(550)	—	(550)
Gross proceeds from sale of fixed assets	—	—	81	—	81
Additions to property and equipment	—	(1,971)	(6,179)	—	(8,150)
Net decrease in due from affiliates	—	(31,416)	—	31,416	—

Net cash used in investing activities	—	(33,387)	(6,648)	31,416	(8,619)
Cash flows from financing activities:
Redemption of 16.0% Senior Notes due 2012	(10,283)	—	—	—	(10,283)
Redemption of 13.95% Senior Subordinated Notes due 2012	(9,060)	—	—	—	(9,060)
Redemption of 10.875% Senior Subordinated Notes due 2006	—	(20,734)	—	—	(20,734)
Redemption of 13.0% Senior Discount Notes due 2006	(22,962)	—	—	—	(22,962)
Redemption of collateralized borrowings	—	—	(8,277)	—	(8,277)
Other debt borrowings (payments)	—	93	(165)	—	(72)
Issuance of 9.75% Senior Notes due 2011	—	241,176	—	—	241,176
Redemption of 10.875% Senior Notes due 2006	—	(111,170)	—	—	(111,170)
Net decrease in revolving credit facilities	—	(60,764)	(935)	—	(61,699)
Payment of initial public stock offering costs	(1,392)	—	—	—	(1,392)
Payment of debt issuance costs	(289)	(10,929)	—	—	(11,218)
Net increase (decrease) in due to affiliates and due from parent	4,064	33,958	(6,606)	(31,416)	—
Dividend paid to parent	40,699	(40,699)	—	—	—

Net cash provided by (used in) financing activities	777	30,931	(15,983)	(31,416)	(15,691)
Effect of exchange rate changes on cash and cash equivalents	—	—	2,176	—	2,176

Net (decrease) increase in cash and cash equivalents	—	(7,070)	4,531	—	(2,539)
Cash and cash equivalents at beginning of period	4	34,194	37,611	—	71,809

Cash and cash equivalents at beginning of period	$4	$27,124	$42,142	$—	$69,270

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF OPERATIONS
Year Ended June 30, 2003
(in thousands)

	Dollar	Dollar Financial
	Financial	Group, Inc. and
	Corp.	Subsidiaries	Eliminations	Consolidated

Revenues	$—	$219,388	$—	$219,388
Store and regional expenses:
Salaries and benefits	—	73,698	—	73,698
Occupancy	—	18,896	—	18,896
Depreciation	—	5,908	—	5,908
Other	—	49,029	—	49,029

Total store and regional expenses	—	147,531	—	147,531

Store and regional margin	—	71,857	—	71,857

Corporate and other expenses:
Corporate expenses	—	26,039	—	26,039
Management fees	1,049	—	—	1,049
Other depreciation and amortization	—	3,271	—	3,271
Interest expense, net	14,452	20,168	—	34,620
Litigation settlement costs	—	2,750	—	2,750
Other	—	3,987	—	3,987
Equity in subsidiary	(2,131)	—	2,131	—

(Loss) income before income taxes	(13,370)	15,642	(2,131)	141
Income tax (benefit) provision	(4,776)	13,511	—	8,735

Net income (loss)	$(8,594)	$2,131	$(2,131)	$(8,594)

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF CASH FLOWS
Year Ended June 30, 2003
(in thousands)

		Dollar Financial
	Dollar	Group, Inc. and
	Financial	Subsidiary
	Corp.	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income	$(8,594)	$2,131	$(2,131)	$(8,594)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Undistributed income of subsidiary	(2,131)	—	2,131	—
Accretion of interest expense from 13.0% Senior Discount Notes	14,373	—	—	14,373
Depreciation and amortization	338	10,971	—	11,309
Losses on store closings and sales and other restructuring	—	3,987	—	3,987
Foreign currency gain on revaluation of subordinated notes payable	—	(398)	—	(398)
Deferred tax (benefit) provision	(5,093)	783	—	(4,310)
Change in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(258)	(5,278)	(4,249)	(9,785)
Decrease (increase) in income taxes receivable	317	(10,960)	10,960	317
Decrease in prepaid expenses and other	—	1,375	—	1,375
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	81	1,221	(6,711)	(5,409)

Net cash (used in) provided by operating activities	(967)	3,832	—	2,865
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(3,251)	—	(3,251)
Additions to property and equipment	—	(7,428)	—	(7,428)

Net cash used in investing activities	—	(10,679)	—	(10,679)
Cash flows from financing activities:
Other debt payments	—	(3)	—	(3)
Other collateralized borrowings	—	8,000	—	8,000
Net decrease in revolving credit facilities	—	(17,237)	—	(17,237)
Payment of debt issuance costs	—	(690)	—	(690)
Net increase in due to affiliates and due from parent	967	(967)	—	—

Net cash provided by (used in) financing activities	967	(10,897)	—	(9,930)
Effect of exchange rate changes on cash and cash equivalents	—	2,916	—	2,916

Net decrease in cash and cash equivalents	—	(14,828)	—	(14,828)
Cash and cash equivalents at beginning of period	4	86,633	—	86,637

Cash and cash equivalents at end of period	$4	$71,805	$—	$71,809

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Subsequent Events
On July 8, 2005, the Company entered into an amendment and restatement of its Credit Facility to increase the maximum amount of the Credit Facility from $55 million to $80 million. The amendment and restatement reduced the rate of interest and fees payable under the Credit Facility and eliminated the quarterly reductions to the commitment amount. In addition, the amendment and restatement extended the term of the credit facility for one additional year to November 12, 2009. At the Company’s request, existing lenders and/or additional lenders may agree to increase the maximum amount of the credit facility to $100 million. Under the credit facility, up to $30.0 million may be used in connection with letters of credit.

19.	Unaudited Quarterly Operating Results
Summarized quarterly financial data for the fiscal years ended June 30, 2005 and 2004 are as follows:

	Three Months Ended				Year Ended

	September 30	December 31	March 31	June 30	June 30,

	(unaudited)
	(in thousands except per share data)
Fiscal 2005:
Revenues	$66,157	$72,386	$76,449	$76,574	$291,566
Income (loss) before income taxes	$3,263	$6,387	$958	$9,021	$19,629
Net income (loss)	$(91)	$1,133	$(4,479)	$3,080	$(357)
Basic earnings (loss) per share	$(0.01)	$0.10	$(0.28)	$0.17	$(0.03)
Diluted earnings (loss) per share	$(0.01)	$0.10	$(0.28)	$0.17	$(0.03)
Fiscal 2004:
Revenues	$56,990	$60,762	$65,357	$62,998	$246,107
Income (loss) before income taxes	$1,243	$(6,481)	$7,392	$655	$2,809
Net income (loss)	$(2,601)	$(24,973)	$1,603	$(2,062)	$(28,033)
Basic earnings (loss) per share	$(0.24)	$(2.28)	$0.15	$(0.19)	$(2.56)
Diluted earnings (loss) per share	$(0.24)	$(2.28)	$0.14	$(0.19)	$(2.56)

DOLLAR FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Market Information
Our common shares are traded on the NASDAQ National Market under the symbol “DLLR.” Our common stock was initially offered to the public on January 28, 2005 at a price of $16.00 Below is a summary of the high and low prices of our stock for each quarterly period since the date of our initial public offering as reported on the NASDAQ National Market. On January 28, 2005, the closing price of our common stock was $16.00.

Period	High	Low

January 28, 2005 until March 31, 2005	$17.06	$10.57
April 1, 2005 until June 30, 2005	$13.00	$8.50

20.	Proposed Offering (unaudited)
On May 18, 2006, the Company’s Board of Directors approved the offering by the Company of up to 5,000,000 shares of Common Stock. The net proceeds from this offering are expected to be used to redeem a portion of OPCO’s outstanding 9.75% Senior Notes due in 2011 and to pay fees and expenses with respect to these transactions and any remaining proceeds will be used to repay additional indebtedness under OPCO’s revolving credit facility. Additionally, the Company expects to register up to 3,050,000 previously issued shares in connection with the Offering.

DOLLAR FINANCIAL CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share amounts)

	June 30,	March 31,

	2005	2006

		(unaudited)
ASSETS
Cash and cash equivalents	$92,504	$111,308
Loans receivable
Loans receivable	40,226	51,329
Less: Allowance for loan losses	(2,747)	(4,732)

Loans receivable, net	37,479	46,597
Other consumer lending receivables, net	9,163	5,370
Other receivables	4,399	9,317
Income taxes receivable	1,053	1,603
Prepaid expenses	6,858	7,355
Deferred tax asset, net of valuation allowance of $37,460 and $43,116	71	72
Property and equipment, net of accumulated depreciation of $62,555 and $69,986	35,611	37,921
Goodwill and other intangibles, net of accumulated amortization of $23,079 and $20,853	186,190	210,490
Debt issuance costs, net of accumulated amortization of $2,633 and $4,131	10,558	9,871
Other	3,970	2,146

	$387,856	$442,050

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$19,256	$19,185
Foreign income taxes payable	4,648	7,541
Accrued expenses and other liabilities	26,909	35,238
Accrued interest payable	3,291	9,891
Deferred tax liability	2,352	4,172
Revolving credit facilities	—	27,500
9.75% Senior Notes due 2011	271,764	271,556
Other long-term debt	—	642
Shareholders’ equity:
Common stock, $0.001 par value: 55,500,000 shares authorized; 18,080,652 shares and 18,178,511 shares issued and outstanding at June 30, 2005 and March 31, 2006, respectively	18	18
Additional paid-in capital	160,997	161,480
Accumulated deficit	(121,885)	(116,859)
Accumulated other comprehensive income	20,506	21,686

Total shareholders’ equity	59,636	66,325

	$387,856	$442,050

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.
INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share amounts)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2005	2006	2005	2006

Revenues:
Check cashing	$32,708	$36,288	$95,803	$105,859
Consumer lending:
Fees from consumer lending	37,225	41,343	113,970	118,675
Provision for loan losses and adjustment to servicing income	(4,308)	(6,352)	(22,517)	(22,873)

Consumer lending, net	32,917	34,991	91,453	95,802
Money transfer fees	3,722	4,460	10,915	12,680
Franchise fees and royalties	1,763	2,728	3,977	8,131
Other	5,343	7,992	12,844	19,119

Total revenues	76,453	86,459	214,992	241,591

Store and regional expenses:
Salaries and benefits	23,775	27,095	67,118	78,290
Occupancy	5,834	6,914	16,840	20,384
Depreciation	1,777	1,843	5,352	5,510
Returned checks, net and cash shortages	2,733	2,697	7,955	9,084
Telephone and communications	1,654	1,405	4,604	4,271
Advertising	1,988	1,943	7,109	6,765
Bank charges	1,022	1,279	2,935	3,523
Armored carrier expenses	934	1,069	2,648	3,091
Other	7,170	8,701	21,441	24,700

Total store and regional expenses	46,887	52,946	136,002	155,618

Store and regional margin	29,566	33,513	78,990	85,973

Corporate and other expenses:
Corporate expenses	9,147	11,453	26,897	31,035
Management fee	108	—	636	—
Other depreciation and amortization	801	878	2,882	2,689
Interest expense, net of interest income	7,766	7,566	27,237	22,245
Reserve for litigation settlement	—	5,800	—	5,800
Loss on extinguishment of debt	8,097	—	8,097	—
Termination of management services agreement	2,500	—	2,500	—
Other	189	300	133	718

Income before income taxes	958	7,516	10,608	23,486
Income tax provision	5,437	7,807	14,045	18,460

Net (loss) income	$(4,479)	$(291)	$(3,437)	$5,026

Net (loss) income per share:
Basic	$(0.28)	$(0.02)	$(0.27)	$0.28
Diluted	$(0.28)	$(0.02)	$(0.27)	$0.27
Weighted average shares outstanding:
Basic	15,935,660	18,119,199	12,569,815	18,103,530
Diluted	15,935,660	18,119,199	12,569,815	18,437,187
See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.
INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)

					Accumulated			Total
	Common Stock		Additional		Other			Shareholders’
			Paid-In	Accumulated	Comprehensive	Treasury	Management	(Deficit)
	Shares	Amount	Capital	Deficit	(Loss) Income	Stock	Equity Loan	Equity

Balance, June 30, 2004	10,965,779	$11	$61,470	$(120,916)	$13,813	$(956)	$(4,309)	$(50,887)
Comprehensive income Foreign currency translation					6,729			6,729
Other comprehensive loss					(36)			(36)
Net loss				(357)				(357)

Total comprehensive income								6,336
Initial public stock offering	7,378,125	7	106,932					106,939
Repayment of notes receivable from officers	(416,287)					(6,661)	4,309	(2,352)
Accrued interest on notes receivable from officers			(2,464)					(2,464)
We The People acquisition	141,935		2,000					2,000
Retirement of treasury stock			(7,005)	(612)		7,617		—
Share options exercised	11,100		64					64

Balance, June 30, 2005	18,080,652	18	160,997	(121,885)	20,506	—	—	59,636

Comprehensive income Foreign currency translation					1,189			1,189
Other comprehensive income					(9)			(9)
Net income				5,026				5,026

Total comprehensive income								6,206
Restricted stock grants	42,309							—
Share options exercised	55,550		395					395
Non-cash stock compensation			88					88

Balance, March 31, 2006 (unaudited)	18,178,511	$18	$161,480	$(116,859)	$21,686	$—	$—	$66,325

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.
INTERIM UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended
	March 31,

	2005	2006

Cash flows from operating activities:
Net (loss) income	$(3,437)	$5,026
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	9,380	9,501
Reserve for litigation settlement	—	5,800
Non-cash stock compensation	—	88
Loss on extinguishment of debt	5,114	—
(Gains) losses on store closings and sales	(54)	649
Foreign currency loss on revaluation of subordinated borrowings	183	5
Deferred tax (benefit) provision	(132)	1,801
Change in assets and liabilities (net of effect of acquisitions):
Increase in loans and other receivables	(5,312)	(9,853)
Decrease (increase) in income taxes receivable	1,254	(550)
(Increase) decrease in prepaid expenses and other	(2,135)	1,238
Increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	13,281	8,527

Net cash provided by operating activities	18,142	22,232
Cash flows from investing activities:
Acquisitions, net of cash acquired	(25,358)	(19,970)
Additions to property and equipment	(9,324)	(11,899)

Net cash used in investing activities	(34,682)	(31,869)
Cash flows from financing activities:
Proceeds from initial public stock offering	109,786	—
Proceeds from the exercise of stock options	—	395
Redemption of 16% Senior Notes due 2012	(50,416)	—
Redemption of 13.95% Senior Subordinated Notes due 2012	(44,661)	—
Other debt (payments) borrowings	(93)	642
Net increase in revolving credit facilities	11,000	27,500
Payment of initial public stock offering costs	(1,309)	—
Payment of debt issuance costs	(167)	(1,218)

Net cash provided by financing activities	24,140	27,319
Effect of exchange rate changes on cash and cash equivalents	3,923	1,122

Net increase in cash and cash equivalents	11,523	18,804
Cash and cash equivalents at beginning of period	69,270	92,504

Cash and cash equivalents at end of period	$80,793	$111,308

See notes to interim unaudited consolidated financial statements.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited interim consolidated financial statements are of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively the “Company”). The Company is the parent company of Dollar Financial Group, Inc. (“OPCO”) and its wholly owned subsidiaries. The activities of the Company consist primarily of its investment in OPCO. The Company’s unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by U.S. generally accepted accounting principles for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements in its annual report on Form 10-K (File No. 000-50866) for the fiscal year ended June 30, 2005 filed with the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results of interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.
The Company is a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. The Company operates a store network of 1,269 locations (of which 758 are company-owned) operating as Money Mart®, The Money Shop, Loan Mart®, Insta-Cheques® and We The People® in 35 states, the District of Columbia, Canada and the United Kingdom. This network includes 1,105 locations (including 736 company-owned) in 16 states and the District of Columbia offering financial services including check cashing, short-term consumer loans, sale of money orders, money transfer services and various other related services. Also included in this network is the Company’s newly acquired business, We The People USA, which offers retail based legal documentation preparation services through a network of 22 company-owned and 142 franchised locations in 31 states.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments including those related to revenue recognition, loss reserves, income taxes and intangible assets. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.
Reclassification
Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or shareholders’ equity.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Revenue Recognition
During fiscal 2006, the Company began to market and service bank-funded consumer installment loans in the United States with terms of four months made by First Bank of Delaware (“First Bank”). First Bank is responsible for the application review process and for determining whether to approve an application and fund a loan. As a result, loans are not recorded on the Company’s balance sheet. The Company earns a marketing and servicing fee for each loan that is paid by a borrower to First Bank. The servicing fee is recognized ratably using the effective interest rate method. This fee is reduced by losses incurred by the bank on such loans. The Company maintains a reserve for future servicing fee adjustments based on the bank’s outstanding loan balance. This liability was $617,000 at March 31, 2006 and is included in accrued expenses and other liabilities.
If a First Bank installment loan borrower defaults, the Company’s servicing fee is reduced. The Company anticipates that it will collect a portion of the defaulted loans, increasing its earned servicing fee; accordingly, a servicing fee receivable is maintained, along with a corresponding allowance. To estimate the appropriate allowance, the Company considers historical default rates, current and expected collection patterns and current economic trends. The servicing fee receivable, net of a $1.7 million allowance, was $831,000 at March 31, 2006 and is included in other consumer lending receivables, net.
During the quarter ended March 31, 2006, the Company adopted a refinement to its existing policy on allowance for loan losses for its short term consumer loans. This refinement results in a policy consistent with the policy on installment loans. When a short-term consumer loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and charged against revenue in the period that the loan is placed in default status. Collections on defaulted short-term consumer loans are credited to the allowance in the period they are received. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current and expected collection patterns and current economic trends is charged against revenues. The receivable for defaulted loans, net of an $11.2 million allowance, was $2.8 million at March 31, 2006 and is reported on our balance sheet in other consumer lending receivables, net.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Earnings Per Share
Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding, after adjusting for the dilutive effect of stock options. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in thousands):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2005	2006	2005	2006

Net income	$(4,479)	$(291)	$(3,437)	$5,026
Reconciliation of denominator:
Weighted average of common shares outstanding — basic(1)	15,936	18,119	12,570	18,104
Effect of dilutive stock options(2)	—	—	—	333

Weighted average number of common shares outstanding — diluted(1)	15,936	18,119	12,570	18,437

(1)	Excludes 42,309 shares of unvested restricted stock, granted March 1, 2006 contingent upon certain fiscal year earnings targets, which is included in total outstanding common shares as of March 31, 2006.
(2)	The effect of dilutive stock options was determined under the treasury stock method. Due to the net loss during the three and nine months ended March 31, 2005 and the three months ended March 31, 2006, the effect of the dilutive options were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.
Stock-Based Employee Compensation
At March 31, 2006, the Company offered stock option plans under which shares of common stock may be awarded to directors, employees or consultants of the Company and OPCO. In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R). SFAS 123R revises Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB 107) relating to the adoption of SFAS 123R. This statement requires the compensation cost relating to share-based payment transactions to be recognized in a company’s financial statements. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and may apply to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Public companies are required to adopt the new standard using a modified prospective method and may elect to restate prior periods using the modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retrospectively through restatement of such periods using the exact pro forma amounts disclosed in the companies’ footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Under SFAS 123R, the Company is required to follow a fair-value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. Effective July 1, 2005, the Company adopted the modified prospective method and has recognized the compensation cost for stock-based awards issued after June 30, 2005 and unvested awards outstanding at the date of adoption, on a straight-line basis over the requisite service period for the entire award. The additional compensation cost, pursuant to SFAS 123R, included in the statement of operations for the three and nine months ended March 31, 2006 was $18,000 and $53,000, respectively, net of related tax effects.
The following table reconciles the required disclosure under SFAS No. 148, which summarizes the amount of stock-based compensation expense, net of related tax effects, which would be included in the determination of net income if the expense recognition provisions of SFAS No. 123R had been applied to all stock option awards in periods presented (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2005	2006	2005	2006

Net income — as reported	$(4,479)	$(291)	$(3,437)	$5,026
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	18	—	53
Deduct: Total stock-option expense determined under the fair value based method, net of related tax benefits	(75)	(18)	(226)	(53)

Net income — pro forma	$(4,554)	$(291)	$(3,663)	$5,026

Net income per common share — basic — as reported	$(0.28)	$(0.02)	$(0.27)	$0.28
Net income per common share — basic — pro forma	$(0.29)	$(0.02)	$(0.29)	$0.28
Net income per common share — diluted — as reported	$(0.28)	$(0.02)	$(0.27)	$0.27
Net income per common share — diluted — pro forma	$(0.29)	$(0.02)	$(0.29)	$0.27
The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the three and nine months ended March 31, 2006 (no options were granted during the three and nine months ended March 31, 2005):

	Three Months Ended	Nine Months Ended
	March 31, 2006	March 31, 2006

Expected volatility	51.0%	45.6%
Expected life (years)	6.5	6.1
Risk-free interest rate	4.58%	4.24%
Expected dividends	None	None
Weighted average fair value	$8.37	$6.20

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
A summary of the status of stock option activity for the nine months ended March 31, 2006 follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic Value
	Options	Price	Term (years)	($ in millions)

Options outstanding at June 30, 2005 (1,838,906 shares exercisable)	1,843,906	11.31
Granted	55,000	12.26
Exercised	(55,550)	7.11
Forfeited and expired	(5,150)	16.00

Options outstanding at March 31, 2006	1,838,206	11.45	7.5	11.6

Exercisable at March 31, 2006	1,778,236	11.43	7.4	11.3

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on March 31, 2006. The intrinsic value of the Company’s stock options changes based on the closing price of the Company’s stock. The total intrinsic value of options exercised for the three and nine months ended March 31, 2006 and March 31, 2005 was immaterial. As of March 31, 2006, the total unrecognized compensation cost related to stock options is expected to be recognized is immaterial.
2.     DEBT
On July 8, 2005, OPCO entered into a Third Amended and Restated Credit Agreement (“Credit Agreement”) which increased OPCO’s senior secured revolving credit facility to $80 million from the previous amount of $55.0 million. The Credit Agreement reduced the rate of interest and fees payable under the credit facility and eliminated the quarterly reductions to the commitment amount. In addition, the Credit Agreement extended the term of the facility for one additional year to November 12, 2009. At OPCO’s request, existing lenders and/or additional lenders may agree to increase the maximum amount of the credit facility to $100 million. Under the Credit Agreement, up to $30.0 million may be used in connection with letters of credit. The commitment may be subject to reductions in the event the Company engages in certain issuances of debt or equity securities or asset disposals. OPCO’s borrowing capacity under the facility is limited to the lesser of the total commitment of $80.0 million or 85% of certain liquid assets. At March 31, 2006, the borrowing capacity was $69.3 million which consisted of the $80.0 million commitment less letters of credit totaling $10.7 million issued by Wells Fargo Bank, which guarantees the performance of certain of the Company’s contractual obligations. There was $27.5 million outstanding under the facility at March 31, 2006.
Borrowings under the Credit Agreement bear interest based, at OPCO’s option, on: (a) the base rate (as defined therein) plus 2.25% at March 31, 2006; (b) the applicable Eurodollar rate (as defined therein) plus 3.50% at March 31, 2006; or (c) LIBO (as defined therein) plus 3.50% at March 31, 2006. All obligations due under the Credit Agreement will mature on November 12, 2009. Interest expense under the credit facility for the three and nine months ended March 31, 2006 was $590,000 and $1.3 million, respectively.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
All borrowings and other obligations under the Credit Agreement are secured by all assets of OPCO and are guaranteed by the Company and each of OPCO’s existing and future direct and indirect domestic subsidiaries. Borrowings are secured by substantially all of OPCO’s assets and the assets of OPCO’s domestic subsidiaries.
3.     SUBSIDIARY GUARANTOR UNAUDITED FINANCIAL INFORMATION
OPCO’s payment obligations under its 9.75% Senior Notes due 2011 are jointly and severally guaranteed (the “Guarantees”) on a full and unconditional basis by the Company and by OPCO’s existing and future domestic subsidiaries (the “Guarantors”). Guarantees of the notes by Guarantors directly owning, now or in the future, capital stock of foreign subsidiaries will be secured by second priority liens on 65% of the capital stock of such foreign subsidiaries. In the event OPCO directly owns a foreign subsidiary in the future, the notes will be secured by a second priority lien on 65% of the capital stock of any such foreign subsidiary (the “Collateral”). The non-Guarantors consist of OPCO’s foreign subsidiaries (“Non-Guarantors”).
The Guarantees of the notes:

•	rank equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Guarantors; and

•	are effectively junior to any indebtedness of OPCO, including indebtedness under OPCO’s senior secured revolving credit facility, that is either (1) secured by a lien on the Collateral that is senior or prior to the second priority liens securing the Guarantees of the notes or (2) secured by assets that are not part of the Collateral to the extent of the value of the assets securing such indebtedness.
Separate financial statements of each Guarantor that is a subsidiary of OPCO have not been presented because management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at March 31, 2006 and June 30, 2005, and the condensed consolidating statements of operations and cash flows for the nine-month periods ended March 31, 2006 and 2005 of the Company, OPCO and the combined Guarantor subsidiaries, the combined Non-Guarantor subsidiaries and the consolidated Company.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING BALANCE SHEETS
March 31, 2006
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$522	$36,798	$73,988	$—	$111,308
Loans receivable
Loans receivable	—	8,002	43,327	—	51,329
Less: Allowance for loan losses	—	(1,036)	(3,696)	—	(4,732)

Loans receivable, net	—	6,966	39,631	—	46,597
Other consumer lending receivables, net	—	1,266	4,104	—	5,370
Other receivables	276	2,694	6,751	(404)	9,317
Income taxes receivable	—	1,603	—	—	1,603
Prepaid expenses	—	3,122	4,233	—	7,355
Deferred tax asset	—	—	72	—	72
Due from affiliates	—	60,414	—	(60,414)	—
Due from parent	—	2,412	—	(2,412)	—
Property and equipment, net	—	12,095	25,826	—	37,921
Goodwill and other intangibles, net	—	97,880	112,610	—	210,490
Debt issuance costs, net	—	9,871	—	—	9,871
Investment in subsidiaries	65,965	333,133	—	(399,098)	—
Other	—	653	1,493	—	2,146

	$66,763	$568,907	$268,708	$(462,328)	$442,050

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$26	$9,540	$9,619	$—	$19,185
Foreign income taxes payable	—	—	7,541	—	7,541
Accrued expenses and other liabilities	—	23,189	12,049	—	35,238
Accrued interest payable	—	10,295	—	(404)	9,891
Deferred tax liability	—	2,941	1,231	—	4,172
Due to affiliate	412	—	62,414	(62,826)	—
Revolving credit facilities	—	27,500	—	—	27,500
9.75% Senior Notes due 2011	—	271,556	—	—	271,556
Other long-term debt	—	642	—	—	642

	438	345,663	92,854	(63,230)	375,725
Shareholders’ equity:
Common stock	18	—	—	—	18
Additional paid in capital	150,383	95,125	20,599	(104,627)	161,480
(Accumulated deficit) retained earnings	(105,762)	103,711	136,826	(251,634)	(116,859)
Accumulated other comprehensive income	21,686	24,408	18,429	(42,837)	21,686

Total shareholders’ equity	66,325	223,244	175,854	(399,098)	66,325

	$66,763	$568,907	$268,708	$(462,328)	$442,050

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING BALANCE SHEETS
June 30, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

ASSETS
Cash and cash equivalents	$4	$30,049	$62,451	$—	$92,504
Loans receivable
Loans receivable	—	5,076	35,150	—	40,226
Less: Allowance for loan losses	—	(470)	(2,277)	—	(2,747)

Loans receivable, net	—	4,606	32,873	—	37,479
Other consumer lending receivables, net	—	9,163	—	—	9,163
Other receivables	276	1,370	2,969	(216)	4,399
Income taxes receivable	—	1,053	—	—	1,053
Prepaid expenses	—	2,948	3,910	—	6,858
Deferred tax asset	—	—	71	—	71
Due from affiliates	—	53,893	—	(53,893)	—
Due from parent	—	2,398	—	(2,398)	—
Property and equipment, net	—	12,456	23,155	—	35,611
Goodwill and other intangibles, net	—	87,535	98,655	—	186,190
Debt issuance costs, net	—	10,558	—	—	10,558
Investment in subsidiaries	59,759	317,853	9,660	(387,272)	—
Other	—	527	3,443	—	3,970

	$60,039	$534,409	$237,187	$(443,779)	$387,856

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$—	$7,298	$11,958	$—	$19,256
Foreign income taxes payable	—	—	4,648	—	4,648
Accrued expenses and other liabilities	5	14,833	12,071	—	26,909
Accrued interest payable	—	3,291	216	(216)	3,291
Deferred tax liability	—	1,757	595	—	2,352
Due to affiliate	398	—	55,893	(56,291)	—
9.75% Senior Notes due 2011	—	271,764	—	—	271,764

	403	298,943	85,381	(56,507)	328,220
Shareholders’ equity
Common stock	18	—	—	—	18
Additional paid in capital	149,900	104,926	30,259	(124,088)	160,997
(Accumulated deficit) retained earnings	(110,788)	105,740	106,410	(223,247)	(121,885)
Accumulated other comprehensive income	20,506	24,800	15,137	(39,937)	20,506

Total shareholders’ equity	59,636	235,466	151,806	(387,272)	59,636

	$60,039	$534,409	$237,187	$(443,779)	$387,856

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF OPERATIONS
Nine Months Ended March 31, 2006
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Revenues:
Check cashing	$—	$37,000	$68,859	$—	$105,859
Consumer lending:
Fees from consumer lending	—	44,598	74,077	—	118,675
Provision for loan losses and adjustment to servicing income	—	(10,492)	(12,381)	—	(22,873)

Consumer lending, net	—	34,106	61,696	—	95,802
Money transfer fees	—	3,471	9,209	—	12,680
Franchise fees and royalties	—	4,243	3,888	—	8,131
Other	—	6,091	13,028	—	19,119

Total revenues	—	84,911	156,680	—	241,591

Store and regional expenses:
Salaries and benefits	—	38,433	39,857	—	78,290
Occupancy	—	10,401	9,983	—	20,384
Depreciation	—	2,482	3,028	—	5,510
Returned checks, net and cash shortages	—	3,909	5,175	—	9,084
Telephone and telecommunication	—	2,562	1,709	—	4,271
Advertising	—	2,593	4,172	—	6,765
Bank charges	—	1,481	2,042	—	3,523
Armored carrier services	—	1,201	1,890	—	3,091
Other	—	12,020	12,680	—	24,700

Total store and regional expenses	—	75,082	80,536	—	155,618

Store and regional margin	—	9,829	76,144	—	85,973

Corporate and other expenses:
Corporate expenses	—	15,573	15,462	—	31,035
Management fee	—	(9,122)	9,122	—	—
Other depreciation and amortization	—	1,269	1,420	—	2,689
Interest expense, net	—	20,888	1,357	—	22,245
Reserve for litigation settlement	—	5,800	—	—	5,800
Other	—	702	16	—	718
Equity in subsidiary	(5,026)	—	—	5,026	—

Income (loss) before income taxes	5,026	(25,281)	48,767	(5,026)	23,486
Income tax provision	—	109	18,351	—	18,460

Net income (loss)	$5,026	$(25,390)	$30,416	$(5,026)	$5,026

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF OPERATIONS
Nine Months Ended March 31, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Revenues:
Check cashing	$—	$35,262	$60,541	$—	$95,803
Consumer lending:
Fees from consumer lending	—	59,338	54,632	—	113,970
Provision for loan losses and adjustment to servicing income	—	(13,400)	(9,117)	—	(22,517)

Consumer lending, net	—	45,938	45,515	—	91,453
Money transfer fees	—	3,203	7,712	—	10,915
Franchise fees and royalties	—	805	3,172	—	3,977
Other	—	2,527	10,317	—	12,844

Total revenues	—	87,735	127,257	—	214,992

Store and regional expenses:
Salaries and benefits	—	33,555	33,563	—	67,118
Occupancy	—	8,420	8,420	—	16,840
Depreciation	—	2,781	2,571	—	5,352
Returned checks, net and cash shortages	—	3,528	4,427	—	7,955
Telephone and telecommunication	—	2,949	1,655	—	4,604
Advertising	—	3,173	3,936	—	7,109
Bank charges	—	1,454	1,481	—	2,935
Armored carrier services	—	1,097	1,551	—	2,648
Other	—	10,198	11,243	—	21,441

Total store and regional expenses	—	67,155	68,847	—	136,002

Store and regional margin	—	20,580	58,410	—	78,990

Corporate and other expenses:
Corporate expenses	—	13,738	13,159	—	26,897
Management fees	636	(934)	934	—	636
Other depreciation and amortization	—	1,694	1,188	—	2,882
Interest expense, net	7,642	16,615	2,980	—	27,237
Loss on extinguishment of debt	8,097	—	—	—	8,097
Termination of management services agreement	2,500	—	—	—	2,500
Other	141	(128)	120	—	133
Equity in subsidiary	(15,579)	—	—	15,579	—

Income (loss) before income taxes	(3,437)	(10,405)	40,029	(15,579)	10,608
Income tax (benefit) provision	—	(336)	14,381	—	14,045

Net income	$(3,437)	$(10,069)	$25,648	$(15,579)	$(3,437)

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF CASH FLOWS
Nine Months Ended March 31, 2006
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$5,026	$(25,390)	$30,416	$(5,026)	$5,026
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Undistributed income of subsidiary	(5,026)	—	—	5,026	—
Depreciation and amortization	—	5,053	4,448	—	9,501
Reserve for litigation settlement	—	5,800	—	—	5,800
Non-cash stock compensation	88	—	—	—	88
Losses on store closings and sales	—	633	16	—	649
Foreign currency loss on revaluation of subordinated borrowings	—	5	—	—	5
Deferred tax provision	—	1,184	617	—	1,801
Change in assets and liabilities (net of effect of acquisitions):
Decrease (increase) in loans and other receivables	—	4,283	(14,540)	404	(9,853)
Increase in income taxes receivable	—	(8,094)	—	7,544	(550)
(Increase) decrease in prepaid expenses and other	—	(300)	1,538	—	1,238
Increase in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	21	15,913	541	(7,948)	8,527

Net cash provided by (used in) operating activities	109	(913)	23,036	—	22,232
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(5,892)	(14,078)	—	(19,970)
Additions to property and equipment	—	(4,706)	(7,193)	—	(11,899)
Net decrease in due from affiliates	—	2,723	—	(2,723)	—

Net cash used in investing activities	—	(7,875)	(21,271)	(2,723)	(31,869)
Cash flows from financing activities:
Proceeds from the exercise of stock options	395	—	—	—	395
Other debt borrowings	—	642	—	—	642
Net increase in revolving credit facilities	—	27,500	—	—	27,500
Payment of debt issuance costs	—	(1,218)	—	—	(1,218)
Net decrease in due to affiliates and due from parent	14	(11,387)	8,650	2,723	—

Net cash provided by financing activities	409	15,537	8,650	2,723	27,319
Effect of exchange rate changes on cash and cash equivalents	—	—	1,122	—	1,122

Net increase in cash and cash equivalents	518	6,749	11,537	—	18,804
Cash and cash equivalents at beginning of period	4	30,049	62,451	—	92,504

Cash and cash equivalents at end of period	$522	$36,798	$73,988	$—	$111,308

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATING STATEMENTS OF CASH FLOWS
Nine Months Ended March 31, 2005
(in thousands)

		Dollar Financial
	Dollar	Group, Inc.	Subsidiary
	Financial	and Subsidiary	Non-
	Corp.	Guarantors	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net (loss) income	$(3,437)	$(10,069)	$25,648	$(15,579)	$(3,437)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Undistributed income of subsidiary	(15,579)	—	—	15,579	—
Depreciation and amortization	19	5,600	3,761	—	9,380
Loss on extinguishment of debt	5,114	—	—	—	5,114
(Gain) loss on store closings and sales	—	(175)	121	—	(54)
Foreign currency loss on revaluation of subordinated borrowings	—	183	—	—	183
Deferred tax benefit	—	—	(132)	—	(132)
Change in assets and liabilities (net of effect of acquisitions):
(Increase) decrease in loans and other receivables	(3,662)	3,654	(5,275)	(29)	(5,312)
Decrease in income taxes receivable	—	40,858	1,196	(40,800)	1,254
(Increase) decrease in prepaid expenses and other	—	(2,605)	470	—	(2,135)
Increase (decrease) in accounts payable, income taxes payable, accrued expenses and other liabilities and accrued interest payable	3,959	(33,388)	1,881	40,829	13,281

Net cash (used in) provided by operating activities	(13,586)	4,058	27,670	—	18,142
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(21,633)	(3,725)	—	(25,358)
Additions to property and equipment	—	(2,832)	(6,492)	—	(9,324)
Net decrease in due from affiliates	—	57,773	—	(57,773)	—

Net cash provided by (used in) investing activities	—	33,308	(10,217)	(57,773)	(34,682)
Cash flows from financing activities:
Proceeds from initial public offering of common stock, net	109,786	—	—	—	109,786
Redemption of 16% Senior Notes due 2012	(50,416)	—	—	—	(50,416)
Redemption of 13.95% Senior Subordinated Notes due 2012	(44,661)	—	—	—	(44,661)
Other debt payments	—	(77)	(16)	—	(93)
Net increase in revolving credit facilities	—	11,000	—	—	11,000
Payment of initial public stock offering costs	(1,309)	—	—	—	(1,309)
Payment of debt issuance costs	(3)	(164)	—	—	(167)
Net increase (decrease) in due to affiliates and due from parent	(3,421)	(40,969)	(13,383)	57,773	—
Dividend paid to parent	3,610	(3,610)	—	—	—

Net cash (used in) provided by financing activities	13,586	(33,820)	(13,399)	57,773	24,140
Effect of exchange rate changes on cash and cash equivalents	—	—	3,923	—	3,923

Net increase in cash and cash equivalents	—	3,546	7,977	—	11,523
Cash and cash equivalents at beginning of period	4	27,124	42,142	—	69,270

Cash and cash equivalents at end of period	$4	$30,670	$50,119	$—	$80,793

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	GOODWILL AND OTHER INTANGIBLES
In accordance with the adoption provisions of SFAS No. 142, the Company is required to perform goodwill impairment tests on at least an annual basis. The Company performs its annual impairment test as of June 30. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings. A portion of the consideration for the We The People acquisitions was allocated to franchise agreements and territory rights. Territory rights are deemed to have an indefinite useful life and are expected to be available for sale when certain indemnification claims have been resolved as discussed in Note 9. Franchise agreements are deemed to have a definite life and are amortized on a straight-line basis over the estimated useful lives of the agreements which are generally 10 years. A portion of the consideration for the 11 stores acquired on March 9, 2006 was allocated to reacquired franchise rights. Reacquired franchise rights are deemed to have an indefinite useful life. These identifiable intangible assets have been included as other intangibles on the Consolidated Balance Sheets. Amortization for franchise agreements for the nine months ended March 31, 2006 was $73,000. The amortization expense for the franchise agreements will be as follows:

Fiscal Year Ending June 30,	Amount

(in thousands)
2006	$94.0
2007	84.7
2008	84.7
2009	84.7
2010	84.7
Thereafter	395.1

$827.9

The changes in the carrying amount of goodwill and other intangibles by reportable segment for the fiscal year ended June 30, 2005 and the nine months ended March 31, 2006 are as follows (in thousands):

	United		United
	States	Canada	Kingdom	Total

Balance at June 30, 2004	$56,514	$38,821	$53,783	$149,118
Amortization of other intangibles	(56)	—	—	(56)
Acquisitions	31,077	—	3,223	34,300
Foreign currency translation adjustments	—	3,638	(810)	2,828

Balance at June 30, 2005	87,535	42,459	56,196	186,190

Amortization of other intangibles	(73)	—	—	(73)
Acquisitions	10,418	13,339	18	23,775
Foreign currency translation adjustments	—	2,299	(1,701)	598

Balance at March 31, 2006	$97,880	$58,097	$54,513	$210,490

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table reflects the components of intangible assets (in thousands):

	June 30, 2005		March 31, 2006

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Non-amortized intangible assets:
Cost in excess of net assets acquired	$205,572	$20,532	$228,983	$20,757
Territory rights	—	—	181	—
Reacquired franchise rights	—	—	1,424	—

	$205,572	$20,532	$230,588	$20,757

Amortized intangible assets:
Covenants not to compete	$2,510	$2,510	$—	$—
Franchise agreements	1,187	37	755	96

	$3,697	$2,547	$755	$96

5.	COMPREHENSIVE INCOME (LOSS)
Comprehensive income (loss) is the change in equity from transactions and other events and circumstances from non-owner sources, which includes foreign currency translation and fair value adjustments for cash flow hedges. The following shows the comprehensive income (loss) for the periods stated (in thousands):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2005	2006	2005	2006

Net (loss) income	$(4,479)	$(291)	$(3,437)	$5,026
Foreign currency translation adjustment	(2,271)	37	12,573	1,189
Fair value adjustments for cash flow hedges	161	39	(159)	(9)

Total comprehensive (loss) income	$(6,589)	$(215)	$8,977	$6,206

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	GEOGRAPHIC SEGMENT INFORMATION
All operations for which geographic data is presented below are in one principal industry (check cashing, consumer lending and ancillary services) (in thousands):

	United		United
	States	Canada	Kingdom	Total

As of and for the three months ended March 31, 2005
Identifiable assets	$152,465	$107,917	$111,748	$372,130
Goodwill and other intangibles, net	83,282	42,734	59,178	185,194
Sales to unaffiliated customers:
Check cashing	13,497	10,141	9,070	32,708
Consumer lending:
Fees from consumer lending	18,970	11,581	6,674	37,225
Provision for loan losses and adjustments to servicing income	(2,116)	(661)	(1,531)	(4,308)

Consumer lending, net	16,854	10,920	5,143	32,917
Money transfer fees	1,126	1,702	894	3,722
Franchise fees and royalties	689	1,074	—	1,763
Other	1,105	3,540	698	5,343

Total sales to unaffiliated customers	33,271	27,377	15,805	76,453
Interest expense, net	6,862	134	770	7,766
Depreciation and amortization	1,379	790	409	2,578
(Loss) income before income taxes	(11,929)	9,122	3,765	958
Income tax provision	494	3,839	1,104	5,437
For the nine months ended March 31, 2005
Sales to unaffiliated customers:
Check cashing	$35,262	$32,286	$28,255	$95,803
Consumer lending:
Fees from consumer lending	59,337	35,600	19,033	113,970
Provision for loan losses and adjustments to servicing income	(13,399)	(4,530)	(4,588)	(22,517)

Consumer lending, net	45,938	31,070	14,445	91,453
Money transfer fees	3,202	5,058	2,655	10,915
Franchise fees and royalties	805	3,172	—	3,977
Other	2,524	8,092	2,228	12,844

Total sales to unaffiliated customers	87,731	79,678	47,583	214,992
Interest expense, net	24,257	726	2,254	27,237
Depreciation and amortization	4,474	2,280	1,480	8,234
(Loss) income before income taxes	(29,422)	28,360	11,670	10,608
Income tax (benefit) provision	(335)	10,928	3,452	14,045

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	United		United
	States	Canada	Kingdom	Total

As of and for the three months ended March 31, 2006
Identifiable assets	$173,342	$151,505	$117,203	$442,050
Goodwill and other intangibles, net	97,880	58,097	54,513	210,490
Sales to unaffiliated customers:
Check cashing	13,984	12,633	9,671	36,288
Consumer lending:
Fees from consumer lending	14,838	17,909	8,596	41,343
Provision for loan losses and adjustments to servicing income	(2,610)	(1,314)	(2,428)	(6,352)

Consumer lending, net	12,228	16,595	6,168	34,991
Money transfer fees	1,427	2,013	1,020	4,460
Franchise fees and royalties	1,316	1,412	—	2,728
Other	2,157	4,942	893	7,992

Total sales to unaffiliated customers	31,112	37,595	17,752	86,459
Interest expense, net	7,101	(243)	708	7,566
Depreciation and amortization	1,145	896	680	2,721
(Loss) income before income taxes	(11,213)	16,332	2,397	7,516
Income tax provision	487	6,341	979	7,807
For the nine months ended March 31, 2006
Sales to unaffiliated customers:
Check cashing	$36,999	$37,724	$31,136	$105,859
Consumer lending:
Fees from consumer lending	44,598	50,385	23,692	118,675
Provision for loan losses and adjustments to servicing income	(10,492)	(6,776)	(5,605)	(22,873)

Consumer lending, net	34,106	43,609	18,087	95,802
Money transfer fees	3,471	6,046	3,163	12,680
Franchise fees and royalties	4,243	3,888	—	8,131
Other	6,092	10,248	2,779	19,119

Total sales to unaffiliated customers	84,911	101,515	55,165	241,591
Interest expense (income), net	20,888	(774)	2,131	22,245
Depreciation and amortization	3,751	2,544	1,904	8,199
(Loss) income before income taxes	(25,281)	40,587	8,180	23,486
Income tax provision	109	15,724	2,627	18,460
7. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Operations in the United Kingdom and Canada have exposed the Company to shifts in currency valuations. From time to time, the Company may elect to purchase put options in order to protect earnings in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At March 31, 2006, the Company held put options with an aggregate notional value of $(CAN) 52.5 million and £(GBP) 3.3 million to protect the currency exposure in

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Canada through December 31, 2006 and the United Kingdom through June 30, 2006. Subsequent to the quarter ended March 31, 2006, the Company purchased additional put options with an aggregate notional value of $(CAN) 39.0 million and £(GBP) 14.4 million to protect the currency exposure in Canada and the United Kingdom through June 30, 2007. The Company uses purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted earnings denominated in currencies other than the U.S. dollar. The Company’s cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of March 31, 2006, no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness in the Company’s cash flow hedges for the three or nine months ended March 31, 2006. As of March 31, 2006, amounts related to derivatives qualifying as cash flow hedges amounted to a decrease of shareholders’ equity of $9,000, all of which is expected to be transferred to earnings in the next nine months along with the earnings effects of the related forecasted transactions. The fair market value of the outstanding puts held by the Company at March 31, 2006 was $366,000 and is included in other assets on the balance sheet.
Although the Company’s revolving credit facility and Canadian overdraft credit facility carry variable rates of interest, most of the Company’s average outstanding indebtedness carries a fixed rate of interest. A change in interest rates is not expected to have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
8. CONTINGENT LIABILITIES
In addition to the legal proceedings discussed below, which the Company is defending vigorously, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business. Although the Company believes that the resolution of these proceedings will not materially adversely impact its business, there can be no assurances in that regard.
Canadian legal proceedings.
On August 19, 2003, a former customer in Ontario, Canada, Margaret Smith, commenced an action against us and our Canadian subsidiary on behalf of a purported class of Canadian borrowers (except those residing in British Columbia) who, Smith claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal usury law and seeks restitution and damages, including punitive damages. Our Canadian subsidiary’s motions to stay the action on grounds of arbitrability and our motion that Canada lacked jurisdiction over it were both denied.
On October 21, 2003, another former customer, Kenneth D. Mortillaro, commenced a similar action in Ontario against our Canadian subsidiary, but this action has since been stayed on consent because it is a duplicate action.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
On November 6, 2003, Gareth Young, a former customer, commenced a purported class action in the Court of Queen’s Bench of Alberta on behalf of a class of consumers who obtained short-term single-payment loans from our Canadian subsidiary in Alberta, alleging, among other things, that the charge to borrowers in connection with such loans is usurious. On December 9, 2005, our Canadian subsidiary settled this action, subject to court approval. On March 3, 2006, just prior to the date scheduled for final court approval of the settlement, the plaintiff’s lawyer advised that Young would not proceed with the settlement and indicated his intention to join the Smith action. We have commenced proceedings to enforce the settlement in accordance with Young’s agreement.
On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against our Canadian subsidiary and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims, were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. Following initial denial, MacKinnon obtained an order permitting him to reapply for class certification, which was appealed. The Court of Appeal has granted MacKinnon the right to apply to the original judge to have her amend her order denying class certification.
On April 15, 2005, the solicitor acting for MacKinnon commenced a proposed class action against our Canadian subsidiary on behalf of another former customer, Louise Parsons. The certification motion in this action is scheduled to proceed in November 2006.
Similar purported class actions have been commenced against our Canadian subsidiary in Manitoba, New Brunswick, Nova Scotia and Newfoundland. We are named as a defendant in the actions commenced in Nova Scotia and Newfoundland, but we have not been served with the statements of claim in these actions. The claims in these additional actions are substantially similar to those of the Ontario actions referred to above.
California legal proceedings.
We are the defendant in four lawsuits commenced by the same law firm. Each is pled as a class action, and each alleges violations of California’s wage-and-hour laws. The named plaintiffs are our former employees Vernell Woods (commenced August 22, 2000), Juan Castillo (commenced May 1, 2003), Stanley Chin (commenced May 7, 2003) and Kenneth Williams (commenced June 3, 2003). Each of these suits seeks an unspecified amount of damages and other relief in connection with allegations that we misclassified California store (Woods) and area (Castillo) managers as “exempt” from a state law requiring the payment of overtime compensation, that we failed to provide non-management employees with meal and rest breaks required under state law (Chin) and that we computed bonuses payable to its store managers using an impermissible profit-sharing formula (Williams). The trial court in Chin denied plaintiff’s motion for class certification; plaintiff has appealed that ruling. On March 15, 2006, we agreed in principle to settle the Woods, Castillo and Williams actions, and we memorialized that understanding on April 21, 2006. We agreed to settle Woods for $4,000,000, Castillo for $1,100,000 and Williams for $700,000. The settlement is subject to court approval, which we anticipate in early 2007; although we expect such approval, there can be no assurance that such approval will be forthcoming. We accrued $5.8 million during the quarter ended March 31, 2006 related to the Woods, Castillo and Williams cases. At March 31, 2006, this amount is included in other accrued expenses and other liabilities.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from the Chin case.
We The People legal proceedings.
Our business model for our legal document preparation services business is being challenged in the courts, as described below, which could result in our discontinuation of these services in any one or more jurisdictions.
The company from which we bought the assets of our We The People? business, We The People Forms and the Former WTP and/or certain of our franchisees, are defendants in various lawsuits. These actions, which are pending in North Carolina, Illinois, Florida, Ohio and Georgia state courts, allege violations of the unauthorized-practice-of-law statutes and various consumer protection statutes of those states. There are presently fourteen stores operated by franchisees in these five states. These cases seek damages and/or injunctive relief, which could prevent us and/or our franchisees from preparing legal documents in accordance with our present business model. The Illinois case has been pending since March 2001. The Georgia case was commenced against the Company’s local franchisee in May 2005. The North Carolina case has been pending since the summer of 2003. The Florida and Ohio cases have been pending since February 2006.
On February 9, 2006, the Tennessee Department of Consumer Affairs settled a lawsuit it had filed against us and our two Tennessee franchisees that had alleged violations of the Tennessee unauthorized-practice-of-law statute and the Tennessee Consumer Protection Act. The settlement allows us to continue our operations in Tennessee, with certain adjustments to our services and advertisements. As part of the settlement, without admitting liability, we have made a payment of $160,000 that will be distributed as refunds to eligible consumers.
The Former WTP and/or certain of our franchisees were defendants in adversary proceedings commenced by various U.S. Bankruptcy trustees in bankruptcy courts in the District of Colorado, Eastern District of New York, District of Maryland, District of Connecticut, Northern District of Illinois, Middle District of Tennessee, Eastern District of Tennessee, Eastern District of Oklahoma, Middle District of North Carolina, District of Idaho, District of Oregon, Eastern District of Michigan and District of Delaware. The actions in Connecticut, Colorado, Illinois, New York, Connecticut, Maryland, Delaware, Michigan and Oklahoma have recently been settled. The cases in Tennessee, Idaho and North Carolina have been adjudicated by the courts, and limits have been placed on our service offerings and pricing in those jurisdictions. A similar case was filed recently in the Central District of Texas. In each of these adversary proceedings, it was alleged that the defendants had violated Section 110 of the Bankruptcy Code, which governs the preparation of bankruptcy petitions by non-attorneys, and engaged in fraudulent, unfair and deceptive conduct.
In March 2003, the Former WTP, on behalf of its local franchisee, filed an appeal from a decision of the United States District Court for the District of Idaho which had reduced the fee that the Former WTP franchisee could charge for its bankruptcy petition preparation services and ruled that the Former WTP’s business model for the preparation of bankruptcy petitions was deceptive or unfair, resulted in the charging of excessive fees, and constituted the unauthorized practice of law. On June 17, 2005, the United States Court of Appeals for the Ninth Circuit affirmed this decision, without reaching the issues related to unauthorized practice of law.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
In November 2005, we, the Former WTP and certain of our franchisees entered into a settlement of multiple adversary proceedings that had been brought by the U.S. bankruptcy trustee for the region that includes New York, Connecticut and Vermont. Under the terms of the settlement, we have agreed to desist from the unauthorized practice of law, and we have agreed to comply with certain consumer protections, including required disclosures and advertising limitations.
In December 2004, the Former WTP entered into a stipulated judgment based on an alleged violation of the Federal Trade Commission’s Franchise Rule. Under the terms of the judgment, the Former WTP paid a $286,000 fine and is permanently enjoined from violating the Federal Trade Commission Act and the Franchise Rule and is required to comply with certain compliance training, monitoring and reporting and recordkeeping obligations. We have requested the Federal Trade Commission to confirm that it agrees with our interpretation that these obligations are applicable only to our legal document preparation services business.
On August 11, 2005, Sally S. Attia and two other attorneys, purporting to sue on behalf of a nationwide class of all U.S. bankruptcy attorneys, commenced an antitrust action against us in the U.S. District Court for the Southern District of New York. They allege that we and the Former WTP have unlawfully restrained competition in the market for bankruptcy services through our advertising and other practices, and they seek class-action status, damages in an indeterminate amount (including punitive and treble damages under the Sherman and Clayton Acts) and other relief. On August 12, 2005, the court denied plaintiffs’ request for expedited or ex parte injunctive relief. Our motion to dismiss this action was submitted on October 7, 2005, and we are presently awaiting a decision.
On October 21, 2005, we filed an action against IDLD, Inc., Ira Distenfield and Linda Distenfield in the Court of Common Pleas of Chester County, Pennsylvania, alleging that the sellers of the We The People business deliberately concealed certain franchise sales from us. We also assert breaches of representations and warranties made by the sellers with respect to undisclosed liabilities and other matters arising out of the acquisition. On March 13, 2006, the sellers and We The People Hollywood Florida, Inc. filed suit against us in the U.S. District Court for the Central District of California. Their complaint alleges that the we deprived plaintiffs of the benefits of the purchase agreement, improperly terminated the employment contracts that Ira and Linda Distenfield had with us, and other claims. On April 7, 2006, the parties agreed to stay both the Pennsylvania and California litigations and to have all disputes resolved by arbitration. The parties are now selecting arbitrators. The arbitration proceedings are expected to begin after June 15, 2006.
At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of any of the aforementioned unsettled matters.
In addition to the matters described above, we continue to respond to inquiries we receive from state bar associations and state regulatory authorities from time to time as a routine part of its business regarding its legal document preparation services business and its franchisees.
While we believe there is no legal basis for liability in any of the aforementioned cases, due to the uncertainty surrounding the litigation process, we are unable to reasonably estimate a range of loss, if any, at this time. While the outcome of these matters is currently not determinable, we do not expect that the ultimate cost to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9. ACQUISITIONS
The following acquisitions have been accounted for under the purchase method of accounting.
On January 31, 2005, the Company entered into an agreement to acquire substantially all of the assets of Alexandria Financial Services, LLC, Alexandria Acquisition, LLC, American Check Cashers of Lafayette, LLC, ACC of Lake Charles, LLC and Southern Financial Services of Louisiana, LLC (collectively, “American”). The aggregate purchase price for this acquisition was $11.9 million in cash. This includes a $2.0 million revenue-based earn out which became payable on January 31, 2006. At March 31, 2006, this amount is included in accrued expenses and other liabilities. The Company’s revolving credit facility was used to fund the purchase. The excess of the purchase price over the fair value of the identifiable assets acquired was $11.1 million.
On March 7, 2005, the Company entered into an agreement to acquire substantially all of the assets of We The People Forms and Service Centers USA, Inc. (“WTP”) relating to WTP’s retail-based legal document preparation services business. The aggregate purchase price for this acquisition was $14.0 million, consisting of $10.5 million in cash paid at closing, $2.0 million in unregistered shares of the Company’s common stock and $1.5 million paid at closing to an escrow account to secure certain indemnification liabilities of WTP. In May 2005, $250,000 of the escrow amount was distributed to the seller and 25% of the remaining escrow amount was scheduled to be distributed on each of December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006, assuming no indemnification claims at such times. In addition, the Company assumed $750,000 in liabilities and assumed approximately $7.6 million in refundable deposits related to certain franchise agreements. The Company allocated a portion of the purchase price to purchased franchise agreements for $1.2 million and other assets for $1.1 million, with the remainder allocated to goodwill. The agreement also includes a maximum revenue-based earn out of up to $3.0 million which is payable over a two-year period.
The Company is pursuing indemnification claims against the former shareholders of WTP on account of asserted breaches of representations and warranties with respect to both undisclosed liabilities and other matters arising out of the acquisition and has instituted a related lawsuit. Pending the resolution of these claims, the Company has determined to withhold the escrow distributions described above. The Company has terminated the employment of Ira and Linda Distenfield, the former shareholders of WTP. (See Note 8.).
The Company’s revolving credit facility and unregistered shares of the Company’s common stock were used to fund the purchase. The excess of the purchase price over the fair value of net identifiable assets acquired was $21.5 million. The Company believes that due to the revenues generated from the network of 170 locations and the potential to sell additional franchises, the allocation of a portion of the purchase price to goodwill is appropriate.

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Following is the allocation of the purchase price for the WTP acquisition (in millions):

WTP

Purchase price	$14.0
Net assets acquired:
Purchased franchise agreements	(1.2)
Refundable deposits	7.6
Other (assets) and liabilities	1.1

Goodwill	$21.5

In July 2005, the Company purchased 26 We The People franchisee-owned stores, converting them to company-owned and -operated stores, and related franchise territory for future development. The aggregate purchase price for these acquisitions was $4.9 million and was funded through excess internal cash. The excess of the purchase price over the fair value of identifiable assets acquired was $4.5 million. The Company believes that due to the earnings potential from the 26 acquired stores and from franchising opportunities in the acquired territories, the allocation of a portion of the purchase price to goodwill is appropriate.
In October 2005, the Company purchased three We The People franchisee-owned stores, converting them to company-owned and -operated stores, and related franchise territories for future development. In addition, the Company acquired three undeveloped territories from franchisees for future development. The aggregate purchase price for these acquisitions was $1.6 million, consisting of $833,000 in cash paid at closing and a $733,000 note payable. The Company allocated $181,000 of the purchase price to territory rights. The excess of the purchase price over the fair value of identifiable assets acquired was $1.1 million. The Company believes that due to the earnings potential from the acquired stores and territory rights and from the franchising opportunities in the acquired territories, the allocation of a portion of the purchase price to goodwill is appropriate.
On March 9, 2006, the Company entered into an agreement to purchase substantially all of the assets of thirteen franchised stores in western Canada in a series of transactions. Eleven stores were acquired in March 2006 and two stores will be acquired contingent upon the successful attainment of required loan licenses. The acquired stores were controlled by a franchisee of the Company’s Canadian subsidiary, and the company also had a minority ownership interest in seven of these stores. The total aggregate purchase price for the eleven stores was approximately $14.7 million cash. An additional $3.6 million is being held in escrow for the remaining two stores. The Company allocated a portion of the purchase price to reacquired franchise rights for $1.4 million and other assets for $1.4 million. The Company’s revolving credit facility was used to fund the purchase. The excess of the purchase price over the preliminary fair value of identifiable assets acquired was $11.9 million.
10. SUPPLEMENTARY CASH FLOW INFORMATION
Non-cash transactions: On November 15, 2004, Dollar Financial Corp. elected to capitalize $6.5 million of interest on its 16.0% Senior Notes due 2012 and its 13.95% Senior Subordinated Notes due 2012. On February 2, 2005, Dollar Financial Corp. wrote-off $1.5 million of unamortized original issue discount related to the redemption of the 16.0% Senior Notes and $1.5 million of unamortized original issue discount related to the 13.95% Senior Subordinated Notes. Additionally, Dollar Financial Corp. forgave $2.5 million of accrued interest under the management loans and accepted certain of the management individuals’ exchange of shares of its common stock held by them

DOLLAR FINANCIAL CORP.
NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
in satisfaction of $6.7 million principal amount of such loans. On March 7, 2005, the Company, as part of the consideration for the acquisition of WTP, issued $2.0 million in unregistered shares of its common stock (141,935 shares). As of March 31, 2006, the Company had accrued $2.0 million for a revenue-based earn out related to the January 31, 2005 American acquisition (see Note 9).
11. SUBSEQUENT EVENT
On April 3, 2006, the Company entered into an asset purchase agreement to acquire six stores from a franchisee of the Company’s wholly owned U.K. subsidiary. The aggregate purchase price for the acquisition was approximately $1.7 million in cash. The Company’s revolving credit facility was used to fund the purchase.
12. PROPOSED OFFERING (unaudited)
On May 18, 2006, the Company’s Board of Directors approved the offering by the Company of up to 5,000,000 shares of Common Stock. The net proceeds from this offering are expected to be used to redeem a portion of OPCO’s outstanding 9.75% Senior Notes due in 2011 and to pay fees and expenses with respect to these transactions and any remaining proceeds will be used to repay additional indebtedness under OPCO’s revolving credit facility. Additionally, the Company expects to register up to an additional 3,050,000 previously issued shares in connection with the Offering.

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